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02028970

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Africa Gem Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- 34638 FISCAL YEAR 2-28-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/14/02

82-34638

Bonnie

From: Mark_Radom/UK/DEWEY@deweyballantine.com
Sent: Wednesday, April 10, 2002 8:32 PM
To: bonnie@africangem.com
Subject: Afgem ADR Program (See Notice Below)

AR/S
2-28-01

Bonnie,

Please send copies of all Afgem disclosure to the SEC in the form of hard copies. The SEC will not process disclosure sent via e-mail. I wish it
were otherwise, since it would be much easier, but, for the time being, please mail copies of all disclosure to the attention of:

Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington D.C. 20549.

The file number, which should be referenced in a cover memo to be sent along with each and any submission of Afgem disclosure, is 82-5257. This
number was assigned to Afgem on February 12, 2002. Please contact me with all additional inquiries at your convenience.

Best regards,

Mark

-Notice--
This e-mail message is confidential, intended only for the named recipient(s) above and may contain information that is privileged, attorney
work product or exempt from disclosure under applicable law. If you have received this message in error, or are not the named recipient(s), please
immediately notify the sender at 44 20 7456-6000 and delete this e-mail message from your computer. Thank you.

02 APR 25 AM 11:07

86% AFG: AFGEM - New non executive director from th...
AFG: AFGEM - New non executive director from th...
09/04/2002 Source: JSE NEWS SERVICE
72% AFG: Africa Gem Resources Limited - New confide...
AFG: Africa Gem Resources Limited - New confide...
14/02/2002 Source: JSE NEWS SERVICE
57% Afgem appoints Harebottle COO
African Gem Resources, the listed mining group with its main interest the Merelani tanzanite mine in Tanzania, has appointed Ian Harebottle as COO
05/02/2002 Source: I-Net Bridge
57% Afgem appoints Harebottle COO
African Gem Resources has appointed Ian Harebottle to its board as Chief Operations Officer
01/02/2002 Source: I-Net Bridge
100% AFG: Afgem - New Chief Operations Officer for A...
AFG: Afgem - New Chief Operations Officer for A...
01/02/2002 Source: JSE NEWS SERVICE
72% Tiffany's ban troubles Afgem
Resources Correspondent AFRICAN Gem Resources, a Johannesburg-based tanzanite mining company, is considering commissioning an independent inquiry into allegations that the illegal sale of tanzanite has been helping to support international terroris...
09/01/2002 Source: Julie Bain Business Day 1st Edition
14% Await further developments before buying Afgem
The bad news is that the legal action has added a further six months' delay to the start of mining production at its Tanzanian mine
07/12/2001 Source: Financial Mail
14% AFGEM DIAMONDS
FURTHER DELAYS Ord price: 145c Market value R188m Div yield: 12-month high, 250c; PE ratio: 7,7. Sector PE: 7,8 Low, 94c SixTurn-OperatingPre-taxHeadlineDividend monthsoverprofitprofitEarningsper share toRmRmRmper share (c)(c) Feb 008,5 (0,0...
30/11/2001 Source: Brendan Ryan Financial Mail
100% Afgem to start mining in Tanzania after delays
Resources Correspondent AFRICAN Gem Resources will start production of tanzanite from its Merelani mine in Tanzania nearly a year after initially scheduled. Reporting results for the seven months ended September 30, African Gem Resources (Afgem) s...
21/11/2001 Source: Julie Bain Business Day 1st Edition
57% Afgem h'line EPS up 54%
Looking ahead Afgem says it is financially and strategically well-positioned to achieve its short- and medium-term objectives in the coming six months
20/11/2001 Source: I-Net Bridge
100% AFG: African Gem Resources Limited - Interim Re...
AFG: African Gem Resources Limited - Interim Re...
20/11/2001 Source: JSE NEWS SERVICE
100% AFG: African Gem Resources Limited - Interim.../02
AFG: African Gem Resources Limited - Interim.../02
20/11/2001 Source: JSE NEWS SERVICE
43% Rare gemstone making waves
A RARE coloured gemstone first discovered in Africa a little over 30 years ago has become a prime business and marketing focus for an SA mining and exploration company. The violet-blue gemstone, called Tanzanite, was discovered in 1967 by a Masai tri...
05/10/2001 Source: Business Day 1st Edition
14% Sanlam more focused
WHAT is Sanlam doing selling its healthcare interests just when some other insurance companies are trying to increase their exposure in this market? In theory, health care interests fit well with general life insurance since they form part of a broad...
03/10/2001 Source: Business Day 1st Edition
57% AFG: AFRICAN GEM RESOURCES LIMITED - ANNOUNCEMENT
AFG: AFRICAN GEM RESOURCES LIMITED - ANNOUNCEMENT
23/08/2001 Source: JSE NEWS SERVICE
43% Tanzania court dismisses Afgem case
A lawsuit against South African mining group African Gem Resources is struck off by the High Court in Tanzania
23/08/2001 Source: I-Net Bridge
43% Tanzania court dismisses Afgem case
A lawsuit against South African mining group African Gem Resources is struck off in its entirety with costs by a full Bench of the High Court in Tanzania.
22/08/2001 Source: I-Net Bridge
43% Tanzania court dismisses Afgem case
A lawsuit against South African mining group African Gem Resources is struck off in its entirety with costs by a full Bench of the High Court in Tanzania.
22/08/2001 Source: I-Net Bridge
86% AFG: AFRICAN GEM RESOURCES LIMITED - ANNOUNCEMENT
AFG: AFRICAN GEM RESOURCES LIMITED - ANNOUNCEMENT
22/08/2001 Source: JSE NEWS SERVICE
100% Afgem warns its sales will decline
African Gem Resources has cautioned that sales for the interim six-month period ending Sepember 30, 2001, would be lower than expected
14/08/2001 Source: I-Net Bridge

AFG: AFGEM - New non executive director from th...

AFGEM - New non executive director from the Industrial Development.
Corporation of South Africa Limited (IDC)
African Gem Resources Limited
(Incorporated in the Republic of South Africa)
Registration number 1998/007292/06
ISIN: ZAE000025540
Share code: AFG
("AFGEM" or "the company")
New non executive director from the Industrial Development Corporation of South Africa Limited (IDC)

AFGEM`s directors are pleased to announce the appointment of Joanne Coetzee as a non executive member of the board.

Ms Coetzee is a Chartered Accountant. She completed her articles at KPMG, where she served as audit manager prior to joining the IDC in 1996. Ms Coetzee is currently Senior Account Manager for Project Finance at the IDC. She is an alternate director of Mozal Management Company and a non executive director of Port Nolloth Sea Farms.

Ms Coetzee will replace Sipho Mkhize as one of two IDC representatives on AFGEM`s board.

Johannesburg
9 April 2002
Date: 09/04/2002 05:52:09 PM Produced by the JSE SENS Department

09-04-2002 ***Source: JSE NEWS SERVICE***

AFG: Africa Gem Resources Limited - New confide...

Africa Gem Resources Limited - New confidence in tanzanite.

Africa Gem Resources Limited
Tucson Tanzanite Protocol instills
New confidence in tanzanite

The AGTA GemFair in Tucson, Arizona was the site for an unprecedented gathering of the tanzanite industry`s key stakeholders on Friday and Saturday.

The American Gem Trade Association (AGTA), Jewelers of America (JA) and the Jewelers Vigilance Committee (JVC) joined Minister Edgar Maokola-Majogo, Tanzanian Minister of Energy & Minerals, Mike O`Keefe of the US Department of State and representatives of all key industry players to discuss recent media claims of tanzanite`s alleged connection with terrorism.

The US Department of State gave the industry its resolute assurance that there is no evidence that al Qaeda or any other terrorist organization is benefiting from the trade of tanzanite. The statement, O`Keefe noted, had been cleared for public announcement by US Intelligence Services and the White House. Minister Maokola-Majogo further confirmed this statement, as did Tanzania`s Ambassador to the United States.

A key purpose of the Tucson Summit was to develop a protocol that would protect the legitimacy of tanzanite`s route to market by strengthening controls in Tanzania to the point of `first export` and developing a system of downstream warranties for those involved in the beneficiation, buying, selling and setting of tanzanite.

The Tucson Tanzanite Protocol was announced on Saturday, 9 February 2002 by the government of Tanzania and key industry stakeholders. The Protocol, which is indicative of the industry`s cooperative and proactive response to the dilemma, has been endorsed by the US Department of State.

AFGEM, the coloured gemstone group that has a US$20 million direct investment in the tanzanite industry, was represented at the Summit by Ambassador Ami Mpungwe and Mike Nunn, who were members of the Tanzanian delegation in Tucson. AFGEM`s active participation is part of the group`s determination to proactively support the Tanzanian government`s and trade organizations` challenge of regulating and developing the tanzanite industry.

"Unity within the trade, as well as the unwavering and unanimous backing of the Tucson Tanzanite Protocol has assured the entire industry of the integrity of tanzanite and has given us further assurance of the security of our investment," said Joanne Herbstein, AFGEM`s spokesperson.

Herbstein noted that AFGEM is looking forward to the continued positive dialogue and professionalism displayed by the trade at the Summit. Herbstein went on to say, "The Protocol, together with the clean slate tanzanite has been given by the US Department of State should encourage American retailers to revitalise their promotion of this unique stone."

Ends

For further information, please contact AFGEM`s Corporate Communications department:

Joanne Herbstein
Corporate Communications & Investor Relations
joanne@africangem.com
Tel: +27 11 334 3999
Fax: +27 11 334 1526

Date: 14/02/2002 12:12:00 PM Produced by the JSE SENS Department

Afgem appoints Harebottle COO

African Gem Resources Ltd (Afgem), the listed mining group with its main interest the Merelani tanzanite mine in Tanzania, has appointed Ian Harebottle to its board as Chief Operations Officer. At the same time, the group announced on Friday that Mervyn Shein would change his status from Financial Director of Afgem to non-executive director, in accordance with his contract.

Afgem said Harebottle joined the company in September 2001, after consulting to it for three months prior to that. He had four years' experience in strategic and operations consulting and would be responsible for operations management both in South Africa and at the group's mining operation in Tanzania.

Shein, meanwhile, would chair Afgem?s audit committee and would be involved in establishing a risk management committee in accordance with the recommendations of King Report II on Corporate Governance for South Africa.

I-Net Bridge

05-02-2002 ***Source: I-Net Bridge***

Afgem appoints Harebottle COO

By Lynn Bolin

African Gem Resources Ltd (Afgem), the listed mining group with its main interest the Merelani tanzanite mine in Tanzania, has appointed Ian Harebottle to its board as Chief Operations Officer.

At the same time, the group announced on Friday that Mervyn Shein would change his status from Financial Director of Afgem to on-executive director, in accordance with his contract.

Afgem said Harebottle joined the company in September 2001, after consulting to it for three months prior to that. He had four years' experience in strategic and operations consulting and would be responsible for operations management both in South Africa and at the group's mining operation in Tanzania.

Shein, meanwhile, would chair Afgem's audit committee and would be involved in establishing a risk management committee in accordance with the recommendations of King Report II on Corporate Governance for South Africa.

I-Net Bridge

01-02-2002 ***Source: I-Net Bridge***

AFG: Afgem - New Chief Operations Officer for A...

Afgem - New Chief Operations Officer for Afgem.
African Gem Resources Limited
(Incorporated in the Republic of South Africa)
Registration number 1998/0072/92/06
ISIN: ZAE000025540
Share code: AFG
("Afgem" or "the company")
New Chief Operations Officer for Afgem
AFGEM`s directors are pleased to announce the appointment of Ian Harebottle to the board as Chief Operations Officer. Ian joined AFGEM in September 2001, after consulting to the company for three months prior to that. He has four years` experience in strategic and operations consulting and will be responsible for operations management both in South Africa and at the group`s mining operation in Tanzania.
In accordance with his contract, Mervyn Shein will change his status from Financial Director of Afgem to non-executive director. Mervyn will chair the audit committee and will be involved in establishing a risk management committee in accordance with the recommendations of King Report II on Corporate Governance for South Africa.
Johannesburg
1 February 2002
Date: 01/02/2002 04:15:00 PM Produced by the JSE SENS Department

01-02-2002 ***Source: JSE NEWS SERVICE***

Tiffany's ban troubles Afgem

Resources Correspondent

AFRICAN Gem Resources, a Johannesburg-based tanzanite mining company, is considering commissioning an independent inquiry into allegations that the illegal sale of tanzanite has been helping to support international terrorist groups, including Osama bin Laden's Al-Qaeda.

The company, which is developing tanzanite mines in Tanzania, is mulling over the move after New York department store Tiffany & Co suspended sales of the violet blue gem because of fears of terrorist links.

Afgem said it was considering a number of options in light of Tiffany's decision and perceptions that money from illegal gem sales was a source of terrorist funding.

"We have a number of possibilities including asking a third party to carry out an investigation."

The third party may be a research organisation.

Afgem chief operating officer Ian Harebottle said the company wanted to co-operate with the Tanzanian government in introducing an internationally recognised standard for the production and sale of tanzanite.

The US is the world's biggest retail market for the sale of precious and semiprecious gems and Afgem believes it is unfair that Tiffany's, which gave the gem the name tanzanite in 1968, has singled out tanzanite for suspension.

Tiffany's has said it had no hard evidence that sales of tanzanite were being used to fund international terrorism, but the store was "troubled" by the allegations.

Afgem's exports were not significant at the moment and Harebottle said the company had not been hit too hard by the speculation.

Development at its Merelani tanzanite mine in Tanzania was continuing and exports would grow this year, he said.

Blair's promises : Page 4

Second Take: Page 5

09-01-2002 ***Source: Julie Bain Business Day 1st Edition***

Await further developments before buying Afgem

The good news is that Afgem has won its lawsuit against the association of small-scale miners that challenged its mining rights to the Merelani tanzanite mine in Tanzania.

But the bad news is that the legal action has added a further six months' delay to the start of mining production, pushing it back a year from the original target of March this year.

The first delay was caused by revisions to the mine plan.

The share price looks sick compared with the R4 listing price. Await further developments at Merelani before buying the share.

Financial Mail

07-12-2001 ***Source: Financial Mail***

AFGEM DIAMONDS
FURTHER DELAYS

Ord price: 145c

Market value R188m

Div yield:

12-month high, 250c;

PE ratio: 7,7. Sector PE: 7,8

Low, 94c

SixTurn-OperatingPre-taxHeadlineDividend

monthsoverprofitprofitEarningsper share

toRmRmRmper share (c)(c)

Feb 008,5(0,009)1,51,5

Aug 0011,54,87,14,9

Feb 0129,618,423,012,8

*Sep 0118,28,413,67,6

% chge58,375,091,555,1

Trading vol 12-month average: 0,6m/month

*Seven months. 12-month accounting period.

The good news is that Afgem has won its lawsuit against the association of small-scale miners that challenged its mining rights to the Merelani tanzanite mine in Tanzania. But the bad news is that the legal action has added a further six months delay to the start of mining production, pushing it back a year from the original target of March this year. The first delay was caused by revisions to the mine plan. The share price looks sick compared with the R4 listing price. Await further developments at Merelani before buying the share.

30-11-2001 ***Source: Brendan Ryan Financial Mail***

Afgem to start mining in Tanzania after delays

Resources Correspondent

AFRICAN Gem Resources will start production of tanzanite from its Merelani mine in Tanzania nearly a year after initially scheduled.

Reporting results for the seven months ended September 30, African Gem Resources (Afgem) said that its plans to develop the tanzanite gem stone mine were held up because of a law suit.

The starting date for production was originally set for May this year, but was pushed back to July, after which legal proceedings resulted in further delays.

Three Tanzanian mining associations had disputed Afgem's mining rights. The claims were dismissed by the High Court of Tanzania in August. "During the period Afgem contended a law suit in Tanzania resulting in the delay of the development of the tanzanite mine," said the company.

The company said that it had revised its mine development plan in the period and that a core drilling programme, at a cost of about R1m, was carried out. It said preliminary results showed that the ore body continued to a depth of at least 300m, which was 150m deeper than previously recorded.

Reporting its results for seven months due to the company changing its fiscal year, Afgem recorded a net income of R9,9m, an increase from the R5,4m seen in the six months to August 31 last year.

Headline earning a share were 7,6c, an increase from the 5c posted in the same period last year.

Sales in the seven-month period rose to R18m from the R11,5m recorded in the six months to the end of August last year.

Afgem said that it had R73m in cash which would be used for the development of the mine and to launch its Tanzanite Foundation brand globally.

21-11-2001 ***Source: Julie Bain Business Day 1st Edition***

Afgem h'line EPS up 54%

By Lynn Bolin

African Gem Resources Ltd (Afgem), the listed mining group with its main interest the Merelani tanzanite mine in Tanzania, on Tuesday reported a 54% rise in headline earnings per share (EPS) for the seven months ended September 30, 2001 to 7.64 cents from 4.95 cents in the six months ended August 31, 2000.

No dividend was declared.

Afgem reported a 58% rise in revenue to 18.2 million rand from 11.5 million rand a year earlier, while gross profit grew to 10.6 million rand from 9.9 million rand.

Income attributable to ordinary shareholders was up 84% to 9.9 million rand from 5.3 million rand.

The group said it had changed its year-end from February 28 to March 31 to coincide with calendar quarters, the reason for the incomparable reported figures.

During the year the group had seen the lawsuit filed against it by small-scale miners operating near its Merelani mine struck off by the Tanzanian high court, with costs.

The suit had caused as much as a six-month delay in its initial mine development programme, and when added to the further exploration required to finalize a revised mine plan, had postponed the initiation of commercial production until the second quarter of 2002.

Tonnage had increased three-fold during the period, with improved grades achieved as a result of a better understanding of the nature of the ore body, the group said.

At the same time, no accidents had been reported during the period, giving Afgem a total of 1.15 million reportable injury-free hours.

The group said it had 73 million rand in cash, current liabilities of 7 million rand, 25 million rand budgeted for the completion of mine development, 5 million rand for marketing and an allocation of the remaining funds for the group's tanzanite trading operation.

With the Tanzanian government's commitment reaffirmed, community and media relations in the country on a sound footing and a finalized mine development plan, Afgem was financially and strategically well-positioned to achieve its short- and medium-term objectives in the coming six months.

I-Net Bridge

20-11-2001 ***Source: I-Net Bridge***

AFG: African Gem Resources Limited - Interim Re...

African Gem Resources Limited - Interim Results for the seven months ended.
30 September 2001
African Gem Resources Limited
Isin Code: Share Code
Interim Results
for the seven months ended 30 September 2001
Highlights
- Group turnover up 58% to R18.2 million
- Income attributable to ordinary shareholders up 84% to R9.9 million
- Headline earnings per share up 54% to 7.64 cents
- Mine development plan finalised
- Supplementary drilling programme to 300m depth yields positive results
- Soft launch to Tanzanite Foundation
brand at Jewellex Trade Fair.
- Law suit struck off with costs
- 1.15 million reportable injury-free hours

	7 months ended 30 Sept 2001 Unaudited R`000	6 months ended 31 August 2000 Unaudited R`000	Year ended 28 Feb 2001 Audited R`000
BALANCE SHEET			
Assets			
Fixed assets	60,264	40,550	51,091
Non current assets			
Deferred taxation	256	1,534	30
Current assets			
Inventory, accounts receivable and cash	101,572	90,996	103,212
Total assets	162,092	133,080	154,333
Equity and liabilities			
Shareholders` interest	143,845	118,389	133,770
Outside shareholders` interest	2,870	3,322	3,197
Non current liabilities	8,313	5,317	6,025
- Deferred taxation	4,808	1,232	2,184
- Long term liabilities			
- interest bearing	198	-	173
- non interest bearing	3,307	4,085	3,668
Current liabilities	7,064	6,052	11,341
Total equity and liabilities	162,092	133,080	154,333
INCOME STATEMENT			
Revenue	18,188	11,531	41,140
Cost of sales	7,594	1,600	6,935
Gross profit	10,594	9,931	34,205
Net foreign exchange gain (loss)	4,665	(1,166)	(647)
Other income	-	-	54
Pre-production expenditure	(1,868)	(1,810)	(2,604)
Operating expenses	(4,985)	(2,194)	(7,831)
Operating income	8,406	4,761	23,177
Interest received on cash and cash equivalents	3,381	581	4,362
Pre-production expenditure capitalised	1,868	1,810	2,604
Finance costs	(19)	(4)	(30)
Net income before taxation	13,636	7,148	30,113
Taxation	(4,085)	(1,535)	(9,030)
Retained earnings after taxation	9,551	5,613	21,083
Outside shareholders` interest	(327)	243	118
Income attributable to ordinary shareholders	9,878	5,370	20,965
Retained income at beginning of period	21,999	1,034	1,034
Retained income at end of period	31,877	6,404	21,999
Weighted average no. of ordinary shares in issue (thousands)	129,349	108,536	118,778
Earnings per share (cents)			
- headline & basic*	7.64	4.95	17.65
- fully diluted**	7.63	4.95	17.65
- adjusted for loss on translation of foreign subsidiary***	12.22	7.19	21.53

* The headline earnings per share does not differ from the basic earnings per share.
** The fully diluted earnings per share is based upon the dilutive effect of 197 500 shares issued to employees for cash at 100cps on 31 August 2001.
*** The group`s earnings have been materially affected by an adjustment required in terms of GAAP Statement AC112. The resulting loss on translation has been charged to the Income Statement and does not reflect economic reality. Had the subsidiary been treated as a foreign entity, the loss would have been capitalised.

STATEMENT OF CHANGES IN EQUITY

	7 months ended 30 Sept 2001 Unaudited R`000	6 months ended 31 August 2000 Unaudited R`000	Year ended 28 Feb 2001 Audited R`000
Share capital and share premium	111,968	111,985	111,771
Balance at beginning of period	111,771	22,025	22,025
Arising from share issue	197	95,616	95,616
Share issue expenses	-	(5,656)	(5,870)
Retained income	31,877	6,404	21,999
Balance at beginning of period	21,999	1,034	1,034
Net income attributable to shareholders	9,878	5,370	20,965
	143,845	118,389	133,770
Number of shares in issue (thousands)	129,520	129,322	129,322
Net asset value (cents)	111	92	103

CASH FLOW STATEMENT

Operating profit before changes in working capital	9,967	7,824	27,705
Changes in working capital	(6,184)	(4,010)	(7,463)
Cash generated by operations	3,783	3,814	20,242
Interest received	3,381	581	4,362
Finance costs	(19)	(4)	(30)
Taxation paid	(6,901)	-	(368)
Net cash inflow from operating activities	244	4,391	24,206
Cash flow from investing activities			
- net additions to fixed assets	(13,533)	(6,285)	(20,477)
Cash flow from financing activities			
- long term liability repaid	(877)	-	(593)
- net proceeds from issue of shares	197	78,350	80,746
Net movement in cash and cash equivalents	(13,969)	76,456	83,882
Cash and cash equivalents at beginning of period	86,988	3,106	3,106
Cash and cash equivalents at end of period	73,019	79,562	86,988

Notes

The accounting policies adopted for the purposes of these Interim Results comply, in all material respects, with South African Statements of Generally Accepted Accounting Practice, as well as with applicable legislation. These accounting policies are also consistent with those of the previous period.

1. Net foreign exchange gain (loss)

Profit on foreign exchange - unrealised	16,354	2,047	7,349
Profit on foreign exchange - realised	-	6	14
Profit on translation of foreign subsidiary	36	18	-
Loss on foreign exchange - unrealised	(2,789)	(114)	(1,427)
Loss on translation of foreign subsidiary	(8,936)	(3,123)	(6,583)
	4,665	(1,166)	(647)

2. Pre-production expenditure

Head office expenses capitalised	1,868	1,810	2,604
Pre-production expenditure capitalised	30,089	13,827	21,925

3. Taxation

South African normal taxation			
- current	1,685	1,874	6,901
- deferred tax liability	3,601	951	2,129
- deferred tax asset	(1,201)	(1,290)	-
	4,085	1,535	9,030

4. Quality of earnings

The impact of the continued depreciation of the Rand against the US dollar has resulted in a net foreign exchange gain of R4.7 million which is included in operating income

Review
of Operations
Shareholders are reminded that AFGEM`s year end has changed from 28 February to 31 March to coincide with calendar quarters. The interim period under review refers to the seven months from 1 March 2001 to 30 September 2001. The company`s tanzanite mine is currently in a pre-production phase and as the restatement of the previous interim results to a seven month period would not result in any material difference from the six month period reported, such restatement has not been affected.
Business Summary
AFGEM is a focused coloured gemstone business, vertically integrated through exploration, mining, trading, beneficiation and wholesale marketing of high value coloured stones found within sub-Saharan Africa. The marketing arm of the business has been in existence for 10 years and has established itself as southern Africa`s foremost gemstone wholesaler. In 1999, AFGEM won the bid for the mining licence of Block `C` of the Merelani tanzanite mining area. Tanzanite is an exceptionally rare violet-blue gemstone unique to the Merelani area in northern Tanzania.
The Merelani Tanzanite Project is AFGEM`s first vertically integrated initiative, encompassing the mining, processing, beneficiation (cutting & polishing) and marketing of tanzanite. Sales of polished tanzanite will revolve around a unique brand: Tanzanite Foundation. Rough sales will be conducted through an auction process that is currently being developed. While tanzanite has enjoyed tremendous popularity in the United States, its limited penetration of other markets offers significant potential.
Trials & Triumphs
During the seven months under review, AFGEM contended a difficult law suit in Tanzania, filed by associations purporting to represent small scale miners in the area. On 22 August 2001, in a unanimous decision of a full bench of the High Court of Tanzania, the law suit was struck off in its entirety with costs, endorsing Tanzania`s commitment to the Rule of Law, positioning it as one of Africa`s premier investment destinations and revalidating the Tanzanian government`s commitment to nurturing foreign investment in the mining sector.
The impact of this law suit directly caused as much as a six month delay in AFGEM`s initial mine development programme. This, compounded by the further exploration required to finalise a revised mine plan, has postponed the initiation of commercial production until the second quarter of 2002.
Exploration
During the seven months under review, the existing geological model was revised in order to finalise the mine development plan, which encompasses a new ore extraction method. A core drilling programme was undertaken to determine the vertical extent of the ore body and has yielded positive preliminary results, with indications that the ore body continues to a depth of at least 300m: 150m deeper than was previously proven. The cores are being subjected to a detailed petrographical, mineralogical and geochemical interpretation by the Gemstone Research Centre at the University of Stellenbosch. The final report and outcome of this investigation, as well as the 3D modelling of the horizon, will be completed during December 2001. The cost of the core drilling programme amounted to approximately R1 000 000.
Mining
During the period under review, exploration and development have been the primary focus, with ore from development being processed, beneficiated and sold.
Milestones
-Completion of advanced core drilling programme
- Extension and secondary development of main decline shaft (`JW Shaft`), with total vertical depth at 116m
- Basic infrastructure and ore extraction system of second exploratory incline shaft complete
- Processing plant commissioned and operational
- Fencing of mining area complete
- Low cost programme to repair past environmental damage initiated
Development Production from Main Decline Shaft (JW Shaft)

	1 March 2001 - 30 September 2001	1 March 2000 - 31 August 2000
Tonnes	4,324	1, 214
Grams (Grade A+AB+B+C)	144,908	34,988
Grams/tonne	34	29
Carats/tonne (1g = 5 carats)	170	145

Tonnage has increased three fold during the period under review, with improved grades achieved as a result of a better understanding of the nature of the ore body. 6,378g of rough production was in stock as at 30 September 2001 and this stock has been valued at mined cost.
Safety
AFGEM had no reportable accidents during the period under review. Since the initiation of mine development, AFGEM has experienced a total of 1.15 million reportable injury-free hours.
Beneficiation
AFGEM has expanded its Johannesburg Lapidary and refined its beneficiation process. With 24 stations, a fully integrated monitoring system and a team trained by industry experts, efficiencies in the Lapidary have improved.

BEST AVAILABLE COPY

the introduction of the most technologically advanced computerised shaping machine (`Robogem`) has improved recoveries (the percentage retained between rough and polished tanzanite) by 8% (from an average of 25% to an average of 27%) during the period under review. The Robogem was acquired and installed at a cost of approxiamately R500 000.

A Tanzanian cutting and polishing facility is now in its initial phase of development, with three stations installed and a training programme underway.

Marketing

Described as `1000 times rarer than diamonds` and accepted as a `geological phenomenon`, tanzanite`s unique selling features have been sufficient for it to offer aggressive competition to sapphire, ruby and emerald in recent years.

Whilst the current global economic situation is not conducive to strong

20-11-2001 ***Source: JSE NEWS SERVICE***

AFG: African Gem Resources Limited - Interim.../02

sales of luxury goods, AFGEM`s primary challenge during the period under review has been supply generation rather than demand stimulation. The establishment of consistent supply has been impeded largely by the delay in mine development. In order to take advantage of prevailing market conditions, AFGEM bought in rough tanzanite from outside mines through its buying operation to supplement its own development production. The resultant lower gross margins are due to the higher cost of outside purchasing, compared to the relatively low cost of mining. These margins are in line with management`s previous estimates.

A significant portion of the group`s resources has been directed at the development and soft launch of the Tanzanite Foundation: AFGEM`s brand for premium quality polished tanzanite. Centred around quality assurance and a guarantee of the highest standards of ethics and integrity, the brand and its elements were well-received at South Africa`s premier gem trade fair: Jewellex. To date, R1.5 million has been spent on the brand and its elements, all of which has been expensed to the Income Statement. A further R2 million has been budgeted to complete the development of the brand.

Corporate Affairs

Dematerialisation

The share capital of African Gem Resources Limited was transferred to the electronic STRATE (`Share Transactions Totally Electronic`) environment on 5 March 2001. Trading for electronic settlement commenced on 26 March 2001. In terms of the JSE Securities Exchange South Africa`s revised listings requirements, AFGEM`s move to STRATE was obligatory and will ensure participation in a sophisticated settlement process that is on par with international best practice.

Board Appointments

AFGEM appointed Ambassador Ami Mpungwe as a non executive member of its board on 23 August 2001. Ambassador Mpungwe is chairman of AFGEM`s Tanzanian subsidiary and has been integral to its establishment and development. Ambassador Mpungwe has an Honours degree in International Relations and Political Science and a diploma in International Law. He spent 25 years in the diplomatic service, including seven years as Tanzanian Ambassador to South Africa, after which he became involved in businesses, holding directorships at numerous companies.

Mr Dean Cunningham resigned from the board of directors on 10 August 2001.

Special Options

In accordance with that stated in AFGEM`s listing prospectus, on 31 August 2001, 197 500 shares were issued to AFGEM staff for cash in terms of share option agreements entered into prior to the listing of the company on 8 August 2000. No executive director was a recipient of shares in terms of this issue or any other issue during the period under review and/or since the listing.

American Depository Receipts Programme (`ADR`)

AFGEM is in the final stages of submitting all relevant documentation relating to the company`s Level 1 ADR programme. ADR`s will create more diversified investor exposure and, together with an aggressive equity marketing strategy, will enhance the international image of the company. It is anticipated that the programme will be registered in the USA during the first quarter of 2002.

Corporate Governance

AFGEM is committed to maintaining the standards of integrity, accountability and transparency advocated in the King Report on corporate governance and will continually endeavour to adopt further relevant corporate practices. AFGEM has maintained an Audit Committee and a Remuneration Committee, both chaired by non executive directors. Executive directors have received no increases in salaries or benefits since the listing of the company on 8 August 2000.

Dividend Policy

The board has decided not to declare an interim dividend due to the cash requirements of continued mine development, establishment of tanzanite trading operations and the development and international launch of the Tanzanite Foundation brand. Should a cash surplus develop beyond the requirements of the group, the dividend policy will be reviewed.

Outlook

In light of recent terrorist tragedies and the pressures faced by the world`s markets, AFGEM has reaffirmed its focus on its core business. The company has made a firm commitment to analysing and reducing any extraneous overheads and to allocating resources to the activities that add value.

After a challenging start to its second financial year, AFGEM approaches the third and fourth quarters with a solid foundation. The group has R73 million in cash, current liabilities of R7 million, R25 million budgeted for the completion of mine development, R 5 million budgeted for marketing and an allocation of the remaining funds for the group`s tanzanite trading operation. With the Tanzanian government`s commitment reaffirmed, community and media relations in Tanzania on a sound footing and a finalised mine development plan, AFGEM is financially and strategically well-positioned to achieve its short and medium term objectives.

By order of the board:

M J Nunn - Chairman & Chief Executive Officer   M Shein - Financial Director

20 November 2001
Directors: M J Nunn (Chairman & CEO), M Shein, A Mpungwe*, A Bekker*, S Mkhize*, C Boulle* (*non executive)
Transfer Secretaries:
Computershare Services Limited
First Floor Edura, 41 Fox Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107
Company Secretary & Registered Office:
J D Hill & Company
93 Bedford Avenue, Benoni, 1501
PO Box 492, Benoni, 1501
Date: 20/11/2001 07:11:59 AM Produced by the SENS Department

20-11-2001 **Source: JSE NEWS SERVICE**

Rare gemstone making waves

A RARE coloured gemstone first discovered in Africa a little over 30 years ago has become a prime business and marketing focus for an SA mining and exploration company.

The violet-blue gemstone, called Tanzanite, was discovered in 1967 by a Masai tribesman in Tanzania.

It is one of the most popular coloured gemstones in the US, offering aggressive competition to rubies, emeralds and sapphires.

SA company Afgem owns the mining licence to two-thirds of the world's known source of the gem, and its goal, through its brand Tanzanite Foundation, is ultimately to expand the Tanzanite market.

Afgem CEO Mike Nunn says Tanzanite is already established in the US market. In 1998 it was the second most popular coloured stone in the US after sapphires.

The main consumption of the gemstone is in the US, and to a lesser extent Japan and Germany.

"We've been fortunate to acquire a large portion of the world's known reserves of Tanzanite, in which we are investing quite heavily," Nunn says.

"We are aiming to formalise the Tanzanite industry, which at present is informal and fragmented, to safeguard our investment and ultimately to expand the market to Europe and the Far East."

The Afgem group is active in the exploration, mining, beneficiation and marketing of high-value coloured gemstones.

A prime focus is its first project, the Merelani Tanzanite project in the foothills of Kilimanjaro, the only known source of Tanzanite.

05-10-2001 ***Source: Business Day 1st Edition***

Sanlam more focused

WHAT is Sanlam doing selling its healthcare interests just when some other insurance companies are trying to increase their exposure in this market?

In theory, health care interests fit well with general life insurance since they form part of a broader package of services that can be sold under the banner of "personal security". Sanlam appears to have jettisoned this approach, opting for a model shaped perhaps around the concept of wealth creation. The sale of Sanlam Health to Medscheme also works against its decision to merge its general life business with its employee benefits business to offer a bouquet of services.

In Sanlam's case, however, there are some special considerations.

The first of course is that this was a problem division for the group and it had been turned around with great effort. In 1998, Sanlam endured losses of R220m in the division. The turnaround came at the expense of volume, and it would be difficult to argue with management's feeling that the division was now not large enough to deliver sustainable growth.

The administrative burden is also riskier with the advent of a much more interventionist approach by government. One effect is the barrier that government hopes to maintain between the information systems of health-care administrators and life insurance providers. By erecting this barrier, government is trying to prevent health-care providers from discriminating against high-risk patients. By doing so, though, it eclipses the very advantage life insurers have in providing health-care insurance.

By selling the division, Sanlam is demonstrating its desire for a cleaner operation, and is perhaps less enamoured with the idea of cross-selling than some of its competitors.

The deal is perhaps more interesting for different reasons. First, it seems significant that the division was not sold to Metropolitan, to whom Sanlam outsourced the administration of the scheme. Metropolitan would have been the logical buyer since its administers the scheme anyway. By selling to Medscheme, Sanlam appears to be inching further away from doing a deal with its cousins across the highway in Bellville. It also suggests new CE Leon Vermaak may bring a more laissez faire, value-driven approach to the group. Looking at the recently battered share price, that would not be a bad thing.

Gold keeps its shine

GOLD's status as a safe haven investment may not have materialised strongly since the destruction of the World Trade Centre, but that has not stopped gold shares from doing exceptionally well.

Large cap stocks, however, are not the only ones worth a look. By comparison, small players look dead cheap, including companies like SA Chrome & Alloys and Sallies.

Sallies has just come out of a deep slump, after suffering losses due to forex commitments. But these have been reversed and the fluorspar producer, with headline earnings coming in at 9c a share, places Sallies' share price at a modest five times earnings.

SA Chrome, at 36c a share is looking cheap too, given that Investec Asset Management has called the share up to R1 a share, admittedly in March when the chrome price had not yet fallen through the floor.

Comparisons with former junior companies may be instructive. Kroondal Platinum initially had trouble finding investors, and only once an option bonus was thrown in did investors bite, though it did not stop the share price from dropping all the way to R4,50. But 18 months later, the company was bought out at R32 a share, as junior mining companies demonstrated that mining costs do not necessarily reduce with size.

In other words, when costs are directly proportionate to the size of the project, juniors can often achieve similar margins to the majors despite their size .

SA Chrome has yet to start ferrochrome production, but like Sallies and perhaps also tanzanite producer Afgem, it may have to prove its value over a much longer period than junior platinum producers. Still, with the depreciating rand, even at current chrome prices, SA Chrome is on target to show earnings of about 7c a share in its first year, suggesting a modest price of five times earnings.

Market Watch

Even with a static gold price, gold stocks rose strongly yesterday, underpinning the market, which ended up almost a point. The gold shares were supported by a declining rand, which was again at a record low of R9,21 to the dollar yesterday evening.

Politicians have also been notching up their anti-Taliban rhetoric, which investors are interpreting as a prelude to military action.

Associate editor Tim Cohen edits The Bottom Line. E-mail news and views to bottomline@bdfm.co.za
03-10-2001 ***Source: Business Day 1st Edition***

AFG: AFRICAN GEM RESOURCES LIMITED - ANNOUNCEMENT

African Gem Resources Limited ("AFGEM") is pleased to announce the appointment of Ami Mpungwe as a non-executive director. Mr Mpungwe is chairman of AFGEM`s Tanzanian subsidiary and has been integral to its establishment and development.

Mr Mpungwe has an Honours degree in International Relations and Political Science and a diploma in International Law and has spent 25 years in the diplomatic service, including seven years as Tanzanian Ambassador to South Africa.

"Our Tanzanite Project is our first vertically integrated initiative," says AFGEM`s CEO, Mike Nunn, "and our commitment to our investment in Tanzania is long term. Ami`s involvement in our business so far has been invaluable and he will bring considerable depth of experience to our main board."

Mr Mpungwe holds directorships with numerous companies including Illovo Sugar, National Bank of Commerce (ABSA, Tanzania) and LTA Construction (Tanzania).

As tribute to his principal role in developing relations and trade between South Africa and Tanzania, President Mbeki recently awarded Mr Mpungwe with the highest honour which South Africa is able to confer on a foreign citizen: The Order of Good Hope.

"It is a privilege for me to be a part of AFGEM?s vision to develop and formalize the tanzanite industry," Mpungwe says, ?Taking Tanzania`s most unique resource into global markets is such an exciting initiative, and I am looking forward to the group`s expansion into other projects in the region."

Johannesburg
23 August 2001
Date: 23/08/2001 04:15:11 PM Produced by the SENS Department

23-08-2001 ***Source: JSE NEWS SERVICE***

Tanzania court dismisses Afgem case

A Tanzanian court has dismissed with costs a case brought against South African mining group African Gem Resources (Afgem) and the former Tanzanian Minister of Energy and Minerals by three mining associations in Tanzania.

The allegations related to the legality of Afgem's mining licence, taxes paid by the South African company, alleged misconduct by its staff towards small-scale miners and the company's alleged monopoly of the tanzanite market.

The lawsuit was struck off in its entirety with costs by a full Bench of the High Court in Tanzania.

Ami Mpungwe, chairman of the group's Tanzanian subsidiary, said the unanimous ruling reaffirmed Tanzania's commitment to nurturing foreign investment. The finding of the courts endorsed Tanzania's integrity as one of Africa's premier investment destinations, he said.

Afgem is developing a tanzanite mine in northern Tanzania.

The group said on Wednesday that following the positive outcome of the court case, management would reassess its mining strategy with a view to speeding up the development of the ore body.

I-Net Bridge

23-08-2001 ***Source: I-Net Bridge***

Tanzania court dismisses Afgem case

A Tanzanian court has dismissed with costs a case brought against South African mining group African Gem Resources (Afgem) and the former Tanzanian Minister of Energy and Minerals by three mining associations in Tanzania.

The allegations related to the legality of Afgem's mining licence, taxes paid by the South African company,
alleged misconduct by its staff towards small-scale miners and the company's alleged monopoly of the tanzanite market.

The lawsuit was struck off in its entirety with costs by a full Bench of the High Court in Tanzania.

Ami Mpungwe, chairman of the group's Tanzanian subsidiary, said the unanimous ruling reaffirmed Tanzania's commitment to nurturing foreign investment. The finding of the courts endorsed Tanzania's integrity as one of Africa's premier investment destinations, he said.

Afgem is developing a tanzanite mine in northern Tanzania.

The group said on Wednesday that following the positive outcome of the court case, management would reassess its mining strategy with a view to speeding up the development of the ore body.

I-Net Bridge

22-08-2001 ***Source: I-Net Bridge***

Tanzania court dismisses Afgem case

A Tanzanian court has dismissed with costs a case brought against South African mining group African Gem Resources (Afgem) and the former Tanzanian Minister of Energy and Minerals by three mining associations in Tanzania.

The allegations related to the legality of Afgem's mining licence, taxes paid by the South African company,
alleged misconduct by its staff towards small-scale miners and the company's alleged monopoly of the tanzanite market.

The lawsuit was struck off in its entirety with costs by a full Bench of the High Court in Tanzania.

Ami Mpungwe, chairman of the group's Tanzanian subsidiary, said the unanimous ruling reaffirmed Tanzania's commitment to nurturing foreign investment. The finding of the courts endorsed Tanzania's integrity as one of Africa's premier investment destinations, he said.

Afgem is developing a tanzanite mine in northern Tanzania.

The group said on Wednesday that following the positive outcome of the court case, management would reassess its mining strategy with a view to speeding up the development of the ore body.

I-Net Bridge

22-08-2001 ***Source: I-Net Bridge***

AFG: AFRICAN GEM RESOURCES LIMITED - ANNOUNCEMENT

Short Code : AFG

ISIN Code : ZAE000025540

The Board of Directors of African Gem Resources Limited ("AFGEM" or "the Company") is pleased to announce that in a unanimous decision of the full bench of the High Court of the United Republic of Tanzania, the law suit the company faced has been struck off in its entirety with costs.

Three mining associations in Tanzania filed various charges against AFGEM, members of its directorate and the previous Tanzanian Minister of Energy and Minerals. The allegations related to the legality of AFGEM`s mining licence, taxes paid, alleged misconduct by AFGEM staff towards small-scale artisanal miners and AFGEM`s alleged monopolization of the tanzanite market.

Ami Mpungwe, chairman of the group`s Tanzanian subsidiary, cites the ruling as reaffirming Tanzania`s commitment to nurturing foreign investment. The finding of the courts endorses Tanzania`s integrity as one of Africa`s premier investment destinations, he says.

AFGEM continues to develop the world`s most modern tanzanite mine in northern Tanzania. Further to the cautionary announcement dated 13 August 2001, with the positive outcome of the court case, management will reassess the mining strategy with a view to speeding up the development of the ore body.

Johannesburg

22 August 2001

Date: 22/08/2001 01:56:00 PM Produced by the SENS Department

Afgem warns its sales will decline

African Gem Resources (Afgem), the listed tanzanite mining company, cautioned on Monday its sales for the interim six-month period ending Sepember 30, 2001, would be lower than expected.

The group had slowed its capital spending, thus delaying production, in the wake of the continuing suit in the
Tanzanian High Court brought against it by three Tanzanian mining associations.

The core of Afgem's assets is its 75% stake in Merelani Mining, a Tanzanian company that owns the rights to mine tanzanite, a rare violet-blue precious gemstone, in the Merelani region of northern Tanzania containing two-thirds of the world's known tanzanite reserves.

The other 25% interest in Merelani is held by the Tanzanian government.

The miners filed claims against Afgem in June, accusing it of taking away their livelihood, operating illegally and seeking to monopolize the market. They even claimed Afgem buried 20 miners alive by filling in some illegal mine shafts.

The miners also asked for Afgem's license to be revoked, claiming it had been unfairly obtained. However, the government has already confirmed the company's license is valid.

Afgem said on Monday that the Tanzanian High Court continued to review the documentation submitted by its lawyers countering the miners' claims. It still expected a positive outcome in the suit, and still had the complete support of the Tanzanian government.

"Accordingly, major capital expenditure at the Merelani Tanzanite Mine has been restricted, and development and subsequent production has been delayed.

As a result, while Afgem's sales figures for the period ending March 31, 2002, are expected to be higher than the previous corresponding period, sale of the group's production for the interim period ending Sepember 30, 2001, is anticipated to be lower than expected."

Development of the mine was continuing, however, the group explained.

According to Professor Reyno Scheepers, consultant geologist, "Mining development in the decline shaft is continuously adding to the geological understanding of the tanzanite deposit of Afgem's mining license and the sinking of an exploration shaft on the Upper Horizon is yielding exciting new geological information."

General Manager of the group's Tanzanian operation, Joe Kimble, said: "Better understanding of the ore resource has allowed for the opening of a number of new faces, which promise positive results. These new faces are currently being bulk-sampled."

On August 11, Afgem had introduced its brand for superior quality tanzanite, called the "Tanzanite Foundation", at the Jewellex Trade Fair at the Sandton Convention Center in Johannesburg, it added.

The concept of the brand had been well received by local and international consumers alike.

Afgem listed on the JSE Securities Exchange South Africa (JSE) on August 8, 2000, raising R110-million for its mining project.

Approximately 39% of the group's shares are listed, with another 37% owned by its directors and 24% by the Industrial Development Corporation (IDC).

I-Net Bridge

14-08-2001 ***Source: I-Net Bridge***

100% Afgem warns about weaker sales
AFRICAN Gem Resources (Afgem), the listed tanzanite mining company, cautioned yesterday that sales for the interim sixmonth period ending September 30 would be lower than expected. The group had slowed capital spending, thus delaying production, in...
14/08/2001 Source: Lynn Bolin Business Day 1st Edition
100% Afgem warns its sales will decline
African Gem Resources has cautioned that sales for the interim six-month period ending Sepember 30, 2001, would be lower than expected
13/08/2001 Source: I-Net Bridge
100% AFG: AFRICAN GEM RESOURCES LIMITED ("AFGEM") - ...
AFG: AFRICAN GEM RESOURCES LIMITED ("AFGEM") - ...
13/08/2001 Source: JSE NEWS SERVICE
43% AFG: AFGEM - DEALINGS IN SECURITIES
AFG: AFGEM - DEALINGS IN SECURITIES
02/08/2001 Source: JSE NEWS SERVICE
14% DATES TO REMEMBER
Last day to register for dividends: Friday Jul 13: BJM 5c; Capital 49,5c; Hyprop 41,7c; KH Props 40,78c; MCell 7c; Ozz 72c. Meetings: Monday Jul 9: Aries (Milnerton); Cenmag (Meadowdale); OTK Hold (Sandton). Wednesday Jul 11: Midas (Meadowdale). ...
06/07/2001 Source: Financial Mail
100% Afgem's tanzanite mining on track
African Gem Resources says its tanzanite mining programme at the Merelani mine in Tanzania is back on track, following a protest by small scale miners in May
02/07/2001 Source: I-Net Bridge
100% AFG: AFGEM - ANNOUNCEMENT
AFG: AFGEM - ANNOUNCEMENT
02/07/2001 Source: JSE NEWS SERVICE
14% Afgem postpones AGM
Tanzanite producer African Gem Resources has postponed its AGM to July 12 after receiving notice that not all its shareholders had received the annual report
19/06/2001 Source: I-Net Bridge
29% CSIR Miningtek: Mining News Overview: 21 - 27 May 2001
Highlights; mines and mining companies in the news this week; economic overview; NUM, trade unions and personnel issues;
30/05/2001 Source: I-Net Bridge
100% Court may rule on Afgem case next week
A South African-based gemstone company faces a court battle over the rights, it has acquired, to mine the tanzanite reserves at Merelani in Tanzania
23/05/2001 Source: I-Net Bridge
100% Afgem results defy group's low share price
GEMSTONE company African Gem Resources (Afgem) has presented maiden annual results as a listed company that defy the group's low share price. Afgem showed operating income of R23,1m against a loss of R8,8m in the previous year, while bottom-line pr...
22/05/2001 Source: Ilja Graulich Business Day 1st Edition
43% Afgem final EPS 17.65c vs 1.47c
SA colored gemstone miner African Gem Resources (Afgem) reports a sharp rise in headline earnings per share for the year ended February 28 to 17.65 cents from a previous 1.47 cents
21/05/2001 Source: I-Net Bridge
72% AFG: AFGEM - Audited Annual Results 2001
AFG: AFGEM - Audited Annual Results 2001
21/05/2001 Source: JSE NEWS SERVICE
43% AFG: AFGEM - Audited Annual Results 2001/02
AFG: AFGEM - Audited Annual Results 2001/02
21/05/2001 Source: JSE NEWS SERVICE
29% CSIR Miningtek: Mining News Overview: 30 April - 6 May 2001
Highlights; mines and mining companies in the news this week; economic overview
11/05/2001 Source: I-Net Bridge
29% Monex plans fail
PROPERTY company Monex's plans to recapitalise through the sale of a 14% stake in Century City Centre for R100m have failed as a result of collapse of the disposal deal with property loan stock company Richway Retail Properties. Monex announced yeste...
04/05/2001 Source: Business Day 1st Edition
100% SA firm in legal tangle in Tanzania
African Gem Resources rejects claims by three Tanzanian mining associations, saying it would continue to operate there while contesting the charges
03/05/2001 Source: I-Net Bridge
43% CSIR Miningtek: Mining News Overview: 10 - 22 April 2001
Highlights; mines and mining companies in the news this week; economic overview; international news
02/05/2001 Source: I-Net Bridge
29% Page 12
STANDARD Bank London is to apply for a Russian banking licence to facilitate its trade finance and foreign exchange businesses and minimise the risks of its operations in Russia. The London branch is at the centre of Standard Bank Investment C...
19/04/2001 Source: Business Day 1st Edition
29% Page 12
STANDARD Bank London is to apply for a Russian banking licence to facilitate its trade finance and foreign exchange businesses and minimise the risks of its operations in Russia. The London branch is at the centre of Standard Bank Investment C...
18/04/2001 Source: Business Day 1st Edition

Afgem warns about weaker sales

AFRICAN Gem Resources (Afgem), the listed tanzanite mining company, cautioned yesterday that sales for the interim sixmonth period ending September 30 would be lower than expected.

The group had slowed capital spending, thus delaying production, in the wake of the continuing lawsuit in the Tanzanian High Court brought against it by three Tanzanian mining associations.

Afgem's core asset is its 75% stake in Merelani Mining, a Tanzanian company that owns the rights to mine tanzanite, a rare violet-blue precious gemstone, in the Merelani region of northern Tanzania containing two-thirds of the world's known tanzanite reserves. The Tanzanian government holds the remaining 25% in Merelani.

The miners filed claims against Afgem in June, accusing it of taking away their livelihood, operating illegally and seeking to monopolise the market. They even claimed Afgem buried 20 miners alive by filling in some illegal mine shafts.

In addition, the miners asked for Afgem's licence to be revoked, claiming that it had been unfairly obtained.

However, the government has already confirmed that the company's license is valid.

Afgem said yesterday the court continued to review the documentation submitted by its lawyers that countered the miners' claims.

The group said it expected a positive outcome in the suit and it still had the complete support of the Tanzanian government.

Afgem said major capital expenditure at the Merelani Tanzanite Mine had been restricted, and development and subsequent production delayed.

"As a result, while Afgem's sales figures for the period ending March 31 2002, are expected to be higher than the previous corresponding period, sale of the group's production for the interim period ending September 30 2001, is anticipated to be lower than expected."

However, the group said that development of the mine was continuing.

Reyno Scheepers, consultant geologist, said: "Mining development in the decline shaft is (continuous), adding to the geological understanding of the tanzanite deposit of Afgem's mining licence, and the sinking of an exploration shaft on the Upper Horizon is yielding exciting new geological information."

Joe Kimble, general manager of the group's Tanzanian operation, said: "Better understanding of the ore resource has allowed for the opening of a number of new faces, which promise positive results. These new faces are currently being bulk-sampled."

The group said it had introduced its brand for superior quality tanzanite, called the Tanzanite Foundation, at the Jewellex Trade Fair at the Sandton Convention Centre in Johannesburg, at the weekend.

The concept of the brand had been well received by local and international consumers alike.

Afgem listed on the JSE Securities Exchange SA on August 8 last year, when it raised R110m for its mining project.

About 39% of the group's shares are listed, with another 37% owned by its directors and 24% by the Industrial Development Corporation.

14-08-2001 ***Source: Lynn Bolin Business Day 1st Edition***

Afgem warns its sales will decline

By Lynn Bolin

African Gem Resources (Afgem), the listed tanzanite mining company, cautioned on Monday its sales for the interim six-month period ending Sepember 30, 2001, would be lower than expected.

The group had slowed its capital spending, thus delaying production, in the wake of the continuing suit in the
Tanzanian High Court brought against it by three Tanzanian mining associations.

The core of Afgem's assets is its 75% stake in Merelani Mining, a Tanzanian company that owns the rights to mine tanzanite, a rare violet-blue precious gemstone, in the Merelani region of northern Tanzania containing two-thirds of the world's known tanzanite reserves.

The other 25% interest in Merelani is held by the Tanzanian government.

The miners filed claims against Afgem in June, accusing it of taking away their livelihood, operating illegally and seeking to monopolize the market. They even claimed Afgem buried 20 miners alive by filling in some illegal mine shafts.

The miners also asked for Afgem's license to be revoked, claiming it had been unfairly obtained. However, the government has already confirmed the company's license is valid.

Afgem said on Monday that the Tanzanian High Court continued to review the documentation submitted by its lawyers countering the miners' claims. It still expected a positive outcome in the suit, and still had the complete support of the Tanzanian government.

"Accordingly, major capital expenditure at the Merelani Tanzanite Mine has been restricted, and development and subsequent production has been delayed.

As a result, while Afgem's sales figures for the period ending March 31, 2002, are expected to be higher than the previous corresponding period, sale of the group's production for the interim period ending Sepember 30, 2001, is anticipated to be lower than expected."

Development of the mine was continuing, however, the group explained.

According to Professor Reyno Scheepers, consultant geologist, "Mining development in the decline shaft is continuously adding to the geological understanding of the tanzanite deposit of Afgem's mining license and the sinking of an exploration shaft on the Upper Horizon is yielding exciting new geological information."

General Manager of the group's Tanzanian operation, Joe Kimble, said: "Better understanding of the ore resource has allowed for the opening of a number of new faces, which promise positive results. These new faces are currently being bulk-sampled."

On August 11, Afgem had introduced its brand for superior quality tanzanite, called the "Tanzanite Foundation", at the Jewellex Trade Fair at the Sandton Convention Center in Johannesburg, it added.

The concept of the brand had been well received by local and international consumers alike.

Afgem listed on the JSE Securities Exchange South Africa (JSE) on August 8, 2000, raising R110-million for its mining project.

Approximately 39% of the group's shares are listed, with another 37% owned by its directors and 24% by the Industrial Development Corporation (IDC).

I-Net Bridge

13-08-2001 ***Source: I-Net Bridge***

AFG: AFRICAN GEM RESOURCES LIMITED ("AFGEM") - ...

AFRICAN GEM RESOURCES LIMITED ("AFGEM") - ANNOUNCEMENT.

Monday, 13 August 2001

Further to the announcement released on SENS on 20 April 2001, shareholders are advised that the Tanzanian High Court continues to review the documentation submitted by AFGEM`s lawyers, countering claims against the company by three mining associations in Tanzania. The Tanzanian government remains completely supportive of AFGEM and the group anticipates a positive outcome.

Accordingly, major capital expenditure at the Merelani Tanzanite Mine has been restricted and development and subsequent production has been delayed. As a result, while AFGEM`s sales figures for the period ending 31 March 2002 are expected to be higher than the previous corresponding period, sale of the group`s production for the interim period ending 30 September 2001 is anticipated to be lower than expected.

According to Professor Reyno Scheepers, consultant geologist, "Mining development in the decline shaft is continuously adding to the geological understanding of the tanzanite deposit of AFGEM`s mining licence and the sinking of an exploration shaft on the Upper Horizon is yielding exciting new geological information."

General Manager of the group`s Tanzanian operation, Joe Kimble, says, "Better understanding of the ore resource has allowed for the opening of number of new faces, which promise positive results. New faces are currently being bulk-sampled."

On Saturday, 11 August 2001, AFGEM introduced its brand for superior quality tanzanite, `Tanzanite Foundation`, at the Jewellex Trade Fair at the Sandton Convention Centre in Johannesburg. The concept of the brand has been well-received by local and international consumers alike.

Date: 13/08/2001 09:00:00 AM Produced by the SENS Department

13-08-2001 ***Source: JSE NEWS SERVICE***

AFG: AFGEM - DEALINGS IN SECURITIES

In accordance with Section 3.72 of the JSE Listings Requirements, herewith director`s dealings in Afgem`s ordinary shares:-

Director : Dean Roy Cunningham
Nature of transaction : Purchase
Nature of interest : Indirect beneficial

Date	Number of shares	Price
11/07/2001	2500	R1.00
12/07/2001	2500	R1.02
13/07/2001	8500	R1.27
17/07/2001	2000	R1.20

Date: 02/08/2001 02:31:00 PM Produced by the SENS Department

02-08-2001 ***Source: JSE NEWS SERVICE***

DATES TO REMEMBER

Last day to register for dividends:

Friday Jul 13: BJM 5c; Capital 49,5c; Hyprop 41,7c; KH Props 40,78c; MCell 7c; Ozz 72c.

Meetings:

Monday Jul 9: Aries (Milnerton); Cenmag (Meadowdale); OTK Hold (Sandton).

Wednesday Jul 11: Midas (Meadowdale).

Thursday Jul 12: Afgem (Sandton); Altech.

Friday Jul 13: Amalgamated Beverage (Sandton).

All meetings are in Johannesburg unless otherwise stated.

s=Cap award option. =Per combined unit.
06-07-2001 ***Source: Financial Mail***

Afgem's tanzanite mining on track

By Lynn Bolin

African Gem Resources (Afgem), the listed tanzanite and other precious gemstone miner, has experienced no further harassment at its Merelani tanzanite mine in Tanzania since May, when operations were disrupted by demonstrations by small-scale miners, the group said on Monday.

Rather, development of the mine was progressing well and sentiment in Tanzania had turned to favour Afgem.

In a release to the JSE Securities Exchange, Afgem said that the Tanzanian High Court continued to review the documentation submitted by its lawyers that countered claims made by three Tanzanian mining associations against the company's right to mine two-thirds of the tanzanite reserves at Merelani.

Merelani is the only source of tanzanite, a violet-blue gemstone that is becoming increasingly popular.

The miners last month filed claims against Afgem, accusing it of taking away their livelihood, operating illegally and seeking to monopolise the market. They even claimed Afgem buried 20 miners alive by filling in some illegal mine shafts. The miners also asked for Afgem's license to be revoked, claiming it had been unfairly obtained.

The government has already confirmed the company's license is valid.

Afgem also said in the release on Monday that it had not received any summons regarding a reported law suit by a former director of its Tanzanian subsidiary.

"The legitimacy of the article (in which the law suit was reported) has not been verified," it stated.

It added that, according to newspaper reports, one of the top leaders of the small-scale miners had recently made a statement condemning lawlessness at the mines, and pledging loyalty to the government and its investment policies.

I-Net Bridge

02-07-2001 ***Source: I-Net Bridge***

AFG: AFGEM - ANNOUNCEMENT

African Gem Resources Limited

Afgem - Announcement

Further to the announcement released on SENS on 20 April 2001, shareholders are advised that the Tanzanian High Court continues to review the documentation submitted by AFGEM`s lawyers, countering claims against the company by three mining associations in Tanzania.

An article in a Tanzanian newspaper reported that a previous director of AFGEM`s Tanzanian subsidiary had filed a law suit against the company. AFGEM has not received a summons and as such, the legitimacy of the article has not been verified.

Sentiment in Tanzania has turned to favour AFGEM. According to an article in the Tanzanian press, one of the top leaders of the small scale miners recently made a statement condemning lawlessness at the mines and pledging loyalty to the government and its progressive investment policies.

The press continues to report on how Tanzania has failed to benefit from its most unique industry in the past, and how AFGEM`s involvement will grow and formalise the tanzanite industry for the benefit of all stakeholders.

AFGEM has experienced no further harassment since May and development of the group`s Merelani Tanzanite Mine is progressing well.

Johannesburg

2 July 2001

This information (including any attached information) is issued by a member of the HSBC Investment Banking group of companies for the information of its
non-private customers only. It is not an invitation to buy or sell securities. HSBC Investment Banking makes no representation and accepts no responsibility or liability as to its completeness or accuracy.

Each page attached hereto must also be read in conjunction with any disclaimer which forms part of it.

Date: 02/07/2001 03:28:00 PM Produced by the SENS Department

Afgem postpones AGM

Tanzanite producer African Gem Resources Ltd (Afgem) has postponed its annual meeting (AGM) to July 12 after receiving notice that not all shareholders had received the annual report.

The annual reports, incorporating the notice of the AGM, were posted on May 24 and the AGM was originally scheduled for June 25.

I-Net Bridge

19-06-2001 ***Source: I-Net Bridge***

CSIR Miningtek: Mining News Overview: 21 - 27 May 2001

1. **News highlights**

- Will gold keeps its lustre?
- De Beers suspends operations in Angola
- Probe into methane blast

2. **Mines & Mining companies in the news this week:**

Company	Issue	Source(s)
Afgem	Afgem?s investors are unhappy over the drop in its share price and the six months delay in the development of the Tanzania mine.	ST 27/05
Anaconda	Shareholders in the Australian nickel producer are to vote on Anglo American?s proposals to remove certain directors form the board and to recapitilise the struggling company. Anaconda has counter proposed that Anglo executive director, James Campbell, be removed form the Anaconda board.	ST 27/05
Anglo Gold	AngloGold Is working towards the consolidation of the gold industry which will benefit all the players, it says. The major challenge facing the group?s South African operations is the spread of HIV/Aids, and the resurgence of TB. AngloGold reported an increase in headline earnings by 2% to R4.08 a share for the first quarter of 2001. Anglogold?s production base spans four continents. Operation Excellence has been one of its key strategies since 1998. AngloGold is confident of the future of the gold price. Gold mining firms should launch a strategy to improve the promotion of the metal and have more say in the market.	S 22/05 S 22/05 S 22/05 S 22/05 S 22/05 S 23/05
Avgold	Avgold is considering the disposal of the ETC gold mining complex in Mpumalanga.	BD 22/05
Beatrix	Production resumed after mine safety officials gave the company permission to reopen two shafts closed after a methane explosion that killed 12 people. The probe into the methane blast is fousing on an extractor fan that had not been working for nine days.	S 21/05 BD 21/05 S21/05 MG 25/05
Caledonia Mine	The Canadian mining group has cancelled a contract with Spring Hills Trading Ltd that would have seen the latter buy a 49% stake in South Africa?s Eersteling and Barbrook gold mine for $7m.	C 22/05
De Beers	De Beers will remain open for scrutiny despite no longer being a listed company. De Beers suspended operations in Angola after	BD 21/05

BEST AVAILABLE COPY

	talks failed to renew a diamond agreement with the government.	[illegible] BD 25/05
Harmony	Harmony has been assigned A- and F2 National long-term and short-term ratings by Fitch.	S 22/05
Kroondal	Kroondal is to pay shareholders 600 cents a share to reduce its share premium, but Aquarius Platinum will not increase its offer for the remaining shares.	N 04/05 BD 04/05
Northam	Northam is to increase its authorized share capital by 1-muillion shares as part of an offer to holders of less than 100 shares in the company.	BD 02/05
Palabora Mining Company	Palabora locked out NUM workers after a strike over a wage dispute and housing allowances.	BD 23/05 C 24/05
Sishen	Sishen will soon be the centrepiece asset in Iscor?s new mining company, tentatively to be called Kumba mining, which will be attractive fare for global mining majors.	S 25/05 MG 25/05
Trans Hex	Trans Hex has continued its 10-year tradition of growing profit year on year, reporting a 65% increase in attributable income from R77m to R127m.	BD 22/05 S 22/05 ST 27/05

BD - Business Day
S - Star
FM - Financial Mail
FT - Finansies & Tegniek
ST - Sunday Times
N - netAssets news
So - Sowetan
MW - Mining Weekly
C - Citizen
MG - Mail and Guardian

3. Economic overview

All eyes were on the gold market to see whether the surprise rally in the gold price could be sustained. The Rand rose with the surge in the gold price.

4. Environment

Nothing to report.

5. International News

Nothing to report.

6. NUM, Trade Unions and Personnel Issues

The revamped Teba will spearhead the mining industry?s drive to improve conditions for the rural poor.

7. Safety & Health

Nothing to report.

8. New Technology

Nothing to report.

9. General

Foreigners main concerns over the Draft minerals bill is the proposed ministerial discretion, as

BEST AVAILABLE COPY

opposed to objective determination open to challenge through legal process.

10. Who goes where

Stuart Murray, former consulting engineer at Implats, has joined Aquarius Platinum Ltd as an executive director. Murray replaces Keith Liddell who remains as a consultant.

Ed Nealon has been appointed chairman of Aquarius Platinum Ltd and Kroondal deputy chairman, on the retirement of Michael Adams.

For more information on CSIR Miningtek, click here.

Copyright © CSIR Miningtek, 2001

30-05-2001 ***Source: I-Net Bridge***

Court may rule on Afgem case next week

When African Gem Resources (Afgem), a South African gemstone company, last year acquired the rights to mine two-thirds of the tanzanite reserves at Merelani, northern Tanzania, it seemed like a perfect deal.

Merelani is the only source of tanzanite, a violet-blue gemstone that is increasingly popular in jewellery.

Construction was proceeding according to plan and the mine was due to be inaugurated in a few months, with the aim of extracting some 22 million carats of tanzanite over the next 20 years.

The Tanzanian government had given the project its full backing.

Afgem had undertaken to create a beneficiation centre, where stones are cut and polished, and to invest in schools and healthcare, promoting social development in the area.

Moreover, the government was keen to see an end to decades of smuggling and finally to see some tax revenues from tanzanite exports.

Official tanzanite exports are estimated at no more than $10m a year, while annual imports into the US alone are worth about $300m.

"The scale of smuggling is colossal," says Mike Nunn, Afgem's CE. "It is all revenue lost to the government."

However, three small miners' associations last month filed claims against Afgem, accusing it of taking away their livelihood, of operating illegally and seeking to monopolise the market.

They even claimed Afgem buried 20 miners alive by filling in some illegal mine shafts.

The miners also asked for Afgem's license to be revoked, claiming it had been unfairly obtained.

Afgem disputes all the claims, and the Tanzanian high court is expected to decide next week on the case.

The government has already confirmed the company's licence is valid.

Mining has been one of Tanzania's success stories, attracting more than $700m of foreign direct investment since 1997 thanks to the country's attractive resources and to generous government incentives.

Barrick Gold, Ashanti and AngloGold are among the heavyweights that have invested in the country.

"When Barrick Gold started developing their Bulyanhulu mine a few years ago, the same thing happened," says Samuel Sitta, head of the government's investments unit.

"They too were accused of burying miners alive and other crude and fanciful claims. But the accusations crumbled and Barrick is operating one of the best gold mines in the world."

Afgem is determined to stay. "We have invested $8m and plan to invest a further $12m in Merelani," says Nunn.

"We are not going to be deterred by such outlandish claims and we remain committed to this country. We have faith in the government and we are in this business long-term."

"Both central and local government are determined to protect Afgem's legitimate interests.

"The message we are sending is clear: this sort of thing will not be tolerated in Tanzania. This country just does not work like that. Bona fide investors' rights will be protected."

Nevertheless, Afgem's predicament highlights the difficulties of operating in Africa.

The company's shares have dropped from R4 nine months ago, when it listed on the JSE Securities

Exchange SA, to the current R1.50.

"I have stopped caring about our share price," says Nunn. "If we concentrate on the business and make profits, the price will look after itself."

Afgem's maiden annual results as a listed company, released yesterday, showed operating income of R23.1m for the year to end-February against a loss of R8.8m a year earlier, while attributable profit increased from R1m to R20.9m.

"We have big plans and we are moving in the right direction," Nunn says.

By Nicol Degli Innocenti, Financial Times

23-05-2001 ***Source: I-Net Bridge***

Afgem results defy group's low share price

GEMSTONE company African Gem Resources (Afgem) has presented maiden annual results as a listed company that defy the group's low share price.

Afgem showed operating income of R23,1m against a loss of R8,8m in the previous year, while bottom-line profit increased from R1m to R20,9m for the year to end-February. Revenue increased from R8,5m to R41,1m.

Afgem said its balance sheet was strengthened by a cash introduction of R80m through the issue of shares on the JSE Securities Exchange SA last year.

Afgem said no dividend would be declared or paid in the current financial year, while declaration of a dividend in the next financial year would be considered, especially if no acquisitions were impending and no new project financing was required.

Afgem said it continued to evaluate ore resources which suggested significant further potential for gem-quality tanzanite beyond that indicated at the feasibility stage.

Afgem said it was looking at initiating an American depository receipts (ADRs) programme with the Bank of New York.

"ADRs will enlarge the market for Afgem shares, create more diversified investor exposure and with an aggressive equity marketing strategy, will enhance the international image of the company."

The share price ended unchanged at 150c yesterday.

The company listed at 400c a share in August last year.

22-05-2001 ***Source: Ilja Graulich Business Day 1st Edition***

Afgem final EPS 17.65c vs 1.47c

SA colored gemstone miner African Gem Resources (Afgem) has reported a sharp rise in headline earnings per share for the year ended February 28 to 17.65 cents from a previous 1.47 cents.

Revenue from operations grew from R8.526mto R41.140m, mainly from sales derived from ongoing bulk sampling, beneficiation and trading activities.

Attributable profits increased from R1.034m to R20.965m. The company attributed the surge in profits to the achievement of sales targets and the capitalization of pre-production expenditure at the group's mining operations in Tanzania.

The company said its balance sheet was strengthened by a cash introduction of R80.746m through the issue of R23.904m ordinary shares at 400 cents prior to listing on the JSE Securities Exchange South Africa (JSE) in August last year.

The company said the significant increase in gross margin, from 49% last year to 83% in the year under review, was primarily due to the low mining costs allocated to development production.

During the previous year, most of the material was purchased from outside of the group at a higher cost.

"This margin will reduce in the future as Afgem intends establishing a tanzanite buying operation that will purchase rough and polished tanzanite from dealers at market prices to supplement production from its mining operations," it said.

The company said that no dividends will be declared or paid in the current financial year. A dividend in the next financial year will be considered, especially if no acquisition is pending and no new project financing is required, it said.

Looking ahead the company said it would continue the exploration of the tanzanite ore resource and mine development. It plans to initiate commercial production in late 2001 and a beneficiation facility is to be developed in Tanzania.

In addition, gemstone projects in sub-Saharan Africa are to be evaluated. The company also announced that it intended changing its year-end from the last day of February to the last day of March, to coincide with calendar quarters.

It also plans to initiate an American Depository Receipts (ADR) program with the Bank of New York. ADRs will enlarge the market for Afgem shares, create more diversified investor exposure and together with an aggressive equity marketing strategy, will enhance the international image of the company, it said.

By I-Net Bridge,
21-05-2001 ***Source: I-Net Bridge***

AFG: AFGEM - Audited Annual Results 2001

AFRICAN GEM RESOURCES LIMITED
(Registration No. 1998/007292/06)
Audited Annual Results 2001 for the year ended 28 February Highlights

- Operating income R23 177 245
- Attributable income R20 965 437
- Earnings per share 17.65c
- Return on ordinary shareholders` funds 26.74%
- Return on net assets 36.84%

Financial Statements (Abridged)
Balance sheets
at 28 February 2001

	2001 R	2000 R
Assets		
Fixed assets	51,091,195	31,878,552
Non current assets	30,375	124,533
Deferred taxation		
Current assets	103,211,919	11,936,075
Inventory	3,473,149	5,879,520
Accounts receivable	12,750,853	2,950,418
Cash and cash equivalents	86,987,917	3,106,137
Total assets	154,333,489	43,939,160
Equity and liabilities		
Capital and reserves		
Ordinary shareholders` interest	133,769,819	23,058,828
Outside shareholders` interest	3,197,419	3,079,283
Non current liabilities	6,025,469	12,924,200
Deferred taxation	2,183,718	149,200
Long term liabilities	3,241,751	12,175,000
Environmental rehabilitation provision	600,000	600,000
Current liabilities	11,340,782	4,876,849
Accounts payable	4,439,969	4,508,527
Taxation	6,900,813	368,322
Total equity and liabilities	154,333,489	43,939,160

Statement of changes in equity
for the year ended 28 February 2001

	Ordinary share capital R	Share premium R	Retained earnings R	Total R
Balance at beginning of year	1,054	22,024,068	1,033,706	23,058,828
Ordinary shares issued	239	95,615,761	-	95,616,000
Share issue expenses written off	-	(5,870,446)	-	(5,870,446)
Retained earnings attributable to ordinary shareholders	-	-	20,965,437	20,965,437
	1,293	111,769,383	21,999,143	133,769,819

Income statements
for the year ended 28 February 2001

	2001 R	2000 R
Revenue	41,139,920	8,525,852
Cost of sales	(6,935,478)	(4,349,827)
Gross profit	34,204,442	4,176,025
Net foreign exchange loss	(646,468)	(139,034)
Other income	54,061	-
Pre-production expenditure	(2,603,564)	(1,114,778)
Operating expenses	(7,831,226)	(2,931,040)
Operating income (loss)	23,177,245	(8,827)
Interest received on cash and cash equivalents	4,362,523	514,660
Pre-production expenditure capitalised	2,603,564	1,114,778
Finance costs	(30,271)	(114,633)
Net income before taxation	30,113,061	1,505,978
Taxation	(9,029,488)	(392,989)
Retained earnings after taxation	21,083,573	1,112,989
Outside shareholders` interets	(118,136)	(79,283)
Retained earnings attributable to ordinary shareholders	20,965,437	1,033,706
Weighted average number of shares in issue	118,777,726	70,473,827
Earnings per share (cents)	17,65	1,47

	2001 R	2000 R

Cash flow statements
for the year ended 28 February 2001
Cash flow from operating activities

Operating income/(loss) before		
Changes in working capital	27,705,419	1,282,452
Changes in working capital	(7,462,622)	(4,774,548)
Cash generated/(utilised) by operations	20,242,797	(3,492,096)
Interest received	4,362,523	514,660
Finance costs	(30,271)	(114,633)
Taxation paid	(368,322)	-
Net cash inflow/(outflow) from operating activities	24,206,727	(3,092,069)
Cash flow from investing activities	(20,477,252)	(27,826,916)
Cash flows from financing activities	80,152,305	34,025,022
Net increase for the year	83,881,780	3,106,037
Cash and cash equivalents at the beginning of the year	3,106,137	100
at end of year	86,987,917	3,106,137

Review of results

During the year under review, the AFGEM group enjoyed healthy profits, fuelled by the achievement of sales targets and the capitalization of pre- production expenditure at the group`s mining operations in Tanzania. Revenue from operations grew from R 8 525 852 last year to R 41 139 920, mainly from sales derived from ongoing bulk sampling, beneficiation and trading activities. Attributable profits increased from R 1 033 706 in the previous financial year to R 20 965 437.

The group`s balance sheet was strengthened by a cash introduction of R 80 745 554 through the issue of 23 904 000 ordinary shares at 400 cps prior to the listing of all of its issued shares on the JSE Securities Exchange South Africa (`JSE`) in August last year. This cash inflow, together with strong cash flows from operating activities enabled AFGEM to increase shareholders` equity from R 23 058 828 last year to R 133 769 819 at year end. The group remains relatively debt-free, with long term liabilities decreasing from R 12 175 000 to R 3 241 751.

The significant increase in gross margin from 49% last year to 83% in the year under review, was primarily due to the low mining costs allocated to development production. During the previous year, most of the material was purchased from outside of the group at a higher cost. This margin will reduce in the future as AFGEM intends establishing a tanzanite buying operation that will purchase rough and polished tanzanite from dealers at market prices to supplement production from its mining operations.

STRATE

The JSE is proceeding with the implementation of its electronic settlement and custody system known as STRATE (Share Transactions Totally Electronic).

STRATE is designed to achieve the contractual, rolling and irrevocable settlement of share transactions by electronic book entries.

The share capital of African Gem Resources Limited was transferred to the electronic STRATE environment as of 5 March 2001. Trading ensued on 26 March 2001.

Dividend policy

No dividends will be declared or paid in the current financial year. The declaration of a dividend in the next financial year will be considered, especially if no acquisition is pending and no new project financing is required.

Prospects

AFG: AFGEM - Audited Annual Results 2001/02

- Continued exploration of the tanzanite ore resource and subsequent mine devèlopment
- Initiation of commercial production in late 2001
- Beneficiation facility to be developed in Tanzania
- Tanzanite Foundation brand to be launched
- Other gemstone projects in sub-Saharan Africa to be evaluated

Change in Year End

Subject to the approval of the relevant authorities, it is envisaged that the company will change its year end from the last day of February to the last day of March, to coincide with calendar quarters. The next reporting period will therefore cover the thirteen months ending 31 March 2002.

ADR Programme

The company will initiate an American Depository Receipts (`ADR`) programme with the Bank of New York. ADR`s will enlarge the market for AFGEM shares, create more diversified investor exposure and together with an aggressive equity marketing strategy, will enhance the international image of the company.

For and on behalf of the board

M J Nunn M Shein

Chairman & CEO Group Financial Director

22 May 2001

Directors M.J. Nunn (Chairman & CEO), M. Shein (Group Financial Director), A Bekker*, C H Boulle*, D R Cunningham*, S Mkhize* (* Non Executive Director)

Date: 21/05/2001 04:00:00 PM Produced by the SENS Department

CSIR Miningtek: Mining News Overview: 30 April - 6 May 2001

1. News highlights

- De Beers take-over decision still being awaited
- DBI/Billiton merger approved
- Anglogold improves its quarterly results

2. Mines & Mining companies in the news this week:

Company	Issue	Source(s)
Afgem	Afgem will not back down on its investment in Tanzania despite allegation by small-scale miners that the company killed 20 miners and acquired the license illegally.	S 03/05
Alexxor	Government plans to restructure Alexxor and to amend its governing legislation as a prelude to introducing an equity partner to provide exploration finance.	BD 03/05
Anglo American	Threats of Anglo taking over Billiton seem over after it emerged that Anglo had sold its Billiton holding onto the market. South Africa?s Competitions Commission has approved the proposed merger between DBI, the consortium led by UK-listed resources group Anglo American, and De Beers. The Botswana government has come to the aid of the Oppenheimer family to help raise the offer price of $18.7bn in the joint bid with Anglo American for De Beers. Anglo has rejected a claim by Anaconda that it was trying to influence minority Anaconda shareholders ahead of an extraordinary general meeting later this month. Anglo American is lobbying other major shareholders to dump the CEO of Anaconda and back its plans for a last ditch rights offer.	BD 30/04 N 02/05 BD 02/05 N 02/05 C 03/05 BD 03/05
Anglogold	Anglogold showed stronger quarterly results for the 3 months to end March and has confirmed a major expansion in the US. CEO Bobby Godsell says that rationality should take over from ego when it comes to restructuring the SA gold industry. Anglogold is interested in acquiring the Western Australian gold mines owned by WMC.	BD 02/05 BD 04/05 BD 02/05 S 03/05
De Beers	The $18-bn takeover of the diamond giant by Anglo American comes down to a critical vote on May 4. SA?s share of the MSCI Emerging Market Index will potentially dive, with serious ramifications for the JSE Securities Exchange SA, should the buyout of De Beers succeed. The capital inflow into SA from the De Beers deal could be offset by outflows due to repayment of interest and loan facilities.	C 30/04 BD 02/05 BD 03/05 BD 02/05

	The tide turned again in the De Beers buyout deal when sentiment towards the revised offer of $2 more a linked unit turned negative. De Beers shares fell on concern that investors would reject the takeover bid. De Beers chairman says the revised offer is final. Metropolitan Asset Managers, minority shareholders in De beers, said it might oppose the bid if it was offered an alternative	S 03/05 BD 03/05 C 03/05 BD 04/05 BD 04/05 ST 06/05 S 03/05
Durban Roodepoort Deep	Hedge book restructuring costs that were higher than expected and a weak operational performance hurt DRD in the first quarter of the year.	BD 30/04
Kroondal	Kroondal is to pay shareholders 600 cents a share to reduce its share premium, but Aquarius Platinum will not increase its offer for the remaining shares.	N 04/05 BD 04/05
Northam	Northam is to increase its authorized share capital by 1-muillion shares as part of an offer to holders of less than 100 shares in the company.	BD 02/05
Randgold	Randgold Resources has reported a slight drop in attributable gold output for the quarter ended March 31, but a net profit of $28,807m due to its stake in Morilla in southeastern Mali. It also announced a re-attempt at a merger with Randgold & Exploration. Randgold has started an aggressive drilling programme at four gold projects in 3 West African countries.	BD 03/05 S 03/05 ST 06/05 C 03/05
Western Area	Western Areas benefited from a lower tax provision to report an 18 % increase in headline earnings for the March quarter.	ST 06/05

BD - Business Day
S - Star
FM - Financial Mail
FT - Finansies & Tegniek
ST - Sunday Times
N - netAssets news
So - Sowetan
MW - Mining Weekly
C - Citizen
MG - Mail and Guardian

3. Economic Overview

The mining industry remains a top foreign-exchange earner for South Africa.

Platinum is the metal of the new millennium with industry reporting record profits and dividends.

Professional investors are questioning whether gold and gold shares can only rise as the US dollar declines and inflation accelerates.

The gold hedging debates is still raging in the SA mining industry.

4. Environment

Nothing to report.

5. International News

Nothing to report.

6. NUM, Trade Unions and Personnel Issues

Nothing to report.

7. Safety & Health

Nothing to report..

8. New Technology

Nothing to report.

9. General

The New Mineral Development Bill is being redrafted taking into account comments by various sectors led by the Chamber of Mines.

The Minerals and Energy Department is to be restructured and hopes to get approval for 269 new posts.

10. Who goes where

Nothing to report.

For more information on CSIR Miningtek, click here.

Copyright © CSIR Miningtek, 2001

11-05-2001 ***Source: I-Net Bridge***

Monex plans fail

PROPERTY company Monex's plans to recapitalise through the sale of a 14% stake in Century City Centre for R100m have failed as a result of collapse of the disposal deal with property loan stock company Richway Retail Properties.

Monex announced yesterday that "Richway has not been successful in raising the required funding and as a result the disposal will not proceed". Monex will therefore retain its 33% share in Century City Centre.

Richway committed itself to the deal in December, saying it was part of its strategic objective in retail property.

Casey gives warning

CASEY Investment Holdings has warned that, despite the restructuring process under way in which the group was forming long-term relationships with information technology companies, the group's results for the year would reflect a loss.

It blamed adverse trading conditions and the cost of the restructuring process.

Fintech results

FINANCIAL services group Fintech generated R177,2m from continuing operations for the year ended February 28, this year, compared with the previous year's R116,7m.

The company, which was reporting its maiden set of annual results after transforming from an information technology to a financial services company, announced headline earnings a share from remaining businesses of 36,9c (32,5c).

Fintech said the year was one of the most significant in its history with its move from IT and telecoms to a niche financial services group.

Fintech sold Xerox SA, National Data Systems and Alcaltel Business Systems to the Bytes Technology Group for 2,6-billion Bytes shares and R30m in cash.

Awethu losses rise

AWETHU Breweries has posted increased attributable losses for the six months to December 31 last year, to R2,07m from R828000, in the same period a year ago.

Headline losses a share were 3,1c, compared with 2,9c. No dividend was declared.

Turnover in continuing operations fell to R17,7m from R24,7m, as a result of reduced sorghum sales and the poor performance of the milling operation, Awethu said.

Commercial deal

COMMERCIAL Finance Company, an investment trust, has concluded a agreement with a management consortium at the Laser Group, a business services company. The deal gives Commercial and the consortium a 45% share in Laser. Commercial recently acquired 32%. If accepted, minorities would receive an offer of 190c a share.

Afgem denies claims

AFGEM a coloured gemstone miner, said yesterday that it disputes the nature of claims made against it by three Tanzanian mining associations.

The claims concern the legality of its mining licence, tax, alleged misconduct by towards small-scale miners and its alleged monopolisation of the tanzanite market.

Zeltis reports loss

DIVERSIFIED industrial group Zeltis Holdings yesterday reported a 2,4c earnings a share loss for the six months ended December 31 last year, compared with a 67,3c loss for the same period the year before.

The company showed a net loss of R3,23m compared with a R84,556m loss the year before, with gross revenue of R5,3m compared with a trading loss made the year before of R17,35m.

Business Day Reporter, I-Net Bridge, Sapa, Dow Jones.
04-05-2001 ***Source: Business Day 1st Edition***

SA firm in legal tangle in Tanzania

SA's gemstone miner African Gem Resources (Afgem) on Thursday rejected claims made against it by three Tanzanian mining associations, saying it would continue to operate in that country while contesting the charges.

The claims relate to the legality of Afgem's mining license, payment of taxes, alleged misconduct by Afgem staff toward small-scale artisanal miners, and the company's alleged monopolisation of the tanzanite market.

Tanzanite, a violet-blue gemstone, is found only in Tanzania.

Afgem, which is listed on the JSE Securities Exchange SA (JSE), mines tanzanite from a single mine in northern Tanzania.

To date it has invested some $8m in the project and plans to pump in a further $12m.

In addition, the company said it has been invited by the Tanzanian government to develop Block C of the Merelani mining area, with a view to developing the global market for Tanzanite.

Afgem's project is in line with the Tanzanian government's open mining policy, which has attracted various major gold mining companies, including AngloGold, and Ashanti Goldfields, which jointly operate the Geita gold mine.

However, small-scale tanzanite miners argue that companies such as Afgem have taken away their livelihood.

They also allege that Afgem had killed 20 miners.

However, Afgem counters that the informal methods employed by small scale miners typically have neither the capital nor the technology to ensure safe mining methods.

"This has resulted in many tragic fatalities and has opened the market to the exploitation of child labour, much to the disdain and concern of international labour bodies and the Tanzanian government," Afgem said.

It added that the existing industry had provided a platform for unscrupulous players to smuggle tanzanite from its source, "robbing the economy and the Tanzanian people of at the very least $100m per annum in foreign exchange earnings".

Afgem also denied that its mining license was illegal, noting that the Tanzanian ministry of energy and minerals had confirmed the validity of its license and the procedure of its issue.

"Afgem is a formal public entity with its shareholders including government-supported bodies, World Bank affiliates, public banks and insurance companies. As such, it operates transparently, upholding the highest international standards of ethics and accounting practices," the company said.

By I-Net Bridge

03-05-2001 ***Source: I-Net Bridge***

CSIR Miningtek: Mining News Overview: 10 - 22 April 2001

1. News highlights

HEFTY dollar demand, particularly out of London, combined with emerging market jitters and concerns about whether the De Beers/Anglo deal will go ahead saw the rand slide to a fresh low of R8,1850 earlier on Friday. The local currency has since clawed back lost ground and stabilised around R8,1550.

At around $260 an ounce, the gold price has rarely been lower in real terms and is far from the $850 an ounce fetched in an unprecedented ? and unrepeated- spike in early 1980. The relative pittance gold commands have been blamed by some lack of marketing of gold as an object of desire.

The SA government is reviewing a $60m loan being sought by Russian diamond mining company Almazy Rossii-Sakha with a view to providing a guarantee. If improved the loan would be the largest made by SA institutions for the building of a new Russian diamond mine.

2. Economic overview

In a letter to shareholders of Anaconda Nickel, Anglo American detailed its proposals for changes to the board and senior management of Anaconda and its concerns regarding performance. Anglo American proposed that it have a continued minority representation on the Anaconda board, which will continue to comprise a majority of non executive and non Anglo American directors.

Shares in Northam Platinum, the black empowerment company, shot up by 8,55 percent to R12,70, on the news it was negotiating an investment of up to R280 million in the new Pandora platinum project.

At around $260 an ounce, the gold price has rarely been lower in real terms and is far from the $850 an ounce fetched in an unprecedented ? and unrepeated- spike in early 1980. The relative pittance gold commands have been blamed by some lack of marketing of gold as an object of desire.

De Beers planned to become even larger and was seeking to produce 50 percent of the world?s diamonds, Nicky Oppenheimer, the chairman said in De Beer?s annual report.

?De Beers is acutely aware of the role it plays as the world?s largest single producer of gem diamonds, and is determined to maintain this position?.

The SA government is reviewing a $60m loan being sought by Russian diamond mining company Almazy Rossii-Sakha with a view to providing a guarantee. If improved the loan would be the largest made by SA institutions for the building of a new Russian diamond mine.

Diamond giant De Beers yesterday strongly urged shareholders to accept a $16,7-bn takeover bid for the firm from a group led by mining powerhouse Anglo American and the Oppenheimer family.

Robust mining houses sent the JSE up 1,6% yesterday, and dealers forecast more gains. The All-Share index jumped 1,64% to 8365,9 points, with resources rising 2,3%. Dealers said shares worth R2-bn were traded ? a rise on Monday?s R1,5-bn.
Some London analysts are telling clients that Anglo American is likely to disturb the friendly merger between Billiton and BHP by aggressively topping the Australian group?s terms. They are suggesting that Anglo cannot afford to let Billiton slip from its grip if it is serious about building a substantial, global base metals business, and because potential takeover targets are fast disappearing.

It will probably never officially be known whether Impala, suffered any twinges of regret at having sold its partially developed Messina Platinum mining interest to Canadian junior miner Southern Era.

Gold producer Harmony saw first quarter net profits fall to R141-m, a fall of 24% from the previous quarter on the back of weaker performances at key mines.

Gold company Avgold showed a steady set of numbers for the first quarter of the year while announcing that its Target project continued to be on track and within budget.

Zimbabwe will once again guarantee a floor price for gold in a bid to prop up ailing mines and secure desperately needed foreign currency, the government said on Friday. In a statement from the president's office, it said the "government is fully aware of the viability problems that are currently facing the gold mining industry."

JSE responds to company's steady first-quarter figures GOLD company Avgold showed a steady set of numbers for the first quarter of the year while announcing that its Target project continued to be on track and within budget.

LONDON -Changes in the global financial and economic environment mean the dollar price of gold is likely to move lower over the course of this year, industry consultants Gold Fields Mineral Services (GFMS) said yesterday.

HEFTY dollar demand, particularly out of London, combined with emerging market jitters and concerns about whether the De Beers/Anglo deal will go ahead saw the rand slide to a fresh low of R8,1850 earlier on Friday. The local currency has since clawed back lost ground and stabilised around R8,1550.

3. Mines & Mining companies in the news this week:

Company	Issue	Source(s)
Anglo American Corporation	In a letter to shareholders of Anaconda Nickel, Anglo American detailed its proposals for changes to the board and senior management of Anaconda and its concerns regarding performance. Anglo American proposed that it have a continued minority representation on the Anaconda board, which will continue to comprise a majority of non executive and non Anglo American directors. Some London analysts are telling clients that Anglo American is likely to disturb the friendly merger between Billiton and BHP by aggressively topping the Australian group?s terms. They are suggesting that Anglo cannot afford to let Billiton slip from its grip if it is serious about building a substantial, global base metals business, and because potential takeover targets are fast disappearing. HEFTY dollar demand, particularly out of London, combined with emerging market jitters and concerns about whether the De Beers/Anglo deal will go ahead saw the rand slide to a fresh low of R8,1850 earlier on Friday. The local currency has since clawed back lost ground and stabilised around R8,1550.	BD 10/04 MG 12/04 BD 23/04
Avgold	Gold company Avgold showed a steady set of numbers for the first quarter of the year while announcing that its Target project continued to be on track and within budget.	BD 20/04
Afgem	SA-Listed African Gem Resources (Afgem) said last week that three Tanzanian mining associations had filled claims against it. The group is building a gemstone mine in the country.	BD 23/04
De Beers	De Beers planned to become even larger and was seeking to produce 50 percent of the world?s diamonds, Nicky Oppenheimer, the chairman said in De Beer?s annual report.	BD 10/04 C 11/04

BEST AVAILABLE COPY

	Diamond giant De Beers yesterday strongly urged shareholders to accept a $16,7-bn takeover bid for the firm from a group led by mining powerhouse Anglo American and the Oppenheimer family.	
Harmony	Gold producer Harmony saw first quarter net profits fall to R141-m, a fall of 24% from the previous quarter on the back of weaker performances at key mines. Harmony Gold is set to mothball Bissett, its troublesome Canadian operation after the mine produced yet another disappointing set of results.	C 19/04 BD 19/04
Northam	Northam Platinum, had sold its 4,2 percent stake in Kroondal Platinum to Aquarius Platinum, Kroondal?s parent company, for about $9million.	BD 11/04
Robust	Robust mining houses sent the JSE up 1,6% yesterday, and dealers forecast more gains. The All-Share index jumped 1,64% to 8365,9 points, with resources rising 2,3%. Dealers said shares worth R2-bn were traded ? a rise on Monday?s R1,5-bn.	C 11/04

BD - Business Day
S - Star
FM - Financial Mail
FT - Finansies & Tegniek
ST - Sunday Times
N - netAssets news
So - Sowetan
MW - Mining Weekly
C - Citizen
MG ? Mail and Guardian

4. International News

SA-LISTED African Gem Resources (Afgem) said last week that three Tanzanian mining associations had filed claims against it. The group is building a gemstone mine in the country.

MOSCOW The text of a new presidential decree, approved by the Russian government and awaiting signature by President Vladimir Putin, will require increased sales of platinum group metals to the state stockpile, a well-placed Moscow source said at the weekend.

The SA government is reviewing a $60m loan being sought by Russian diamond mining company Almazy Rossii-Sakha with a view to providing a guarantee. If improved the loan would be the largest made by SA institutions for the building of a new Russian diamond mine.

LONDON -Changes in the global financial and economic environment mean the dollar price of gold is likely to move lower over the course of this year, industry consultants Gold Fields Mineral Services (GFMS) said yesterday.

Harmony Gold is set to mothball Bissett, its troublesome Canadian operation after the mine produced yet another disappointing set of results.

5. General

Kimberley was for many years the basis of industry and a mainstay of the South African economy. However, with diamonds becoming scarcer and mines beginning to close down, the city, which is 130 years old this year, experienced a period of decline. Now, a new spirit of entrepreneurship is emerging. With its healthy climate and sound infrastructure as well as its strategic positioning in the center of South Africa, the city appears ripe for growth.

For more information on CSIR Miningtek, click here

Copyright © CSIR Miningtek, 2001

02-05-2001 ***Source: I-Net Bridge***

CSIR Miningtek: Mining News Overview: 10 - 22 April 2001

1. News highlights

HEFTY dollar demand, particularly out of London, combined with emerging market jitters and concerns about whether the De Beers/Anglo deal will go ahead saw the rand slide to a fresh low of R8,1850 earlier on Friday. The local currency has since clawed back lost ground and stabilised around R8,1550.

At around $260 an ounce, the gold price has rarely been lower in real terms and is far from the $850 an ounce fetched in an unprecedented ? and unrepeated- spike in early 1980. The relative pittance gold commands have been blamed by some lack of marketing of gold as an object of desire.

The SA government is reviewing a $60m loan being sought by Russian diamond mining company Almazy Rossii-Sakha with a view to providing a guarantee. If improved the loan would be the largest made by SA institutions for the building of a new Russian diamond mine.

2. Economic overview

In a letter to shareholders of Anaconda Nickel, Anglo American detailed its proposals for changes to the board and senior management of Anaconda and its concerns regarding performance. Anglo American proposed that it have a continued minority representation on the Anaconda board, which will continue to comprise a majority of non executive and non Anglo American directors.

Shares in Northam Platinum, the black empowerment company, shot up by 8,55 percent to R12,70, on the news it was negotiating an investment of up to R280 million in the new Pandora platinum project.

At around $260 an ounce, the gold price has rarely been lower in real terms and is far from the $850 an ounce fetched in an unprecedented ? and unrepeated- spike in early 1980. The relative pittance gold commands have been blamed by some lack of marketing of gold as an object of desire.

De Beers planned to become even larger and was seeking to produce 50 percent of the world?s diamonds, Nicky Oppenheimer, the chairman said in De Beer?s annual report.

?De Beers is acutely aware of the role it plays as the world?s largest single producer of gem diamonds, and is determined to maintain this position?.

The SA government is reviewing a $60m loan being sought by Russian diamond mining company Almazy Rossii-Sakha with a view to providing a guarantee. If improved the loan would be the largest made by SA institutions for the building of a new Russian diamond mine.

Diamond giant De Beers yesterday strongly urged shareholders to accept a $16,7-bn takeover bid for the firm from a group led by mining powerhouse Anglo American and the Oppenheimer family.

Robust mining houses sent the JSE up 1,6% yesterday, and dealers forecast more gains. The All-Share index jumped 1,64% to 8365,9 points, with resources rising 2,3%. Dealers said shares worth R2-bn were traded ? a rise on Monday?s R1,5-bn.
Some London analysts are telling clients that Anglo American is likely to disturb the friendly merger between Billiton and BHP by aggressively topping the Australian group?s terms. They are suggesting that Anglo cannot afford to let Billiton slip from its grip if it is serious about building a substantial, global base metals business, and because potential takeover targets are fast disappearing.

It will probably never officially be known whether Impala, suffered any twinges of regret at having sold its partially developed Messina Platinum mining interest to Canadian junior miner Southern Era.

Gold producer Harmony saw first quarter net profits fall to R141-m, a fall of 24% from the previous quarter on the back of weaker performances at key mines.

Gold company Avgold showed a steady set of numbers for the first quarter of the year while announcing that its Target project continued to be on track and within budget.

Zimbabwe will once again guarantee a floor price for gold in a bid to prop up ailing mines and secure desperately needed foreign currency, the government said on Friday. In a statement from the president's office, it said the "government is fully aware of the viability problems that are currently facing the gold mining industry."

JSE responds to company's steady first-quarter figures GOLD company Avgold showed a steady set of numbers for the first quarter of the year while announcing that its Target project continued to be on track and within budget.

LONDON -Changes in the global financial and economic environment mean the dollar price of gold is likely to move lower over the course of this year, industry consultants Gold Fields Mineral Services (GFMS) said yesterday.

HEFTY dollar demand, particularly out of London, combined with emerging market jitters and concerns about whether the De Beers/Anglo deal will go ahead saw the rand slide to a fresh low of R8,1850 earlier on Friday. The local currency has since clawed back lost ground and stabilised around R8,1550.

3. Mines & Mining companies in the news this week:

Company	Issue	Source(s)
Anglo American Corporation	In a letter to shareholders of Anaconda Nickel, Anglo American detailed its proposals for changes to the board and senior management of Anaconda and its concerns regarding performance. Anglo American proposed that it have a continued minority representation on the Anaconda board, which will continue to comprise a majority of non executive and non Anglo American directors. Some London analysts are telling clients that Anglo American is likely to disturb the friendly merger between Billiton and BHP by aggressively topping the Australian group?s terms. They are suggesting that Anglo cannot afford to let Billiton slip from its grip if it is serious about building a substantial, global base metals business, and because potential takeover targets are fast disappearing. HEFTY dollar demand, particularly out of London, combined with emerging market jitters and concerns about whether the De Beers/Anglo deal will go ahead saw the rand slide to a fresh low of R8,1850 earlier on Friday. The local currency has since clawed back lost ground and stabilised around R8,1550.	BD 10/04 MG 12/04 BD 23/04
Avgold	Gold company Avgold showed a steady set of numbers for the first quarter of the year while announcing that its Target project continued to be on track and within budget.	BD 20/04
Afgem	SA-Listed African Gem Resources (Afgem) said last week that three Tanzanian mining associations had filled claims against it. The group is building a gemstone mine in the country.	BD 23/04
De Beers	De Beers planned to become even larger and was seeking to produce 50 percent of the world?s diamonds, Nicky Oppenheimer, the chairman said in De Beer?s annual report.	BD 10/04 C 11/04

BEST AVAILABLE COPY

	Diamond giant De Beers yesterday strongly urged shareholders to accept a $16,7-bn takeover bid for the firm from a group led by mining powerhouse Anglo American and the Oppenheimer family.	
Harmony	Gold producer Harmony saw first quarter net profits fall to R141-m, a fall of 24% from the previous quarter on the back of weaker performances at key mines. Harmony Gold is set to mothball Bissett, its troublesome Canadian operation after the mine produced yet another disappointing set of results.	C 19/04 BD 19/04
Northam	Northam Platinum, had sold its 4,2 percent stake in Kroondal Platinum to Aquarius Platinum, Kroondal?s parent company, for about $9million.	BD 11/04
Robust	Robust mining houses sent the JSE up 1,6% yesterday, and dealers forecast more gains. The All-Share index jumped 1,64% to 8365,9 points, with resources rising 2,3%. Dealers said shares worth R2-bn were traded ? a rise on Monday?s R1,5-bn.	C 11/04

BD - Business Day
S - Star
FM - Financial Mail
FT - Finansies & Tegniek
ST - Sunday Times
N - netAssets news
So - Sowetan
MW - Mining Weekly
C - Citizen
MG ? Mail and Guardian

4. International News

SA-LISTED African Gem Resources (Afgem) said last week that three Tanzanian mining associations had filed claims against it. The group is building a gemstone mine in the country.

MOSCOW The text of a new presidential decree, approved by the Russian government and awaiting signature by President Vladimir Putin, will require increased sales of platinum group metals to the state stockpile, a well-placed Moscow source said at the weekend.

The SA government is reviewing a $60m loan being sought by Russian diamond mining company Almazy Rossii-Sakha with a view to providing a guarantee. If improved the loan would be the largest made by SA institutions for the building of a new Russian diamond mine.

LONDON -Changes in the global financial and economic environment mean the dollar price of gold is likely to move lower over the course of this year, industry consultants Gold Fields Mineral Services (GFMS) said yesterday.

Harmony Gold is set to mothball Bissett, its troublesome Canadian operation after the mine produced yet another disappointing set of results.

5. General

Kimberley was for many years the basis of industry and a mainstay of the South African economy. However, with diamonds becoming scarcer and mines beginning to close down, the city, which is 130 years old this year, experienced a period of decline. Now, a new spirit of entrepreneurship is emerging. With its healthy climate and sound infrastructure as well as its strategic positioning in the center of South Africa, the city appears ripe for growth.

For more information on CSIR Miningtek, click here

Copyright © CSIR Miningtek, 2001

02-05-2001 ***Source: I-Net Bridge***

Page 12

STANDARD Bank London is to apply for a Russian banking licence to facilitate its trade finance and foreign exchange businesses and minimise the risks of its operations in Russia.

The London branch is at the centre of Standard Bank Investment Corporation's (Stanbic's) international operations, which raised its earnings 25% to R569m in the year to December, contributing 15% of Stanbic's total earnings. Standard London may also apply for banking licences in Turkey and Brazil. **Page 11**

SHARES in troubled Swiss aviation conglomerate SAirgroup dropped to fresh lows yesterday as retail investors dumped the stock amid continued negative publicity ahead of a key shareholder meeting. **Page 12**

THE rand was again battered to near record lows against a rampant dollar yesterday, while local stocks were sheltered from the gloom in international markets by strong gains in major financial and resources stocks. **Page 11**

WITH the prices of platinum group metals soaring, Impala may have suffered a twinge of regret at having sold its 54% shareholding in Messina Platinum to Canadian junior miner SouthernEra. **Page 13**

GERMAN car manufacturer DaimlerChrysler said yesterday it was pressing ahead with its plans for a commercial vehicle joint venture with Hyundai Motor, dismissing a report to the contrary. "We are sticking with Hyundai," a company spokesman said. **Page 7**

SA -owned African Gem Resources (Afgem) Tanzania said yesterday it would begin large-scale commercial production of the precious violet-blue tanzanite gemstone in the Mererani area in Tanzania in July. But, even though Afgem's project will boost production and reduce smuggling, the firm has encountered violent resistance from local miners, who fear for their livelihoods. **Page 13**

TODAY's survey focuses on factoring, or debtor finance, which is showing signs of increasing its penetration in the lending market. **Pages 4-6**

19-04-2001 ***Source: Business Day 1st Edition***

29% CSIR Miningtek: Mining News Overview: 12 - 18 March 2001
Highlights; mines and mining companies in the news this week; international news; NUM, trade unions and human resources issues; safety and health; new technology
20/03/2001 Source: I-Net Bridge
100% SA firm to mine Tanzanian gems
SA listed firm Afgem will soon begin production of the rare gemstone tanzanite, found only in the foothills of Kilimanjaro. Janice Healing reports
14/03/2001 Source: I-Net Bridge
100% Gemstone mining to bolster Tanzania
The Tanzanian economy stands to benefit from an ambitious plan by a South African firm to mine for rare violet-blue gemstones, found only in the East African country. Janice Healing reports
14/03/2001 Source: I-Net Bridge
14% DIAMONDS & DOGS
Great jumping jockstraps, Batman, huge balls of steel have been sighted down at Crown Mines. HFO bet the farm on opening up the Free State gold fields; now a younger generation of Oppenheimers are showing the size of their trousers in prop...
09/02/2001 Source: Financial Mail
29% Resources steam ahead, but may dip
Charting: Short-term market indicators are bullish, but take care because the future major trend plotting on the Cycle Trend plotting remains stubbornly down
18/01/2001 Source: I-Net Bridge
29% STOP WHINING ABOUT VOLATILITY
Jean Temkin My New Years wish is that those presumably wet-behind-the ears financial commentators and fund managers stop complaining about the difficulties presented by the markets volatility. They must be youngsters because todays volatility is no...
05/01/2001 Source: Financial Mail
29% Stop whining about volatility
2000's market was actually a lot less volatile than in many of the years since 1986 and indications at the start of 2001 are good
03/01/2001 Source: I-Net Bridge
100% Afgem steps up its project in Tanzania
Demand for coloured gemstones is strong just before the Christmas season, though tanzanite demand exceeds supply AFRICAN Gem Resources (Afgem), the recently listed tanzanite mining and marketing group, says it has made progress in the development o...
20/12/2000 Source: Lynn Bolin Business Day 1st Edition
100% Afgem sees strong seasonal demand
The JSE-listed mining group says demand for coloured gemstones remains strong in the lead-up to the Christmas season
19/12/2000 Source: I-Net Bridge
100% AFG: Feedback to Afgem shareholders
AFG: Feedback to Afgem shareholders
18/12/2000 Source: JSE NEWS SERVICE
29% RESOURCES STEAM AHEAD BUT MAY DIP
Jean Temkin The up-flip in the minor cycle of the Overall index came later than expected, but by the middle of last week, the daily plotting had shot up through all moving averages. Though overheated, it did not become overbought. Hardly surprising...
10/11/2000 Source: Financial Mail
14% CSIR Miningtek: Mining News Overview: 31 October - 5 November 2000
Highlights; mines and mining companies in the news this week; economic overview; safety and health; who goes where
07/11/2000 Source: I-Net Bridge
14% AFGEM DIAMONDS
CAPITAL PUNISHMENT Ord price: 225c Market value R244m Div yield: 12-month high, 400c; PE ratio: 45,4. Sector PE: 9,0 Low, 170c SixTurn-OperatingPre-taxHeadlineDividend monthsoverprofitprofitEarningsper share to RmRmRmper share (c)(c) *Feb00...
03/11/2000 Source: Brendan Ryan Financial Mail
100% Afgem sees EPS rocket 240%
African Gem posts a 41% increase in earning per share following the continued popularity of precious stone in the US and a revival in Japan
31/10/2000 Source: I-Net Bridge
100% Healthy Afgem results exceed expectations
Earnings a share of 4,95c reported for six months to end August AFRICAN Gem Resources (Afgem), the listed coloured gemstone company, has defied market expectations and come out with healthy results during its first report-back as a publicly listed co...
31/10/2000 Source: I-Net Bridge
14% Business in Brief
Five directors, including the financial director, have quit Accord Technologies in the wake of a R29m clash with the SA Revenue Service. Accord has traded at a loss for the past six months
31/10/2000 Source: I-Net Bridge
100% Healthy Afgem results exceed expectations
Earnings a share of 4,95c reported for six months to end August AFRICAN Gem Resources (Afgem), the listed coloured gemstone company, has defied market expectations and come out with healthy results during its first report-back as a publicly listed co...
31/10/2000 Source: Ilja Graulich Business Day 1st Edition
43% RESOURCES STOCKS KEEP THE MARKET GOING
Jean Temkin If it had not been for resources stocks, last weeks market would have made little headway. Trading volumes that have dwindled over the past few weeks have left brokers frowning over their bottom-line figures. As the chart shows, while ...
25/08/2000 Source: Financial Mail
57% CSIR Miningtek: Mining News Overview: 7 - 13 August 2000
Highlights; mines and mining companies in the news this week; economic overview; international news; NUM, trade unions and personnel issues; general
15/08/2000 Source: I-Net Bridge
14% JSE ends firmer in range-bound trade
The Johannesburg Stock Exchange (JSE) ended firmer on Tuesday after a range bound day, buoyed by resurgent resources and gold sectors
08/08/2000 Source: I-Net Bridge

< 1 2 3 4 >

CSIR Miningtek: Mining News Overview: 12 - 18 March 2001

1. News highlights

- SARS set to approve buyout of De Beers
- Mining shake-up still on the cards
- South Deep strike is likely, says NUM
- Anglo?s earnings hit $2bn
- SA firm to mine Tanzanian gems

2. Mines & Mining companies in the news this week:

Company	Issue	Source(s)
Afgem	The SA listed firm will soon begin production of the rare gemstone tanzanite. Tanzanite is found only in the foothills of Kilimanjaro and the Afgem mining licence represents two thirds of the world?s known reserves.	N 12/03 N 14/03
Anglo American	It was speculated that Anglo would post record results ? mainly due to its diamond and platinum interests. It then so happened that the earnings hit $2bn but a warning was issued that the global economic slowdown will hit the company later in the year. It was reported that Australia?s Anaconda Nickel as well as Lisheen a lead and zinc mine in Ireland forced a write down of assets of $228m. Anglo is only a minority shareholder in Anaconda ? which means that it cannot throw resources at the project to get it working. Tony Trahar, Anglo?s chief executive officer, is reported to have said that because AngloGold is not as significant a contributor to the company?s profits as it was in the past it is possible that Anglo would consider diluting its 54% stake in AngloGold if a value adding deal came along.	BD 12/03 N 13/03 BD 15/03 S 15/03 M&G 16/03 S 16/03 S 16/03
AngloGold	It was announced that AngloGold is still in negotiations regarding various assets in the Free State. It was denied that the announcement was an indication of problems. Harmony appears still te be interested in acquiring more of the AngloGold assets.	N 14/03
De Beers	SARS is set to approve the buy-out of De Beers, which could be finalized shortly before legislative changes are made that would otherwise have resulted in a R9,4bn tax windfall.	BD 13/03 N 15/03
Iscor	It is expected that a revised plan for Iscor?s unbundling will be put on the table. It is reported that Rick Menell found himself in a very similar position to what Hans Smith is in when Avmin was also almost taken over just over a year ago. He would therefore like to prove that he is able to deal with the situation.	S 12/03 ST 18/03
Namco	At least three companies have been identified as possible buyers of Namco assets. Two of these are Trans-Hex and De Beers. Namco has cash flow problems and needs to secure funding to keep afloat.	S 13/03

BD - Business Day
S - Star
FM - Financial Mail

F F - Finansies & Tegniek
ST - Sunday Times
N - netAssets news
So - Sowetan
MW - Mining Weekly
C ? Citizen
M&G ? Mail & Guardian

3. Economic overview

Gilboa Properties, listed property investment firm has announced that it would diversify into mining. It has acquired a 70% stake in Askari Mining & Equipment that owns the prospecting rights for the potentially lucrative Karmel Diamond Mine near Ladybrand in the Free State (c 12/03).

4. Environment

Nothing to report.

5. International News

De Beers and Russia are to revise their sales deal. The purpose would be to head off competition between Russian and South African diamond sales, higher supplies to the market and lower prices (N 14/03; BD 14/03).

Archangle Diamond Corporation, a Vancouver registered company in which Nicky Oppenheimer and Brett Kebble are key investors, are set to win a court battle against the Russians for a $5bn diamond mine in northwestern Russia (BD 14/03).

There still are contradicting reports on Russia?s platinum exports. It will be the first year that the Russians would be able to trade metals on their own account rather than through the state stockpile agency Gokhran or to export through a quotas system. Moscow sources are predicting that a smaller volume of platinum will be shipped during 2001 but that the stockpile will be replenished (BD 15/03).

6. NUM, Trade Unions and Human Resource Issues

It is likely that the disgruntled employees at South Deep will strike because their demands concerning compulsory overtime shift work are not being met (S 14/03). Twelve shop stewards were suspended for intimidating workers that then resulted in 2000 workers marching in protest demanding the reinstatement of the suspended officials (BD 15/03).

Kalahari Gold Reef Mine (Kalgold) is being accused of discriminating against its black employees. Management is reported as having said that the accusations are part of the wage negotiation tactics (S 15/03).

7. Safety & Health

At least 70 miners were killed after several tunnels collapsed in an ore mine in the Congolese town of Goma (http://www.woza.co.za).

Three mineworkers were killed after a rock fall occurred at AngloGold?s Savuka gold mine near Carletonville (N 15/03).

8. New Technology

Nothing to report.

9. General

The Chamber of Mines? response to the proposed Minerals Bill is seen to have made a very positive contribution to the debate. It is reported that the Chamber?s contribution was thoughtful and that it introduced business perspectives that were apparently not considered by the bill?s authors. These perspectives were mainly the following: the danger of expropriation without compensation - allowing

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for a perception that Zimbabwe's history will repeat itself in South Africa, security of tenure and the wide discretion granted to the Minister that would be difficult to challenge in court (BD 12/03).

Dick Minnit of the WITS School of Mining Engineering is reported to be saying that there is little wrong with rapid and efficient transfer of mineral rights to the state. According to Minnit there are in all probability only two gold mines that would still be operational by 2030. Unless funding is found to increase the levels of exploration expenditure, minerals production would not be sustained in the long run (BD 15/03).

Alex Thin, senior mining engineer at SRK, is predicting that the same restructuring shake-up that the gold mining industry has experienced is on its way for other metal and minerals companies (BD 13/03).

10. Who goes where?

Nothing more to report.

For more information on CSIR Miningtek, click here.

Copyright © CSIR Miningtek, 2001

20-03-2001 ***Source: I-Net Bridge***

SA firm to mine Tanzanian gems

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Production of a rare violet-blue gemstone, thought to only occur in the foothills of Mount Kilimanjaro, will kick off in the first half of this year.

Known as tanzanite, the coloured gemstone is to be mined by South African listed firm African Gem Resources (Afgem) on a formal basis for the first time since the stone's discovery in 1967.

Afgem has secured the mining licence for an area in Tanzania that represents two-thirds of the world's known reserves of the stone, and in the coming months will initialise production at the Merelani mine.

Share price prospects

Afgem envisages that the start of production, coupled with the launch of the tanzanite brand, to be known as the 'Tanzanite Foundation', this year and the increased awareness surrounding the gemstone, will bode well for the group's share price.

The firm listed on the JSE Securities Exchange in the "Diamonds: Mining Resources" sector in August last year, with a list price of R4.00 a share and the price is currently trading around the R2.00 mark.

Corporate communications manager Joanne Herbstein attributes the downward pressure on Afgem's price to a number of factors. "Our initial investors bought into the project when the risk was relatively high - we hadn't yet won the bid for the mining licence, so they essentially bought into a vision. When we listed, understandably, many of these shareholders sold shares to get back their stake money."

Herbstein also suggests that Afgem has suffered from the stigma attached to small mining companies. "Investors have suffered from a number of juniors that have failed to deliver. Winning back the confidence of an understandably wary market is a challenge that we embrace."

"As we indicated in our interim results for the six months ended August 31, 2000, we are looking for a strategic partner to add value to our business."

The necessity for a partner has waned slightly since the mild recovery of the share price, but Herbstein states that the discussions will continue in order to bring additional good people on board.

Gem-quality tanzanite

A conservative valuation of the mining licence area indicates an ore resource of 50 million carats of gem-quality tanzanite, though significant upside exists in the firm's mining district.

On a tour of Afgem's cutting facility in Johannesburg, Herbstein told I-Net Bridge that the current mine plan is based on an evaluation of a single payshoot (high-grade zone) at the JW shaft.

The firm will focus on further geological exploration of the ore resource and should further gemstone potential be found, the mine plan will be adapted accordingly.

The mine is set to reach full production capacity in 2005 and, based on the existing calculations, will produce 1,5 million carats a year over the 19 year life of mine.

The mine is set to reach full production capacity in 2005 and, based on the existing calculations, will produce 1,5 million carats a year over the 19 year life of mine.

Since tanzanite was first discovered by Masai tribesman Ali Juuyawatu in 1967, it has been mined informally.

Blocks B and D on either side of Afgem's Block C are currently being mined by small-scale artisanal miners with limited capital and technical resources.

The informal mining methods and the lack of technological advancements have resulted in a depletion of the shallow reserves on these mines, and while production is still expected in the medium term, Afgem believes that is not sustainable.

The story of tanzanite

Although a relative newcomer to the world of coloured gemstones, tanzanite was created 585 million years ago by the interaction between zoisite and vanadium deep in the foothills of Kilimanjaro.

Its formation has been described as a 'geological phenomenon', with the likelihood of its occurrence

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being replicated elsewhere seen as near to impossible.

Tanzanite has thus earned the reputation of being a thousand times more rare than diamonds, and with finite reserves, is set to become something of a collectors item.

The gem is trichroic, which means that it reflects three different colours - blue, violet and red - depending on its orientation, with the blue dominating in some specimens and violet in others.

Tanzanite has an existing wholesale market of about $150m and has carved a niche for itself as one of the most popular coloured gemstones in the US (the largest market for the stone), competing with the "Big 3": sapphire, emerald and ruby.

During the course of the year Afgem will also seek to broaden the consumption of the gem in Europe and Asia.

Further coloured gemstone plans

But as Afgem describes itself as a vertically integrated coloured gemstone firm, it will also pursue other coloured gemstone plans, although the immediate focus will remain firmly on tanzanite.

According to Afgem, Africa is the world's biggest basin of coloured gemstones, which as an industry estimated to be worth between $6bn and $10bn a year.

Projects that the group will pursue fall into the realm of seven specific coloured gemstones, namely, emerald, ruby, sapphire, aquamarine, tourmaline, green garnet and, of course, tanzanite.

Geographic areas that it will focus these efforts on for reasons of political stability and an investor-friendly climate include Tanzania, Mozambique, Madagascar, Malawi, Namibia and possibly Zambia.

And Afgem reports that there vast opportunities in the coloured gemstone arena: not only has the global gemstone market grown significantly in recent times (the US market has increased by 5% per annum for the past ten years), gem dealers in the US have reported a surge in sales, with rich colours, particularly blue, in demand.

Afgem believes that it is in the financial position to marry the natural gemstone wealth of sub-Saharan African with the technology and human resources to take it to the market.

As Mike Nunn, chairperson and CEO, states: "Our tanzanite project is our whetstone. There are many opportunities, and with the resources we have available, we are well-poised to take advantage of several of them."

By Janice Healing, I-Net Bridge

14-03-2001 ***Source: I-Net Bridge***

Gemstone mining to bolster Tanzania

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The Tanzanian economy stands to benefit from an ambitious plan by a South African firm to mine for rare violet-blue gemstones, found only in the East African country.

South African-listed African Gem Resources (Afgem) holds the mining licence for part of the Merelani area, in the foothills of Mount Kilimanjaro, which represents two-thirds of the world's known resources of tanzanite.

Tanzanite is said to be 1,000 times more rare than diamonds and is quickly making its presence felt in the global coloured gemstone industry, with it actively competing against the 'Big 3' in the sector, namely sapphire, emeralds and rubies.

And now that the mining of the gemstone is to take place for the first time on a formal basis, Tanzania will at last reap the benefits of its mineral wealth.

Afgem chairperson and CEO Mike Nunn states that for decades, Tanzania has lost out on the significant potential economic benefits of tanzanite, which has only been mined informally by small-scale artisanal miners with limited capital and technical resources.

"Since its discovery in 1967, rough tanzanite has been exported immediately after being mined, with beneficiation taking place in non-producing countries. As a result of the lack of formalisation in the industry, a major disparity exists between the vast natural wealth of Tanzania and the marginal economic benefit the country extracts from it."

"Ironically, Kenya exported more tanzanite in 1998 than Tanzania, yet Tanzania is the world's only producer."

Ironically, Kenya exported more tanzanite in 1998 than Tanzania, yet Tanzania is the world's only producer.

"Estimates of the annual wholesale value of the coloured gemstone industry are as high as US$10bn, yet Tanzania - the sixth most important source - 'officially' exports a mere US$8m," Nunn points out

Despite this wealth of natural resources, the lack of capital, mining technology and expertise has hindered the development of Tanzania's coloured gemstone industry.

Afgem, whose activities range from exploration and mining, to beneficiation and marketing of high-value coloured gemstones, believes that its presence is set to change this.

"We aim to address the disparity between the substantial value of the tanzanite market and the marginal benefit Tanzania derives from it," emphasises Nunn.

Afgem intends establishing a cutting and polishing facility in Tanzania to maximise the return on the value-added process by beneficiating the majority of its own mine production, as well as production purchased from small-scale miners. The plans for this beneficiation facility have been finalised and initial training will begin in the second quarter of this year.

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The company has expanded its Johannesburg cutting factory significantly, employing the latest equipment and technology and continues to cut and polish in Bangkok on a contract basis.

Afgem also intends to establish a buying office near the mining area that will support local small producers, providing a fair and consistent means of selling their production at market-related prices.

Ami Mpungwe, who is chairperson of the Tanzanian subsidiary of Afgem, Merelani Mining Limited, and the first Tanzanian ambassador to South Africa, says "not only will the company's presence benefit small-scale miners with new technology, formal sales channels, and fair market prices, the formalisation of the industry will be good for the country, and thus for all Tanzanian citizens". It will also assist the Tanzanian government in receiving the correct taxes and duties.

As part of an effort to transform Tanzania's gemstone industry, Afgem is establishing a development trust into which it aims to invest part of its profits back into the community for the development of health care, education and infrastructure.

"The life of the mine is finite; we would like our social responsibility initiatives to serve the local community into the future," says Nunn.

"This is not simply some kind of 'feel good' gesture; we believe we can make a meaningful contribution by empowering Tanzanians to minimise past disparities by bringing value back to its source," Nunn says.

Community development projects currently underway include the upgrading of a 14km road between Kilimanjaro International Airport and the Merelani Mining area and the advancement of the Nasinyai Primary School.

Tanzania offers political stability, investor-friendly policies and a progressive mining act.

Another leg of this transformation process is the development of the local skills base by employing 90% of locals in the first year of operation, and reaching a 95% local employee base within the next few years.

"We are confident many skills required to run the mine will be available within the Arusha/Moshi area. Over and above this, additional training and development will be initiated and motivated by senior management," explains Nunn.

Furthermore, health and safety standards at the mine are being developed along the guidelines of the National Occupation and Safety Association of South Africa, while an independent environmental impact assessment concluded that Afgem's presence in Tanzania would have an overall positive impact on the environment.

Having worked in various parts of sub-Saharan Africa, Afgem is no stranger to Africa but concedes that operating on the continent is arguably the biggest challenge facing the group. However, it will not operate in countries where it believes the risk is too great.

"Tanzania offers political stability, investor-friendly policies and a progressive mining act. Now that we have established a base and have been well accepted in Tanzania, we would certainly consider other projects there," states Nunn.

He reports that over the past five years, an estimated US$720m has been invested in Tanzania's mining sector, with investors flocking to take advantage of President Benjamin Mkapa's free enterprise policies. {INSERT_MEDIA path="/static/news2000/business/tanzanite.jpg" align=right}

To date, Afgem has invested about US$7.5m in the acquisition and capital expenditure at the Merelani project, with a total cost of development in the region of US$20m. Most of the work conducted thus far has been infrastructural. At present, Afgem is spending US$500,000 on developing a staff village, complete with catering facilities and an on-site shop.

A conservative valuation of the mine area indicates an ore resource of 50 million carats of gem quality tanzanite. Based on the mine plan that was developed in accordance with this valuation, the mine is set to reach full production in 2005 and will produce 1,5 million carats a year over the 19 year life of mine.

However, Afgem does believe that significant further potential exists.

By Janice Healing, I-Net Bridge

14-03-2001 ***Source: I-Net Bridge***

DIAMONDS & DOGS

Jamie Carr

Great jumping jockstraps, Batman, huge balls of steel have been sighted down at Crown Mines. HFO bet the farm on opening up the Free State gold fields; now a younger generation of Oppenheimers are showing the size of their trousers in proposing the second-largest public to private deal in history.

This is far from a fait accompli , requiring the consent of 75% of unrelated shareholders, and there will undoubtedly be attempts to raise the price, but on the surface it looks like a fair deal. There is no prospect of a bidding war, since attempts by any other suitor to get past first base would be repulsed by the iron bra strap of the cross-holdings, so the options available to shareholders are either to take the deal or to revert to the status quo ante.

Diamond analysts may complain bitterly as they contemplate a future covering Trans Hex and Afgem, but the institutions will make up their own minds. The deal is a bold move for Anglo, which is in effect hanging up its own chastity belt if it gets rid of the De Beers holding.

There must be some rapid sharpening of pencils going on at the KKRs of this world as they work out whether the grande dame of Main Street is still worth a tickle, so perhaps the real fun is yet to come.

Dog: Masterfridge

Masterfridge acts as a reminder to investors that its not just sexy, NewEconomy businesses that can blow their hard-earned cash with abandon. You dont get much more Old Economy than making cheap fridges, but sadly the company has followed former competitor Kelvinator down the tubes.

The market for white goods was expected to boom in line with Eskoms electrification programme, but you cant stiff consumers at the bottom end of the market with poor-quality product. Whirlpool and Defy should now clean up, and Masterfridges demise will be another blow to Swazilands tottering economy.

At least the pundits havent blamed cell phones, the lottery and the new casinos . Perhaps consumers dont need fridges if they spend 24 hours a day jamming coins into slot machines , pausing only to chat on the cell phone and drop some cash into the bottomless pit of the lottery.

But the writing was on the wall when Masterfridges most fragrant director, Bronwyn Phillips, won the Businesswoman of the Year award, which is well known to be more trouble than a voodoo curse. Companies should ban their leaderenes from going anywhere near this harbinger of doom .

09-02-2001 ***Source: Financial Mail***

Resources steam ahead, but may dip

The up-flip in the minor cycle of the **Overall** index came later than expected, but by the middle of last week, the daily plotting had shot up through all moving averages. Though overheated, it did not become overbought. Hardly surprising was the slight pull-back by the week's end.

Rather than shares, it was warrants that came in for demand, with resources and financials heading the list. Short-term market indicators are bullish, but take care because the future major trend plotting on the Cycle Trend plotting remains stubbornly down.

It was the **resources** group that led the way.

The good news is that though this minor upward cycle might fizzle out after a week or so, the Cycle Trend charts show there's a good chance that, after a dip, the major upward cycle will resume and end the year with a rosy glow.

In **mining** houses, Billiton attracted the most attention and looks set for further improvement. Anglo has been in super bull trend since April. It looks as if it might come off the boil for a while before continuing upwards. Illiquid and therefore overlooked Metorex looks promising in the short term.

Platinum looks set to continue its short-term rise, but the longer-term outlook is less promising. Leaders Angloplat and Implat flirted around new highs, but Barplats (controlled by Impala) recorded the best volumes. Unfortunately, demand pushed it into the overbought zone. In the longer term there's a possibility of it rising above 550c.

De Beers nudged into an overbought position before slightly dipping. The future cycle plotting points down but, if the price breaks through the triple top to reach 22 250c, there will be an upward count to 28 635c. Since its listing I've been watching coloured gemstone company Afgem. Defying market expectations, it turned in a good set of maiden results. It hasn't been quoted long enough to forecast its future moves. Afgem is a cheaper route into gem stones, but it's illiquid and unsuitable for short-term speculation.

Rocket-like **Sappi** took off and, though initially the rise might be bumpy, in the longer term the direction is upwards. If the price breaks through 5,460c, there's a possibility of it reaching 7,570c. **Energy** is due for another short-term up-kick.

In **financials**, banking shares began their minor upward cycle, but the major cycles continue to point downwards. Investec, Nedcor and Stanbic gained ground and Absa gave a short-term buy signal.

In financial services, Glenmib gave a short-term buy signal and looks as if it's in for a couple of good weeks. Tigon, which has been in a strong bull trend since June, looks set for a further spurt. There's a good possibility that Credcor may gain ground in the short term. Currently illiquid Credcor's second tranche of 1m shares will be issued soon after its September finals are released. PSG Investment Bank, where changes include TBB Holdings becoming a subsidiary, also looks set for a rise.

In **life insurance**, Metlife announced the appointment of some new non-executive directors and looks the most promising for the short term. The short-term insurance index looks set to improve in the longer term, but though some gained ground last week, none stood out as possible winners.

Industrials reflect the general market picture, up in the short term but down in the long term. Low-priced shares topped the volume-density and price-rise winners' lists, illustrating that traders rather than investors were out in force. But as many of these are illiquid, they are hardly suitable for quick in-and-out dealing.

We're used to the see-sawing of **information technology** shares against resources, so it's surprising that, though erratic, the Cycle Trend chart of the IT index points up for a short while, as does the Nasdaq.

The relative strength chart of the Resources against the IT index shows that the strength of Resources has broken upwards out of a channel in operation since May.

By Jean Temkin, Financial Mail

STOP WHINING ABOUT VOLATILITY

Jean Temkin

My New Years wish is that those presumably wet-behind-the ears financial commentators and fund managers stop complaining about the difficulties presented by the markets volatility. They must be youngsters because todays volatility is no worse than its been for decades. Certainly the numbers are higher, but its percentage rises and falls, not numbers, that result in profits and losses.

You can see that 2000s market (plotted here in log scale) was a lot less volatile than in many of the years since 1986.

Indications at the start of 2001 are good. In the closing week of 2000, the Overall index moved to a three-month high, pushed through a resistance level and the Cycle Trend chart moved into a buy position. But dont worry if you missed the initial rise because, unless something unexpected alters the status quo, the big off wont get going until towards the end of the month.

In individual groups, Im expecting industrials to continue dithering until near month-end. The possible exception is the IT sector, which might begin running ahead of the rest. In financials, the upturn in banks and life insurance is likely to begin earlier, hitting a peak towards the end of March.

The new year began with eyes fixed on the mining sector. During the quiet reporting season, precious-stone producers nosed their way into thin business pages. De Beers has gained control of Canadas Snap Lake diamond project and well soon hear news of its new retailing activities. Perhaps the decision to retail its own wares resulted from a slip in US jewellery sales in the run up to Christmas when, traditionally, half of all jewellery sales take place. But if US shoppers were like SA shoppers, gift buying was left to the last moment. De Beers has been slipping since mid-November, but Im expecting a reversal in mid-January.

If the price puts you off De Beers, take a look at Trans Hex, which has been in a strong bull trend since October. The share rose 76% from its October low to the December high, fell, then recovered on the announcement of the find of a 56-carat lightyellow diamond, about the size of a squash ball, at its Alexander Bay, Baken, operation. Cheaper still is Afgem, with its 75% stake in Merelani Mining, which owns the rights to mine a rare violet-blue gemstone, tanzanite. Afgem put on 50% between its record low in November and Christmas.

Palladium continued to smash through price records, but platinum remains in the US600-602 resistance area. Implats has taken over Canadian exploration company Platexco. It will combine Platexcos chief asset, the Winnaarshoek property in the Eastern Bushveld, with three adjacent properties over which it has mining rights. Fundamentals continue to look good for platinums, but Im having difficulty getting platinum charts to agree with each other and the lack of correlation makes me nervous. The only black spot is speculation that Russias main producer, Norilsk Nickel, will ship a large quantity of palladium to Japan in January.

In golds, Harmony shops till it drops. It has acquired Elandsrand and Deelkraal from AngloGold, has bought Canadian junior gold producer Bissett and is making a hostile bid for Gold Fields of Australia. In a new bull trend, Harmony put on 33% from November until year-end, but Im expecting it to ease back. Theres also a lack or correlation between gold and gold share forecasts gold down and shares sideways, then up.

Oil fulfilled its $23 downcount (it hit 22,97 on December 21) and began rising. Its too early to make new projections, but indications point upwards until early March. On the back of the euro, the rand gained strength against the dollar.

Pick n Pay enjoyed its biggest sales week to date in the run-up to the festive season. At one stage, the share leapt to a record high of 1390c and its still not quite overbought.

E-mail:jeantem@icon.co.za

05-01-2001 ***Source: Financial Mail***

Stop whining about volatility

My New Year's wish is that those presumably wet-behind-the ears financial commentators and fund managers stop complaining about the difficulties presented by the market's volatility.

They must be youngsters because today's volatility is no worse than it's been for decades. Certainly the numbers are higher, but it's percentage rises and falls, not numbers, that result in profits and losses.

You can see that 2000's market was a lot less volatile than in many of the years since 1986.

Indications at the start of 2001 are good. In the closing week of 2000, the Overall index moved to a three-month high, pushed through a resistance level and the Cycle Trend chart moved into a buy position.

But don't worry if you missed the initial rise because, unless something unexpected alters the status quo, the "big off" won't get going until towards the end of the month.

In individual groups, I'm expecting **industrials** to continue dithering until near month-end.

The possible exception is the **IT** sector, which might begin running ahead of the rest.

In **financials**, the upturn in banks and life insurance is likely to begin earlier, hitting a peak towards the end of March.

The new year began with eyes fixed on the **mining** sector.

During the quiet reporting season, precious-stone producers nosed their way into thin business pages. De Beers has gained control of Canada's Snap Lake diamond project and we'll soon hear news of its new retailing activities. Perhaps the decision to retail its own wares resulted from a slip in US jewellery sales in the run up to Christmas when, traditionally, half of all jewellery sales take place. But if US shoppers were like SA shoppers, gift buying was left to the last moment. De Beers has been slipping since mid-November, but I'm expecting a reversal in mid-January.

If the price puts you off De Beers, take a look at Trans Hex, which has been in a strong bull trend since October. The share rose 76% from its October low to the December high, fell, then recovered on the announcement of the find of a 56-carat light-yellow diamond, about the size of a squash ball, at its Alexander Bay, Baken, operation. Cheaper still is Afgem, with its 75% stake in Merelani Mining, which owns the rights to mine a rare violet-blue gemstone, tanzanite. Afgem put on 50% between its record low in November and Christmas.

Palladium continued to smash through price records, but platinum remains in the US600-602 resistance area.

Implats has taken over Canadian exploration company Platexco. It will combine Platexco's chief asset, the Winnaarshoek property in the Eastern Bushveld, with three adjacent properties over which it has mining rights. Fundamentals continue to look good for platinums, but I'm having difficulty getting platinum charts to agree with each other and the lack of correlation makes me nervous. The only black spot is speculation that Russia's main producer, Norilsk Nickel, will ship a large quantity of palladium to Japan in January.

In golds, Harmony shops till it drops. It has acquired Elandsrand and Deelkraal from AngloGold, has bought Canadian junior gold producer Bissett and is making a hostile bid for Gold Fields of Australia. In a new bull trend, Harmony put on 33% from November until year-end, but I'm expecting it to ease back. There's also a lack or correlation between gold and gold share forecasts - gold down and shares sideways, then up.

Oil fulfilled its 23 downcount (it hit 22,97 on December 21) and began rising. It's too early to make new projections, but indications point upwards until early March. On the back of the euro, the rand gained strength against the dollar.

Pick 'n Pay enjoyed its biggest sales week to date in the run-up to the festive season. At one stage, the share leapt to a record high of 1 390c and it's still not quite overbought.

By Jean Tomkin, writing for Financial Mail

03-01-2001 ***Source: I-Net Bridge***

Afgem steps up its project in Tanzania

Demand for coloured gemstones is strong just before the Christmas season, though tanzanite demand exceeds supply

AFRICAN Gem Resources (Afgem), the recently listed tanzanite mining and marketing group, says it has made progress in the development of its Merelani mining project in Tanzania, in the exploration and development of its tanzanite mine.

The group was also considering moving forward with negotiations for options on certain properties in the mine's vicinity.

Afgem listed on the JSE Securities Exchange (JSE) on August 8, raising R110m for its mining project. About 39% of its shares are listed, with another 37% owned by its directors and 24% by the Industrial Development Corporation.

The core of the group's assets is its 75% stake in Merelani Mining, a Tanzanian company that owns the rights to mine tanzanite, a rare violet-blue precious gemstone.

The other 25% interest in Merelani is held by the Tanzanian government. The gemstone is found in Block C of the Merelani region of Tanzania.

This area represents twothirds of the world's known tanzanite reserves.

In a year-end update to shareholders, Afgem said early indications from its exploration activities were that further tanzanite payshoots existed in its Merelani project, although this had not yet been proved.

Based on the interpretation of satellite imagery commissioned by the group, covering approximately 500 square kilometres in the vicinity, as well as on preliminary geological observations, Afgem had identified target areas for further investigation.

Prospecting licence applications were currently being processed, the group said.

The group said the development of the main tanzanite mine continued well. However, it warned that if heavy rains continued, there was a possibility that delays could occur.

However, this would not affect the group's 2001-02 production expectations. The official opening of the mine was expected in April 2001, although Afgem was awaiting dates from the office of President Mkapa before finalising the official date.

Regarding the market for tanzanite, Afgem said that demand for coloured gemstones generally remained strong in the lead-up to the Christmas season, with demand for tanzanite still exceeding supply.

Afgem had struggled to fulfil orders, primarily due to teething problems with its cutting and polishing facilities.

However, these initial hurdles had largely been overcome, and the Johannesburg facility had been expanded with new cutters and various stages of completing training.

Afgem had implemented a "soft launch" of branded tanzanite through the release of limited quantities to a few distributors in the US and Japan.

The initial response had been positive, and a successful full launch was anticipated during the first half of 2001.

20-12-2000 ***Source: Lynn Bolin Business Day 1st Edition***

Afgem sees strong seasonal demand

African Gem Resources (Afgem), the recently listed tanzanite mining and marketing group, says it has made progress in the development of its Merelani mining project in Tanzania in its exploration and the development of its tanzanite mine.

The group was also considering moving forward with negotiations for options on certain properties in the mine's vicinity.

Afgem listed on the JSE Securities Exchange (JSE) on August 8, raising R110m for its mining project. Approximately 39% of the group's shares are listed, with another 37% owned by its directors and 24% by the Industrial Development Corporation (IDC).

The core of Afgem's assets is its 75% stake in Merelani Mining, a Tanzanian company that owns the rights to mine tanzanite, a rare violet-blue precious gemstone, in Block C of the Merelani region of northern Tanzania.

This area represents two-thirds of the world's known tanzanite reserves. The other 25% interest in Merelani is held by the Tanzanian government.

In a year-end update to shareholders, Afgem said early indications from its exploration activities were that further tanzanite payshoots existed in its Merelani project, although this had not yet been proved.

Based on the interpretation of satellite imagery commissioned by the group, covering approximately 500 square kilometers in the vicinity of Merelani, as well as on preliminary geological observations, Afgem had identified target areas for further investigation.

Prospecting license applications were currently being processed.

The group said the development of the main tanzanite mine continued well. However, it warned, if heavy rains continued, there was a possibility that delays could occur.

This would not affect the group's 2001-02 production expectations. The official opening of the mine was expected in April 2001, although Afgem was awaiting dates from the office of President Mkapa before finalising the official date.

Regarding the market for tanzanite, Afgem said demand for coloured gemstones remained strong in the lead-up to the Christmas season, with demand for tanzanite still exceeding supply. Afgem had struggled to fulfill orders, primarily due to teething problems with its cutting and polishing facilities.

However, these initial hurdles had largely been overcome, and the Johannesburg facility had been expanded with new cutters and various stages of completing training.

Afgem had implemented a "soft launch" of branded tanzanite through the release of limited quantities of the gem to a select few distributors in the US and Japan, the group revealed.

The initial response had been positive, and a successful full launch was anticipated during the first half of 2001.

The group also continued to pursue actively the equity involvement of a strategic partner that would add value to the company's growth strategy, it said.

By Lynn Bolin, I-Net Bridge

19-12-2000 ***Source: I-Net Bridge***

AFG: Feedback to Afgem shareholders

Merelani Tanzanite project - year-end update

Exploration

Early indications are that further Payshoots exist, although this has not yet been proved. A Second horizon has also been identified, but has yet to be proven. The existence of further Payshoots and a second horizon would increase Afgem`s Tanzanite resource.

Based on the interpretation of satellite imagery commissioned by Afgem, covering approximately 500km square in the vicinity of Merelani, as well as preliminary geological observations, Afgem has identified target areas for further investigation. Prospecting License applications are currently being processed.

Afgem is also considering moving forward with negotiations for options on certain properties in the present mine`s immediate vicinity.

Mine development

The development of the mine continues well, however if heavy rains continue, there is a possibility that certain delays may occur, although these should not effect 2001/2002 production expectations. Afgem is awaiting dates from the office of President Mkapa before finalizing the official opening, which is expected in April.

Trends

Coloured gemstones have continued to enjoy strong demand leading up to the christmas season. Blue remains the favorite colour with demand for Tanzanite still exceeding supply.

Whilst demand for Tanzanite has been strong, Afgem has struggled to fulfil orders, primarily due to teething problems with its cutting and polishing facilities. However, these initial hurdles have largely been overcome and the Johannesburg facility has been expanded with new cutters at various stages of completing training.

The Tanzanite foundation

Afgem has implemented a soft launch of branded Tanzanite through the release Of Limited quantities to a select few distributors in the us and japan. Initial response has been positive, and a successful full launch is anticipated during the first half of 2001.

Strategic partner

As noted in the interim results, Afgem continues to actively pursue the equity involvement of a strategic partner who would add value to the company`s growth strategy.

Community development - Afgem Tanzania

Afgem is now 50% complete with its upgrading project for the Kilimanjaro airport - Merelani village access road. The company is also in the final stages of evaluating clinic, school and church projects.

Employment equity

Afgem has completed the development of its employment equity policy and skills development programme, in accordance with government`s requirement, both of which will be implemented in the first quarter of 2001.

Produced by: Sharifa Walburg 18-12-2000 17:04 SENS

RESOURCES STEAM AHEAD BUT MAY DIP

Jean Temkin

The up-flip in the minor cycle of the Overall index came later than expected, but by the middle of last week, the daily plotting had shot up through all moving averages. Though overheated, it did not become overbought. Hardly surprising was the slight pull-back by the weeks end. Rather than shares, it was warrants that came in for demand, with resources and financials heading the list. Short-term market indicators are bullish, but take care because the future major trend plotting on the Cycle Trend plotting remains stubbornly down.

It was the resources group that led the way. The good news is that though this minor upward cycle might fizzle out after a week or so, the Cycle Trend charts show theres a good chance that, after a dip, the major upward cycle will resume and end the year with a rosy glow.

In mining houses, Billiton attracted the most attention and looks set for further improvement. Anglo has been in super bull trend since April. It looks as if it might come off the boil for a while before continuing upwards. Illiquid and therefore overlooked Metorex looks promising in the short term.

Platinum looks set to continue its shortterm rise, but the longer-term outlook is less promising. Leaders Angloplat and Implat flirted around new highs, but Barplats (controlled by Impala) recorded the best volumes. Unfortunately, demand pushed it into the overbought zone. In the longer term theres a possibility of it rising above 550c.

De Beers nudged into an overbought position before slightly dipping. The future cycle plotting points down but, if the price breaks through the triple top to reach 22250c, there will be an upward count to 28635c. Since its listing Ive been watching coloured gemstone company Afgem. Defying market expectations, it turned in a good set of maiden results. It hasnt been quoted long enough to forecast its future moves. Afgem is a cheaper route into gem stones, but its illiquid and unsuitable for short-term speculation.

Rocket-like Sappi took off and, though initially the rise might be bumpy, in the longer term the direction is upwards. If the price breaks through 5460c, theres a possibility of it reaching 7570c. Energy is due for another short-term up-kick.

In financials, banking shares began their minor upward cycle, but the major cycles continue to point downwards. Investec, Nedcor and Stanbic gained ground and Absa gave a short-term buy signal.

In financial services, Glenmib gave a short-term buy signal and looks as if its in for a couple of good weeks. Tigon, which has been in a strong bull trend since June, looks set for a further spurt. Theres a good possibility that Credcor may gain ground in the short term. Currently illiquid Credcors second tranche of 1m shares will be issued soon after its September finals are released. PSG Investment Bank, where changes include TBB Holdings becoming a subsidiary, also looks set for a rise.

In life insurance, Metlife announced the appointment of some new non-executive directors and looks the most promising for the short term. The short-term insurance index looks set to improve in the longer term, but though some gained ground last week, none stood out as possible winners.

Industrials reflect the general market picture, up in the short term but down in the long term. Low-priced shares topped the volume-density and price-rise winners lists, illustrating that traders rather than investors were out in force. But as many of these are illiquid, they are hardly suitable for quick in-and-out dealing.

Were used to the see-sawing of information technology shares against resources, so its surprising that, though erratic, the Cycle Trend chart of the IT index points up for a short while, as does the Nasdaq. The relative strength chart of the Resources against the IT index shows that the strength of Resources has broken upwards out of a channel in operation since May.

E-mail:jeantem@icon.co.za

10-11-2000 ***Source: Financial Mail***

CSIR Miningtek: Mining News Overview: 31 October - 5 November 2000

1. **News highlights**

- Sexwale chairman of Northam
- AngloGold posts disappointing results
- Shock at reappointment of Brett Kebble

2. **Mines & Mining companies in the news this week:**

Company	Issue	Source(s)
Aflease	Aflease reported a 49.2 % quarter-on-quarter drop in operating profit and a 79 % plunge in earnings for the three months to September 30, due to higher operating costs, interest charges, equipment problems and increased fuel bills.	N 01/11
African Gem Resources	Afgem has reported healthy results (share earnings of R4,95c) during its first report-back as a publicly listed company.	BD 31/10
Anglo Gold	AngloGold has posted a 1.7 % increase in gold production for the quarter ended September 30, but increased costs and spending on exploration and corporate activities, together with lower income from associates, saw headline earnings decline 11.3 % to 55 US cents from 62 cents. Chief Executive Bobby Godsell has called for a regrouping of South Africa?s vast reefs, to reap enormous advantages in cost cutting and production, but he does not envisage one company controlling the bulk of the country?s output. AngloGold has suggested it could cut future dividends to fund capital expenditure.	N 30/10 S 31/10 C 30/10 BD 31/10 C 31/10
Angloplat	Protracted industrial action and a possible slowdown will not stop Angloplat from posting a record profit for the financial year to end December.	BD 01/11
Barplats	Barplats Investments rose sharply as small time punters climbed into a cheap share on radio commentary that it offered value in an expensive Rand-hedge sector.	BD 05/10
Billiton	Shares in Billiton jumped as high as 285 cents to R29.10 on rumours that Remgro is looking to sell its 8 % stake in the UK mining and base metals group. Shares in Billiton leapt by 11.24 % following the lead of the world?s largest aluminium producer Alco, which experienced a strong bull run. Billiton has launched the country?s first detailed data bank for small, micro and medium enterprises to help the government and private sector locate sustainable small business ventures. The expansion project at Billiton?s Cero Matoso nickel mine and ferro nickel smelter in Colombia is ahead of schedule, with the first metal	N 01/11 S 01/11 S 01/11 N 02/11

De Beers	De Beers has been asked by Belgian regulatory authorities for more information concerning its offer for a 40.1 % stake in Ashton Mining of Australia. De Beers has extended its offer for control of Ashton as heel dragging by Australian regulators postponed a final vote on De Beers offer by Ashton?s shareholders.	N 30/10 BD 31/10 ST 03/11
DRD	DRD shares shed R35c to a new low of R580c, due to a R22 million drop in operating profit in the September quarter, the departure of chief executive Mike Prinsloo, and a potential loss of US$10 million from misadventures in Australia.	ST 05/11
Gold Fields	Gold Fields is considering the viability of a gold-from-waste project on the West Witwatersrand Basin, which would cost the company about R500 million. The JSE suspended trading in the securities of Gold Fields of SA, saying that GFSA had completed its six months in the ?cash companies? sector.	S 30/10 ST 05/11
Harmony	Harmony shares climbed sharply on the JSE gaining 7,45 % to close at R31.	S 02/11
Iscor	The Eastern Cape government is considering a proposal by steel giant Iscor to mine pristine sand dunes on the Wild Coast, threatening the country?s last ?living? river estuary and the southernmost mangrove swamp in the world.	MG 03/11
President Steyn	PS!Gold posted solid results for the quarter to September 31, producing 1 318 kg of gold at a cash cost of $213 an ounce.	S 03/11
Western Areas	Analysts have expressed shock at the reappointment of Brett Kebble as chief executive of gold producer Western Areas Ltd, particularly in the light of the ongoing investigation into the company.	N 30/10

BD - Business Day
S - Star
FM - Financial Mail
FT - Finansies & Tegniek
ST - Sunday Times
N - netAssets news
So - Sowetan
MW - Mining Weekly
C - Citizen
MG ? Mail and Guardian

3. Economic overview

Gold being out of fashion with speculators and investors was highlighted by the fact that news which would ordinarily have shocked the metal price in either direction is now greeted with disturbing listlessness. Forecasters range trading around current levels for gold, with little respite from the drudgery of the $10 range.

Demand for rough diamonds continues to be strong and in line with expectations, but reverberations from US stock market jitters may have a negative effect on the precious stones in the short term.

The blocking by the South African government of the proposed merger between Gold Fields and Franco Nevada represents a serious setback to gold industry consolidation.

SA platinum shares and the JSE?s platinum index soared on strong volumes due to a combination of good fundamentals for the sector and media reports out of the UK that Russian supplies of palladium could be lower than originally thought.

4. International News

Nothing to report.

5. NUM, Trade Unions and Human Resource Issues

Nothing to report.

6. Safety & Health

A locomotive driver was killed when a truck and a tram collided underground at the Bafokeng Rasimone platinum mine.

7. New Technology

Nothing to report.

9. General

Nothing to report.

10. Who goes where / Personalia

Tokyo Sexwale has been appointed chairman of South African platinum producer Northam Platinum Ltd, following the retirement of Alan Wright.

Barrie Parker has been appointed operating general manager of AngloGold Australasia.

For more information on CSIR Miningtek, click here.

Copyright © CSIR Miningtek, 2000

07-11-2000 ***Source: I-Net Bridge***

AFGEM DIAMONDS
CAPITAL PUNISHMENT

Ord price: 225c

Market value R244m

Div yield:

12-month high, 400c;

PE ratio: 45,4. Sector PE: 9,0

Low, 170c

SixTurn-OperatingPre-taxHeadlineDividend

monthsoverprofitprofitEarningsper share

to RmRmRmper share (c)(c)

*Feb008,5(0,009)1,51,5

Aug 0011,54,87,15,0

% chge35,3n/a373,0233,0

Trading began in August this year

*12-month accounting period.

Operationally its been a good three months for Afgem since the company listed at the beginning of August. However, its been a financial nightmare for shareholders. The stock was listed at 400c, which was clearly way too high. The placing raised R26m less than the hoped-for R122m and the share responded by promptly collapsing to 170c. It has since recovered but it still gets hit on any strength through profit taking by investors holding 15m shares acquired in the earlier stages of development ahead of the listing. It seems that plans may be afoot to find a strategic partner to buy up these shares.

03-11-2000 ***Source: Brendan Ryan Financial Mail***

Afgem sees EPS rocket 240%

Newly listed South African gemstone company African Gem Resources Ltd (Afgem) has posted earnings per share of 4.95 cents for the six months to August 31 compared to 1.47 cents for the 12 months to February 29.

The company did not provide comparable six-month earnings for the previous year as it only listed on the Johannesburg Stock Exchange (JSE) in early August.

Attributable income came in at R5.37m, up almost 420% from R1.034m in the 12 months to February 29, while gross margins rose 137% to R9.931m from R4.176m.

Afgem noted in a statement accompanying its results that the precious stone Tanzanite continued to enjoy growing popularity in the US and elsewhere, "with insufficient supply placing upward pressure on prices."

It added that besides the US, a revival in demand from Japan was fuelling continued growth of the coloured gemstone market, and concerns around so-called "conflict diamonds" represented "considerable further upside potential."

According to Afgem the US was the biggest market for its stones, accounting for 43% of sales, followed by Africa with 37%, Asia 18% and Europe 2%.

Recent demand for emeralds has caused prices to increase by as much as 15%, with demand for sapphire and ruby still strong, Afgem added.

These products would remain the focus for its growth strategy going forward, it added.

However, the company noted in a statement accompanying its results that the share price had disappointed since listing and it was seeking the equity involvement of a strategic partner "that will add value to the company's growth strategy."

Since listing on August 8 at R4.00 a share, Afgem has been in steady decline, closing Monday at R2.24, or 44% lower.

In a review of its operations the company said its Merelani Tanzanite project in northern Tanzania continues to be the primary focus and is scheduled to open in March 2001.

The project license area represents two-thirds of the world's known reserves of Tanzanite, with an existing wholesale market of approximately $150 million, it added.

But it said that since listing it had been exposed to other potential coloured gemstone projects within Sub-Saharan Africa.

"In keeping with its strategy of remaining risk-averse, selected projects are currently in the initial stages of evaluation," it said.

On the beneficiation front, Afgem said it had made significant strides towards achievement the objectives set for its cutting and polishing division.

These included the installation and commissioning of 15 cutting and polishing benches in Johannesburg, and a further 12 in Bangkok, Thailand.

The group's marketing strategy has been refined, to encompass sales, branding and the Internet, as well as to incorporate downstream elements, such as advertising and promotions.

Sales for the second half of the year were expected to be substantially greater than the first half, mainly due to increased cutting and polishing capacity, Afgem added.

The group has applied to the JSE for the renaming of the Diamonds: Mining Resources sector to Diamonds and Gems: Mining Resources sector, and it is expected that the name change will take effect in the first quarter of 2001.

Afgem's long-term liabilities decreased to R3.175m as at August 31 from R12.175m at the end of amounting to R9m.

The balance outstanding would be settled out of the annual gross profit at 5% per annum for five years subject to a minimum payment of $100,000 per annum, from the first year full-scale mining operations commence.

By I-Net Bridge

31-10-2000 ***Source: I-Net Bridge***

Healthy Afgem results exceed expectations

Earnings a share of 4,95c reported for six months to end August

AFRICAN Gem Resources (Afgem), the listed coloured gemstone company, has defied market expectations and come out with healthy results during its first report-back as a publicly listed company.

For the six months to end August 2000, Afgem reported earnings a share of 4,95c.

However, the company had only traded as a listed entity for about three weeks and revenue generation was largely from its time as an unlisted company.

Earnings compared strongly, though, to the full year results to February 29, when Afgem showed earnings a share of 1,47c.

The company said it would be more than happy to post the same earnings number for its full year, but would not make any forwardlooking statements.

Afgem said that all was on track for mining to commence officially in March next year. Development of the mine in Tanzania was within budget and on schedule.

The company had planned to raise R110m when it approached the market. But difficult trading conditions meant that only R84m could be raised. Debt financing has been in place to bridge the shortfall, should it be needed. Afgem said that it had revisited its numbers and would try to work on the lower budget without compromising any part of the developments of the company.

The group has reiterated its commitment to expanding the market for tanzanite, through advertising campaigns and linkages with its development partners.

These market developments should ensure demand for the product, which already outstripped supply, should continue.

The group has also further enhanced its beneficiation activities and should be generating revenue from polishing and cutting of stones in the future.

Afgem said the drop in its share price to 224c (the group listed at 400c) was partly because some investors, who had bought in before the listing, had sold their holdings.

Afgem said it saw the price drop as a challenge and had not excluded bringing on strategic partners who could take up to 10% of the equity to stabilise the share price.

- Interim results for the six months to end-August"

31-10-2000 ***Source: I-Net Bridge***

Business in Brief

FIVE directors, including the financial director, have quit Accord Technologies in the wake of a R29m clash with the SA Revenue Service (SARS). Accord has traded at a loss for the past six months.

AFRICAN Gem Resources (Afgem), the JSE-listed coloured gemstone company, has defied market expectations and come out with healthy results during its first report-back as a publicly listed company.

GLOBAL insurance broker Willis Group, one of the top three insurance broking and risk-management groups, has re-entered SA through the acquisition of a local company. UK-based Willis has bought a controlling stake in the Sandton-based Floyd & Associates for an undisclosed amount.

SECURITY experts say it is increasingly likely that industrial espionage was behind the recent hacker attack on Microsoft's computer network.

SA BREWERIES (SAB) has entered into a joint venture with a group of black businessmen in Namibia in what is seen as a bid to convince the Namibian government to allow it to set up a brewery in the north.
31-10-2000 ***Source: I-Net Bridge***

BUSINESSDAY
NEWS - INFORMATION - ANALYSIS

MIND YOUR BUSINESS
CIBS

Healthy Afgem results exceed expectations

Earnings a share of 4,95c reported for six months to end August

AFRICAN Gem Resources (Afgem), the listed coloured gemstone company, has defied market expectations and come out with healthy results during its first report-back as a publicly listed company.

For the six months to end August 2000, Afgem reported earnings a share of 4,95c.

However, the company had only traded as a listed entity for about three weeks and revenue generation was largely from its time as an unlisted company.

Earnings compared strongly, though, to the full year results to February 29, when Afgem showed earnings a share of 1,47c.

The company said it would be more than happy to post the same earnings number for its full year, but would not make any forwardlooking statements.

Afgem said that all was on track for mining to commence officially in March next year. Development of the mine in Tanzania was within budget and on schedule.

The company had planned to raise R110m when it approached the market. But difficult trading conditions meant that only R84m could be raised. Debt financing has been in place to bridge the shortfall, should it be needed. Afgem said that it had revisited its numbers and would try to work on the lower budget without compromising any part of the developments of the company.

The group has reiterated its commitment to expanding the market for tanzanite, through advertising campaigns and linkages with its development partners.

These market developments should ensure demand for the product, which already outstripped supply, should continue.

The group has also further enhanced its beneficiation activities and should be generating revenue from polishing and cutting of stones in the future.

Afgem said the drop in its share price to 224c (the group listed at 400c) was partly because some investors, who had bought in before the listing, had sold their holdings.

Afgem said it saw the price drop as a challenge and had not excluded bringing on strategic partners who could take up to 10% of the equity to stabilise the share price.

Oct 31 2000 12:00:00:000AM Ilja Graulich Business Day 1st Edition

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Ba

Healthy Afgem results exceed expectations

Earnings a share of 4,95c reported for six months to end August

AFRICAN Gem Resources (Afgem), the listed coloured gemstone company, has defied market expectations and come out with healthy results during its first report-back as a publicly listed company.

For the six months to end August 2000, Afgem reported earnings a share of 4,95c.

However, the company had only traded as a listed entity for about three weeks and revenue generation was largely from its time as an unlisted company.

Earnings compared strongly, though, to the full year results to February 29, when Afgem showed earnings a share of 1,47c.

The company said it would be more than happy to post the same earnings number for its full year, but would not make any forwardlooking statements.

Afgem said that all was on track for mining to commence officially in March next year. Development of the mine in Tanzania was within budget and on schedule.

The company had planned to raise R110m when it approached the market. But difficult trading conditions meant that only R84m could be raised. Debt financing has been in place to bridge the shortfall, should it be needed. Afgem said that it had revisited its numbers and would try to work on the lower budget without compromising any part of the developments of the company.

The group has reiterated its commitment to expanding the market for tanzanite, through advertising campaigns and linkages with its development partners.

These market developments should ensure demand for the product, which already outstripped supply, should continue.

The group has also further enhanced its beneficiation activities and should be generating revenue from polishing and cutting of stones in the future.

Afgem said the drop in its share price to 224c (the group listed at 400c) was partly because some investors, who had bought in before the listing, had sold their holdings.

Afgem said it saw the price drop as a challenge and had not excluded bringing on strategic partners who could take up to 10% of the equity to stabilise the share price.

31-10-2000 ***Source: Ilja Graulich Business Day 1st Edition***

RESOURCES STOCKS KEEP THE MARKET GOING

Jean Temkin

If it had not been for resources stocks, last weeks market would have made little headway. Trading volumes that have dwindled over the past few weeks have left brokers frowning over their bottom-line figures.

As the chart shows, while the plotting of the Overall continues in the upward channel that has been in operation since April, the Demand index has begun to turn down, and the Cycle Trends chart indicates a levelling off for the next month or so. The Industrial index shows a similar pattern but its Demand index is falling faster. Financials, which have gained some ground since the start of the month, may have a little further to go as demand is still rising. The Resources index is flirting around an overbought level, but demand is still strong. Charts foretell a short-term hiccup, followed by a further rise that will hit its peak around mid-September.

Well done De Beers, and well done investors who climbed aboard its gravy train shortly after its April dip. The charts tell me that its touching the overbought level, but may have another upwards push before plodding sideways or easing. As we hear that it was the US luxury goods market that can be thanked in part for De Beers super set of figures, take a look at Afgem. Afgem has the rights to mine tanzanite in Block C of the Merelani mining area in northeastern Tanzania, the only place on earth that its found. It will be worked out in about 19 years. I read that this lovely stone is a wow in the US where its achieved sales of about US400m. Afgem is too newly listed to conduct chart readings. Its main disadvantage is that the share is tightly held and therefore illiquid.

Platinums are dithering around at an overbought level but, again after a hiccup, have further to go. Precious metal analyst Yukuji Sonoda at Japanese brokerage Daiichi Commodities predicts a shortfall in platinum of 37,3t this year. Through Amplats throwing in some of its mineral rights, Kroondal is expected *to increase production from 100000oz in the next 18 months to 300000oz. Amplats is already committed* to expanding production from 2moz to 3,5moz over the next six years. Amplats is edging off an overbought position but Kroondal is very overbought at the 2180c weeks close. Implats, which expects a 75% earnings improvement, is already on its way down but likely to improve by month-end.

Though the rand and dollar prices of gold dipped and shares lost ground at the end of the week, the upward thrust of the index- plotting through all moving averages is encouraging. Though their volumes were nothing to get excited about, Durban Deep, Gold Fields and Western Areas improved well. It was Harmony that attracted the most attention with volume figures at their best since February.

The bugbear in the rest of the market remains the spin-off effects of the higher oil price. While predicting that it will pump at least 500000 more barrels a day, Centre for Global Energy Studies chief economist Leo Drollas says if Opec doesnt, the oil price could rise to $40/barrel in New York and 35 in London by year-end.

This is in line with the $39,8/barrel projection made from a broken spread triple top on the point-and-figure chart. If these indicators are right, the higher-than-expected July Consumer Price index rise of 5,9% will look meagre compared with the December figure.

Frantic demand for Gensec ahead of Sanlams R37 a share offer pushed its price to 3475c. Amlac, which was under investigation by the JSE in July, saw its price hit 540c last week. Amaps put on 23% on strong demand.

Telkoms about-face on an agreement to provide Cable & Wireless with international lines is costing the country millions in foreign investment. A peeved Telkom claims that private network operators offer services that flaunt its monopoly, so is refusing to provide extra bandwidth. This monopoly cant end soon enough.

E-mail:jeantem@icon.co.za

25-08-2000 ***Source: Financial Mail***

CSIR Miningtek: Mining News Overview: 7 - 13 August 2000

1. News highlights

- A shining gold sector helps the market to end on a positive note
- Mines are preparing to fight the new law
- Gold jewellery is regaining its place in the fashion stakes
- Females, working underground in Welkom, appear to have been accepted within the environment
- An end to Anglo's iron age

2. Mines & Mining companies in the news this week:

Company	Issue	Date
Afgem	African Gem Resources (Afgem) made its debut on the Johannesburg Stock Exchange's diamond sector.	N 08/08
	Afgem's Tanzanite deposits accounts for two thirds of the world's mineable reserves. The stones are a thousand times scarcer than diamonds. The exclusivity of the stones will form the cornerstone of Afgem's marketing drive to increase demand for the stones.	S 08/08
Alexcor	The state owned diamond mine Alexcor, has managed to turn around its R65m net debt position at the end of 1999 financial year to record profits of more than R500 000 per month.	S 11/08
Anglo American	According to Leslie Boyd, executive vice chairman, Anglo may be attracted to Iscor's mining assets if Iscor unbundled.	S 08/08
	Anglo's decision to retire from the bidding for Australian iron ore producer North is seen as an indication that Anglo does not have the intention to be a big player in the iron industry.	BD 11/08
Ashton Mining	Ashton Shares surged 6,8% when investors punted on the possibility that a higher bid, than the De Beers takeover bid, could be on the table.	BD 07/08 S 07/08 S 08/08 S 11/08
Billiton	Billiton and Chile's state owned Codelco (the world's largest copper producer) said they planned to invest $200m over six years in a bio-leaching joint venture.	C 10/08
De Beers	Another dispute between the diamond group and the government diamond valuator, over the pricing of rough stones, has led to the diamond exports from South Africa being halted for the third time in 18 months.	BD 07/08
Kroondal	The junior platinum producer is to create a new class of traded options following the proposed merger with Aquarius Platinum, dispelling fears	N 11/08 BD 11/08

	that option holders would be left high and dry in the wake of the offer. Aquarius is listed on the Australian Stock Exchange.	
Lonrho	A bleak picture is being painted for the company's prospects. Financial results are down, the chief executive, Mark Newman has stepped down due to ill health and there are few signs of recovery in the geographical areas in which the firm operates.	C 11/08
Petmin	Petra Mining, the junior listed gold mining group, attracted further investor interest when it delivered on promises made in March, turning a 4,5 percent increase in net profit to R11, 7m for the June quarter.	S 08/08 BD 08/08
Rio Tinto	Nippon Steel denied a report claiming Japanese partners of North had threatened legal action if Rio Tinto failed to build a railway line in Western Australia after it completed its $3bn takeover of North.	S 10/08
Western Areas	Placer Dome's bid for Western Areas' 50% stake in their joint venture, was terminated due to price issues.	S 11/08

BD - Business Day
S - Star
FM - Financial Mail
FT - Finansies & Tegniek
ST - Sunday Times
N - netAssets news
So - Sowetan
MW - Mining Weekly
C - Citizen

3. Economic overview

The Johannesburg Stock Exchange closed Friday's session firmer on a good close in the gold sector. The all gold index was the star performer, climbing 1.79%. Anglos rose R8.20 to R364 and AngloGold advanced R2 to R280.

4. Environment

Nothing to report.

5. International News

Nothing to report.

6. NUM, Trade Unions and Human Resource Issues

Gray Security recently acquired Gold Fields Security. Gray will now be responsible for security at mines in Mpumalanga, Northern Cape and North West.

A group of women, employed at Anglo's Welkom mines, go underground everyday to perform jobs rated amongst the most dangerous in the world. They are employed as geologists, winding engine drivers, onsetters and belt attendants - all of which were previously considered man's work.

Minerals and Energy Minister Phumzile Mlambo-Ngcuka has ordered a probe into reports of illegal diamond imports by inspectors from the department's Diamond Board.

7. Safety & Health

Nothing to report

8. New Technology

Nothing to report

9. General

Gold's share of the jewellery market was eroded by the popularity of white metals but according to the World Gold Council, the fashion trend is swinging back to the yellow metal.

The Minerals Development Bill, which evolved from the government's Mining and Minerals Policy, is due to be released for public comment in late September. Ahead of the release De Beers MD, Gary Ralfe, is reported to have said that De Beers is seeking a major overhaul of the regulatory framework that governs SA's diamond industry. De Beers is also wants to see transparency and fairness in the administration of mining rights as well as security of tenure for mining licenses.

10. Who goes where / Personalia

Mark Newman, CEO for Lonrho, has stepped down due to ill health.

For more information on CSIR Miningtek, click here.

Copyright © CSIR Miningtek, 2000

15-08-2000 ***Source: I-Net Bridge***

JSE ends firmer in range-bound trade

THE Johannesburg Stock Exchange (JSE) ended firmer on Tuesday after a range bound day, buoyed by resurgent resources and gold sectors. The exchange initially opened up on the rebound seen in US markets then slipped down on the back of Asian and European markets before the resources sector pushed the market back into positive territory by the close.

At 4pm, the benchmark all-share index was 0,47% higher and the industrial index gained 0,17%, the financial index was down 0,5%, the resources index soared 1,39%, the all-gold index climbed 0,54% and the information technology index declined 0,59%.

"There was little focus on prices today with the market range bound. Luxury goods producer Richemont accounted for about 12% of today's value traded. Being a public holiday on Wednesday investors don't want to go two Dow sessions carrying a position. The rally in the resources sector was the main feature. Outside the resources sector the market was range bound," an equities dealer said.

"The Afgem listing today was a disappointment," he said.

In the news, a consortium of six companies including SA investment house Allan Gray, which in total has a 53% stake in listed SA agribusiness OTK, is set to reconstitute OTK's board. OTK's share price on the JSE rose 5,63% to R4,50 on Tuesday.

In the resources sector, Anglos added R7 to R343, De Beers was R3,60 better at R172,80 and Billiton climbed 15c to R26,45.

In the IT sector, Didata fell 20c to R58,80, Datatec was R2,60 lower at R5, Ixchange rose 15c to R12,75 and Comparex fell 20c to R9,70. Among industrial stocks Richemont added 80c to R200, SAB was 10c higher at R48,60 and Remgro was 20c higher at R64,20.

In the retail sector, Pick n Pay climbed 20c to R11,85 and Woolworths was 4c better at R3,22. Among financial stocks, Stanbic fell 30c to R27,50, Nedcor was R1 higher at R150 and Sanlam increased 4c to R8,10.

Leisure company Kersaf rose to a high of R32,40 from a previous close of R32. Stocks to fall to lows on Tuesday were: Appleton, which slipped 11,43% to R2,95 and Mustek, which plunged R2,20 to 7,76%.

US stocks rose on Monday amid optimism that the Federal Reserve would not boost interest rates at its meeting later this month.

Investors also bid up stocks that are expected to report earnings this week, in anticipation of good results.

The Nasdaq closed up 75,63 points, or 2%, to 3 862,99 and the Dow Jones industrial average added 99,26 points, or 0,92%, to 10 867,01. The S&P 500 gained 16,39 points, or 1,12%, to 1 479,32. Asian markets were weaker with the Tokyo Nikkei 225 closing at 15 820,11, down 182,60 points from its previous close.

In Hong Kong, the Hang Seng Index closed at 17 211,84, down 515,41 points, or 2,9%. In the bond market, the benchmark government R150 bond was last quoted at a yield of 12,830% from a previous close of 12,820%.

The rand was last trading at R6,9705 from a previous close of R6,9725. The dollar bullion price was last quoted at $272,90 an ounce from a previous New York close of $273,50 an ounce.

At 4pm local time:
All-share index: 7 932,1 up 37,2 points
Industrial index: 8 799,1 up 15 points
Financial index: 9 745,8 down 14,9 points
Resources index: 5 386,6 up 73,9 points
All-gold index: 972 up 5,2 points
Info Tech index: 962,3 down 5,7 points
Advances: 197 Declines: 187 Unchanged: 148
Value traded R1 524bn
Volume traded 156 712-million shares

Five most actively trades shares by value:

Richemont R200 up 80c
Sappi R59,50 up 30c
Anglos R343 up 700c
Didata plc R58,80 down 20c
Firstrand R7,06 unchanged. ? I-Net Bridge.
08-08-2000 ***Source: I-Net Bridge***

14% JSE ends firmer in range-bound trade
Equities close in positive territory after a range bound day, buoyed by resurgent resources and gold sectors
08/08/2000 Source: I-Net Bridge
72% Afgem share price falls 25% on debut
On its debut on the Johannesburg Stock Exchange (JSE) on Tuesday, the share price of African Gem Resources Limited (Afgem) has lost approximately 25%, last trading at R2,90 from its listing price of R4
08/08/2000 Source: I-Net Bridge
57% Afgem shares fall 25% on debut
The share price of African Gem Resources lost approximately 25% on its JSE debut as the share traded hands between R2.86 and R2.99 from its R4 listing price
08/08/2000 Source: I-Net Bridge
86% AFG: AFGEM - COMMENCEMENT OF LISTING
AFG: AFGEM - COMMENCEMENT OF LISTING
08/08/2000 Source: JSE NEWS SERVICE
100% Afgem joins JSE's diamond sector
Afgem has placed nearly R100m in equity at R4 a share bringing an initial market capitalisation of the group to about R500m
08/08/2000 Source: I-Net Bridge
100% Afgem joins the JSE's shrinking diamond sector
THE Johannesburg Stock Exchange's shrinking diamond sector gets a new listing today, when African Gem Resources (Afgem) makes its debut. The delisting of Gem Diamonds and Ocean Diamond Mining left the sector with only De Beers, Trans Hex and soon-t...
08/08/2000 Source: Ilja Graulich Business Day 1st Edition
72% AFG: AFGEM - ABRIDGED PROSPECTUS/2
AFG: AFGEM - ABRIDGED PROSPECTUS/2
27/07/2000 Source: JSE NEWS SERVICE
100% AFG: AFGEM - ABRIDGED PROSPECTUS
AFG: AFGEM - ABRIDGED PROSPECTUS
27/07/2000 Source: JSE NEWS SERVICE
72% Opportunity beckons for Afgem
ARUSHA African Gem Resources (Afgem) says the highly fragmented nature of the annual $10bn worldwide wholesale gemstone industry provides extensive opportunities for the company to grow and expand through exploration, acquisition and joint venturing...
24/07/2000 Source: Ilja Graulich Business Day 1st Edition
57% A GEM OF A PROJECT
The FM Interview Brendan Ryan gets on to the subject of coloured gemstones with Afgem CEO Mike Nunn Mike Nunn is a man with a mission. One which sounds much like that of an organisation he both admires and decries De Beers which, for more than a cen...
21/07/2000 Source: Financial Mail
86% Rare gem tanzanite to be branded
COMPANIES that mine and market rare, high-value gemstones are realising the value of branding their products. Afgem, which recently acquired the rights to mine and market one of the rarest stones on earth tanzanite is following the trend set by De B...
18/07/2000 Source: Tiro Mokoditoa Business Day 1st Edition
14% Business in Brief
THE battle for control over Canadian exploration company Winspear Resources has taken yet another turn with De Beers criticising Winspear's announcement that its mineral resources base is three times bigger than first estimated.
17/07/2000 Source: I-Net Bridge
100% Afgem to list on JSE in August
The gemstone wholesaler plans to raise R110m for its key tanzanite mining project in Tanzania through the listing
12/07/2000 Source: I-Net Bridge

< 1 2 3 4

JSE ends firmer in range-bound trade

By Justin Brown, I-Net Bridge

The Johannesburg Stock Exchange (JSE) ended firmer on Tuesday after a range bound day, buoyed by resurgent resources and gold sectors.

The exchange initially opened up on the rebound seen in US markets then slipped down on the back of Asian and European markets before the resources sector pushed the market back into positive territory by the close.

At close, the benchmark all-share index was up 0.47% and the industrial index gained 0.17%, the financial index was down 0.15%, the resources index soared 1.39%, the all-gold index climbed 0.54% and the information technology (IT) index declined 0.59%.

"There was little focus on prices today with the market range bound. Luxury goods producer Richemont accounted for about 12% of today's value traded. Being a public holiday on Wednesday investors don't want to go two Dow sessions carrying a position. The rally in the resources sector was the main feature. Outside the resources sector the market was range bound," an equities dealer said. "The Afgem listing today was a disappointment," he added.

In the news, a consortium of six companies including investment house Allan Gray, which in total has a 53% stake in listed agri-business OTK, is set to reconstitute OTK's board

OTK's share price on the JSE rose 5.63% to R4.50.

In the resources sector, Anglos added R7 to R343, De Beers was R3.60 better at R172.80 and Billiton climbed 15c to R26.45.

In the IT sector, Didata plc fell 20c to R58.80, Datatec was R2.60 lower at R54, Ixchange rose 15c to R12.75 and Comparex fell 20c to R9.70.

Among industrial stocks Richemont added 80c to R200, SAB plc was 10c higher at R48.60 and Remgro was 20c higher at R64.20.

In the retail sector, Pick n Pay climbed 20c to R11.85 and Woolies was 4c better at R3.22.

Among financial stocks, Stanbic fell 30c to R27.50, Nedcor was R1 higher at R150 and Sanlam increased 4c to R8.10.

Leisure company Kersaf rose to a high of R32.40 from a previous close of R32.

Stocks to fall to lows on Tuesday were: Appleton, which slipped 11.43% to R2.95 and Mustek, which plunged R2.20 to 7.76%.

U.S. stocks rose on Monday amid optimism that the Federal Reserve would not boost interest rates at its meeting later this month.

Investors also bid up stocks that are expected to report earnings this week, in anticipation of good results.

The Nasdaq closed up 75.63 points, or 2%, to 3862.99 and the Dow Jones industrial average added 99.26 points, or 0.92%, to 10,867.01. The S&P 500 gained 16.39 points, or 1.12%, to 1479.32.

Asian markets were weaker with the Tokyo Nikkei 225 closing at 15,820.11, down 182.60 points from its previous close.

In Hong Kong, the Hang Seng Index closed at 17,211.84, down 515.41 points, or 2.9%.

In the bond market, the benchmark government R150 bond was last quoted at a yield of 12.830% from a previous close of 12.820%.

The rand was last trading at 6.9705 from a previous close of 6.9725.

The dollar bullion price was last quoted at $272.90 an ounce from a previous New York close of $273.50 an ounce.

08-08-2000 ***Source: I-Net Bridge***

JSE ends firmer in range-bound trade

By Justin Brown, I-Net Bridge

The Johannesburg Stock Exchange (JSE) ended firmer on Tuesday after a range bound day, buoyed by resurgent resources and gold sectors.

The exchange initially opened up on the rebound seen in US markets then slipped down on the back of Asian and European markets before the resources sector pushed the market back into positive territory by the close.

At close, the benchmark all-share index was up 0.47% and the industrial index gained 0.17%, the financial index was down 0.15%, the resources index soared 1.39%, the all-gold index climbed 0.54% and the information technology (IT) index declined 0.59%.

"There was little focus on prices today with the market range bound. Luxury goods producer Richemont accounted for about 12% of today's value traded. Being a public holiday on Wednesday investors don't want to go two Dow sessions carrying a position. The rally in the resources sector was the main feature. Outside the resources sector the market was range bound," an equities dealer said. "The Afgem listing today was a disappointment," he added.

In the news, a consortium of six companies including investment house Allan Gray, which in total has a 53% stake in listed agri-business OTK, is set to reconstitute OTK's board

OTK's share price on the JSE rose 5.63% to R4.50.

In the resources sector, Anglos added R7 to R343, De Beers was R3.60 better at R172.80 and Billiton climbed 15c to R26.45.

In the IT sector, Didata plc fell 20c to R58.80, Datatec was R2.60 lower at R54, Ixchange rose 15c to R12.75 and Comparex fell 20c to R9.70.

Among industrial stocks Richemont added 80c to R200, SAB plc was 10c higher at R48.60 and Remgro was 20c higher at R64.20.

In the retail sector, Pick n Pay climbed 20c to R11.85 and Woolies was 4c better at R3.22.

Among financial stocks, Stanbic fell 30c to R27.50, Nedcor was R1 higher at R150 and Sanlam increased 4c to R8.10.

Leisure company Kersaf rose to a high of R32.40 from a previous close of R32.

Stocks to fall to lows on Tuesday were: Appleton, which slipped 11.43% to R2.95 and Mustek, which plunged R2.20 to 7.76%.

U.S. stocks rose on Monday amid optimism that the Federal Reserve would not boost interest rates at its meeting later this month.

Investors also bid up stocks that are expected to report earnings this week, in anticipation of good results.

The Nasdaq closed up 75.63 points, or 2%, to 3862.99 and the Dow Jones industrial average added 99.26 points, or 0.92%, to 10,867.01. The S&P 500 gained 16.39 points, or 1.12%, to 1479.32.

Asian markets were weaker with the Tokyo Nikkei 225 closing at 15,820.11, down 182.60 points from its previous close.

In Hong Kong, the Hang Seng Index closed at 17,211.84, down 515.41 points, or 2.9%.

In the bond market, the benchmark government R150 bond was last quoted at a yield of 12.830% from a previous close of 12.820%.

The rand was last trading at 6.9705 from a previous close of 6.9725.

The dollar bullion price was last quoted at $272.90 an ounce from a previous New York close of $273.50 an ounce.

08-08-2000 ***Source: I-Net Bridge***

Afgem share price falls 25% on debut

CAPE TOWN ? On its debut on the Johannesburg Stock Exchange (JSE) on Tuesday, the share price of African Gem Resources Limited (Afgem) has lost approximately 25%, last trading at R2,90 from its listing price of R4. The vertically integrated Johannesburg-based coloured gemstone wholesaler raised about R100m through the listing for its key tanzanite mining project in Tanzania.

Over the morning session, Afgem's share price had traded between R2,86 and R2,99. With a share price of R4, the company would have a market capitalisation of about R500m. Approximately 25-million shares, or just less than 40% of the total are listed, with another 37% owned by its directors and 24% by the Industrial Development Corporation (IDC).

The core of Afgem's assets is its 75% stake in Merelani Mining, a Tanzanian company that owns the rights to mine tanzanite, a rare violet-blue precious gemstone, in Block C of the Merelani region of northern Tanzania. This area represents two-thirds of the world's known tanzanite reserves.

Mining industry analysts said they were not surprised by the fall in the share price, as a number of factors were weighing on the share. The fact that the company was part of SA?s junior mining sector, had not yet reached full production in its mines, was African-based and had issued a number of shares at only 10c each prior to its listing, all made the share a risky one.

"If the issue price had been substantially lower, say between R2 and R2,50, this would have compensated investors for the risks associated with the company," observed one analyst.

"Also the fact that there are investors out there who could take windfall profits at some point has increased the likelihood of the share trading at low levels for an extended period."

Another analyst said that the existence of a share incentive scheme for employees that could see up to 20% of the group's issued capital being given to employees was also a deterrent to investors, as such a large amount of new shares would dilute the value of existing shares considerably.

Earlier Afgem chairman and CEO Mike Nunn said he realised the group was facing a "tough market" and a "tough sector."

"We recognise that we have a bumpy road in terms of the disappointments which the junior mining sector has delivered in the past, and we are going to have to work hard to shake that stigma."

For the past eight years, Afgem has been SA?s leading wholesaler of coloured gemstones, with strengths in cutting, polishing and beneficiation. Already a public company, it successfully raised funding from the IDC and other private investors two years ago to acquire its stake in Merelani.

The group planned to focus on medium to large projects involving the seven high-value gemstones it had identified as core to its business, with tanzanite being just the first. It aimed to become the "world's foremost coloured gemstone group." ? I-Net Bridge.

08-08-2000 ***Source: I-Net Bridge***

AFG: AFGEM - COMMENCEMENT OF LISTING

AFRICAN GEM RESOURCES LIMITED
(FORMERLY AFRICAN GEM RESOURCES PROPRIETARY) LIMITED)
(INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA)
(REGISTRATION NUMBER 1998/007292/06)
("AFGEM")
COMMENCEMENT OF LISTING
THE DIRECTORS OF AFGEM CONFIRM THAT THE JOHANNESBURG STOCK EXCHANGE ("JSE") HAS GRANTED A LISTING OF THE ENTIRE ISSUED SHARE CAPITAL OF AFGEM, COMPRISING 129 321 682 ORDINARY SHARES, IN THE "DIAMONDS: MINING RESOURCES" SECTOR OF THE JSE LISTS UNDER THE ABBREVIATED NAME "AFGEM" WITH EFFECT FROM TUESDAY, 8 AUGUST 2000.
JOHANNESBURG
8 AUGUST 2000
PRODUCED BY: MARY-JANE KOEN 08-08-2000 08:36 SENS

08-08-2000 ***Source: JSE NEWS SERVICE***

Afgem joins JSE's diamond sector

The Johannesburg Stock Exchange's shrinking diamond sector gets a new listing on Tuesday, when African Gem Resources (Afgem) makes its debut.

The delisting of Gem Diamonds and Ocean Diamond Mining left the sector with only De Beers, Trans Hex and soon-to-be-listed ICH.

As Gemstone group Afgem joins the diamond players, the sector's name changes from mining resources: diamonds to mining resources: diamonds and gemstones, reflecting Afgem's position in the gemstones arena.

Afgem has placed nearly R100m in equity at R4 a share, bringing initial market capitalisation of the group to about R500m. The group is finalising arrangements for debt financing to cover any shortfall in its capital requirements.

Afgem's management and the Industrial Development Corporation of SA jointly hold 60% of the shares in a voting pool agreement, creating a free float of 40%.

Afgem acquired the rights to the vast majority of the world's known tanzanite reserves a few years ago. After extensive drilling and research it has started full development of the mine in Tanzania's Kilimanjaro region.

Tanzanite, which is 1000 times rarer than diamonds, is found only in this remote area.

While mining forms part of the greater group's operations, marketing and beneficiation is where the real value of the company lies, says CEO Mike Nunn.

Afgem already has a cutting and polishing centre in Johannesburg with state-of-the-art equipment, while its Bangkok operation cuts and polishes stones of lower quality on a contract basis.

Plans are in place to open a cutting centre in Tanzania.

Ilja Graulich, Business Day

08-08-2000 ***Source: I-Net Bridge***

Afgem joins the JSE's shrinking diamond sector

THE Johannesburg Stock Exchange's shrinking diamond sector gets a new listing today, when African Gem Resources (Afgem) makes its debut.

The delisting of Gem Diamonds and Ocean Diamond Mining left the sector with only De Beers, Trans Hex and soon-tobe-listed ICH.

As Gemstone group Afgem joins the diamond players, the sector's name changes from mining resources: diamonds to mining resources: diamonds and gemstones, reflecting Afgem's position in the gemstones arena.

Afgem has placed nearly R100m in equity at R4 a share, bringing initial market capitalisation of the group to about R500m. The group is finalising arrangements for debt financing to cover any shortfall in its capital requirements.

Afgem's management and the Industrial Development Corporation of SA jointly hold 60% of the shares in a voting pool agreement, creating a free float of 40%.

Afgem acquired the rights to the vast majority of the world's known tanzanite reserves a few years ago. After extensive drilling and research it has started full development of the mine in Tanzania's Kilimanjaro region.

Tanzanite, which is 1000 times rarer than diamonds, is found only in this remote area.

While mining forms part of the greater group's operations, marketing and beneficiation is where the real value of the company lies, says CEO Mike Nunn.

Afgem already has a cutting and polishing centre in Johannesburg with state-of-the-art equipment, while its Bangkok operation cuts and polishes stones of lower quality on a contract basis.

Plans are in place to open a cutting centre in Tanzania.

08-08-2000 ***Source: Ilja Graulich Business Day 1st Edition***

AFG: AFGEM - ABRIDGED PROSPECTUS/2

114 179 818 ORDINARY SHARES OF 0,001 CENTS EACH

5.LISTING

THE LISTING OF 135 820 182 ORDINARY SHARES IN THE SHARE CAPITAL OF AFGEM HAS BEEN GRANTED IN THE `DIAMONDS: MINING RESOURCES` SECTOR OF THE JSE LIST UNDER THE ABBREVIATED NAME `AFGEM` WITH EFFECT FROM 09H00 ON TUESDAY, 8 AUGUST 2000.

6. DETAILED PROSPECTUS

COPIES OF THE PROSPECTUS, FOR INFORMATION PURPOSES ONLY, MAY BE OBTAINED DURING NORMAL BUSINESS HOURS FROM THURSDAY, 27 JULY 2000 TO TUESDAY, 1 AUGUST 2000, BOTH DAYS INCLUSIVE, AT:

* AFGEM, SUITE 105, FIRST FLOOR, S.A. DIAMOND CENTRE, 240 COMMISSIONER STREET, JOHANNESBURG;
* HSBC INVESTMENT SERVICES (AFRICA) (PTY) LIMITED, BLOCK C, HSBC PLACE, 6-9 RIVIERA ROAD, HOUGHTON;
* HSBC SECURITIES (SOUTH AFRICA) (PTY) LIMITED, BLOCK C, HSBC PLACE, 6-9 RIVIERA ROAD, HOUGHTON;
* HSBC SECURITIES (SOUTH AFRICA) (PTY) LIMITED, EAST WING, 1ST FLOOR, GRANGER BAY COURT, BEACH ROAD, V & A WATERFRONT;
* HSBC SECURITIES (SOUTH AFRICA) (PTY) LIMITED, T & N HOUSE, 535 RIDGE ROAD, BEREA, DURBAN;
* HR LEVIN, ATTORNEYS, NOTARIES AND CONVEYANCERS, KENTGATE, 64 KENT ROAD (CNR OXFORD ROAD), DUNKELD;
* J D HILL AND COMPANY, 93 BEDFORD AVENUE, BENONI;
* KPMG INC. CHARTERED ACCOUNTANTS (SA), 85 EMPIRE ROAD, PARKTOWN;
* MINING COMMODITIES FINANCING (PTY) LIMITED, 1ST FLOOR, ISLE OF HOUGHTON, BOUNDARY ROAD, HOUGHTON;
* INVESTEC BANK LIMITED, 2ND FLOOR, 100 GRAYSTON DRIVE, SANDOWN, SANDTON; AND
* ALL BROKING MEMBERS OF THE JSE.

JOHANNESBURG
27 JULY 2000
PRODUCED BY: MARY-JANE KOEN 27-07-2000 07:13 SENS

27-07-2000 ***Source: JSE NEWS SERVICE***

AFG: AFGEM - ABRIDGED PROSPECTUS

AFRICAN GEM RESOURCES LIMITED
(FORMERLY AFRICAN GEM RESOURCES (PROPRIETARY) LIMITED)
(INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA)
(REGISTRATION NUMBER 1998/007292/06)
(`AFGEM`)

ABRIDGED PROSPECTUS
(ISSUED IN TERMS OF THE JOHANNESBURG STOCK EXCHANGE (`JSE`) LISTINGS REQUIREMENTS)
RELATING TO THE PRIVATE PLACING OF 30 402 500 ORDINARY SHARES OF 0,001 CENTS EACH IN THE SHARE CAPITAL OF AFGEM (`ORDINARY SHARES`) AT AN ISSUE PRICE OF 400 CENTS PER ORDINARY SHARE.

THIS ABRIDGED PROSPECTUS IS NOT AN INVITATION TO THE PUBLIC TO SUBSCRIBE FOR ORDINARY SHARES IN THE SHARE CAPITAL OF AFGEM, BUT IS ISSUED IN COMPLIANCE WITH THE JSE LISTINGS REQUIREMENTS FOR THE PURPOSE OF GIVING INFORMATION TO THE PUBLIC WITH REGARD TO AFGEM. THE DIRECTORS OF AFGEM, COLLECTIVELY AND INDIVIDUALLY, ACCEPT FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION GIVEN HEREIN AND CERTIFY THAT, TO THE BEST OF THEIR KNOWLEDGE AND BELIEF, NO OTHER FACTS HAVE BEEN OMITTED WHICH WOULD MAKE ANY STATEMENT HEREIN FALSE OR MISLEADING AND THAT THEY HAVE MADE ALL REASONABLE ENQUIRIES TO ASCERTAIN SUCH FACTS.

OPENING DATE OF THE PRIVATE PLACING (09H00)	THURSDAY, 27 JULY 2000
CLOSING DATE OF THE PRIVATE PLACING (12H00)	TUESDAY, 1 AUGUST 2000
PROPOSED LISTING DATE (09H00)	TUESDAY, 8 AUGUST 2000

1. NATURE OF BUSINESS

AFGEM AIMS TO BE THE WORLD`S LEADING COLOURED GEMSTONE COMPANY, VERTICALLY INTEGRATED THROUGH MINING, BENEFICIATION AND WORLDWIDE MARKETING OF HIGH VALUE COLOURED GEMSTONES. AT PRESENT, AFGEM COMPRISES A HOLDING COMPANY AND THREE SUBSIDIARIES (COLLECTIVELY THE `AFGEM GROUP`), NAMELY:

- AFRICAN GEM MARKETING (PTY) LTD (`AFGEM MARKETING`), A BENEFICIATION AND MARKETING COMPANY INCORPORATED IN SOUTH AFRICA;
- AFGEM INTERNATIONAL LIMITED (`AFGEM INTERNATIONAL`), AN OFFSHORE MARKETING COMPANY INCORPORATED IN THE BRITISH VIRGIN ISLANDS; AND - MERELANI MINING LIMITED (`MML`), A TANZANITE MINING COMPANY INCORPORATED IN TANZANIA.

THE CURRENT AFGEM GROUP STRUCTURE IS AS FOLLOWS:
THROUGH THE ACQUISITION AND CONSOLIDATION OF THE MONTANA PRECIOUS GROUP (PTY)
LTD (`MONTANA`) AND ROLLING STONE MARKETING CC (`ROLLING STONE`) INTO AFGEM MARKETING, AND THROUGH THE PURCHASE OF THE MINING RIGHTS TO BLOCK `C` OF THE MERELANI TANZANITE AREA IN NORTHERN TANZANIA, AFGEM HAS CREATED A VERTICALLY INTEGRATED BUSINESS, WHICH WILL ADD VALUE AT ALL POINTS ALONG THE ROUTE TO MARKET, FROM THE SOURCE TO THE CONSUMER.

THROUGH THE MANAGEMENT TEAMS OF MONTANA AND ROLLING STONE, AFGEM HAS ACCUMULATED EXTENSIVE EXPERIENCE IN THE CUTTING, POLISHING, GRADING, CERTIFYING AND PACKAGING OF COLOURED GEMSTONES. THE SUCCESSFUL INTEGRATION OF THESE COMPANIES INTO THE AFGEM GROUP WITH EFFECT FROM 1 MARCH 1999 HAS YIELDED TRADING RESULTS BEYOND EXPECTATIONS.

IN DECEMBER 1998, AFGEM WAS SUCCESSFUL IN BIDDING FOR THE ASSETS AND MINING RIGHTS OF BLOCK `C` OF THE MERELANI TANZANITE AREA. TANZANITE, A VIOLET-BLUE GEMSTONE OF THE ZOISITE FAMILY UNIQUE TO THE MERELANI AREA, HAS BECOME EXTREMELY POPULAR IN THE US MARKET. THE MINING RIGHTS ACQUIRED BY THE AFGEM GROUP REPRESENT APPROXIMATELY TWO THIRDS OF THE WORLD`S KNOWN RESOURCES OF TANZANITE, OFFERING A UNIQUE OPPORTUNITY IN TERMS OF MINING AND MARKETING POTENTIAL.

A COMPREHENSIVE TWO YEAR STUDY OF THE DEPOSIT HAS GIVEN AFGEM A 50 MILLION CARAT RESOURCE AND 22,4 MILLION CARAT RESERVE, SUFFICIENT TO SUPPORT A CONSERVATIVELY BASED 19 YEAR LIFE OF MINE. STEFFEN, ROBERTSON AND KIRSTEN (SOUTH AFRICA) (PROPRIETARY) LIMITED STATES THAT "THERE IS CONSIDERABLE EVIDENCE TO INDICATE THE PRESENCE OF ADDITIONAL PAYSHOOTS (FOLD CLOSURES)
WITHIN THE JUUYAWATU ZONE (`JWZ`) IN BLOCK `C`, AS WELL AS A CONTINUATION WITH DEPTH OF THE JWZ BELOW SURFACE". THERE IS THEREFORE EXCELLENT POTENTIAL FOR THIS RESOURCE TO BE SIGNIFICANTLY INCREASED. PROVEN MINING EXTRACTION TECHNOLOGY WILL BE COMBINED WITH AN EXISTING PROCESSING PLANT TO EFFICIENTLY EXPLOIT THIS ORE BODY, WHILST CONTINUED EXPLORATION OFFERS CONSIDERABLE FURTHER POTENTIAL.

AFGEM HAS RECOGNISED THE UNIQUE OPPORTUNITY OF SUPPLYING TANZANITE TO A MARKET CHARACTERISED BY SURPLUS DEMAND AND A HISTORICALLY VOLATILE PRICE. IN A FRAGMENTED AND INFORMAL INDUSTRY, AFGEM AIMS TO INSTILL PRICE STABILITY AND SUPPLY CONTINUITY, WHILST LEVERAGING OFF ITS STRATEGIC COMPETITIVE ADVANTAGE:
PRODUCT DIFFERENTIATION, THROUGH A COMPREHENSIVE AND INNOVATIVE MARKETING STRATEGY.

THE TOTAL WHOLESALE MARKET VALUE FOR POLISHED COLOURED GEMSTONES IS SIGNIFICANT AND ESTIMATED TO BE APPROXIMATELY EQUAL TO THAT FOR POLISHED DIAMONDS. WITH THE SUB-SAHARAN BASIN EQUALLING SOUTH AMERICA AS THE MOST IMPORTANT COLOURED GEMSTONE PRODUCING REGION, AND THE

BEST AVAILABLE COPY

WORLD MARKET SHOWING CONSISTENT GROWTH OVER THE PAST DECADE, AFGEM BELIEVES THAT IT IS UNIQUELY POSITIONED TO TAKE ADVANTAGE OF THE GROWING DEMAND FOR COLOURED GEMSTONES. GLOBALISATION, BRANDING AND THE INTERNET REPRESENT KEY CHALLENGES FOR THE FUTURE AND AFGEM IS COMPREHENSIVELY ADDRESSING THESE ASPECTS OF ITS BUSINESS IN PURSUIT OF ITS VISION.

2. PROSPECTS

AFGEM OPERATES WITHIN A US$ 10 BILLION PER ANNUM INDUSTRY THAT IS BOTH FRAGMENTED AND INFORMAL. UNLIKE THE DIAMOND INDUSTRY, WHICH IS CONTROLLED BY LARGE MINING COMPANIES, THE COLOURED GEMSTONE BUSINESS IS CHARACTERISED BY SMALL MINING COMPANIES AND LOCAL ARTISANAL MINERS. MOST OF THESE OPERATORS HAVE A SHORT-TERM VISION AND ARE UNDERCAPITALISED. CONSEQUENTLY, THERE HAS BEEN VERY LITTLE SYSTEMATIC EXPLORATION FOR NEW DEPOSITS AND FOR EXTENSIONS TO EXISTING DEPOSITS. THERE ARE NUMEROUS OCCURRENCES OF COLOURED GEMSTONES IN CENTRAL, SOUTHERN AND EAST AFRICA (INCLUDING MADAGASCAR) APART FROM TANZANITE, SUCH AS TSAVORITE (A GREEN GARNET), ALEXANDRITE, RUBY, EMERALD, SAPPHIRE, TOURMALINE AND AQUAMARINE.

MOST OF THESE DEPOSITS ARE EITHER EXPLOITED ON A SMALL INFORMAL SCALE OR HAVE CEASED PRODUCTION, DUE TO LACK OF CAPITAL AND EXPERTISE. WHILE AFGEM DOES NOT PLAN TO CONDUCT `GRASS-ROOTS` EXPLORATION, FURTHER EXPLORATION WILL BE CONDUCTED IN THE MERELANI TANZANITE AREA AND ELSEWHERE IN SUB-SAHARAN AFRICA. NUMEROUS OPPORTUNITIES EXIST FOR A WELL-CAPITALISED AND WELL-MANAGED COMPANY TO ACQUIRE AND DEVELOP VIABLE OPERATIONS THAT WILL ULTIMATELY ENHANCE SHAREHOLDER VALUE BY GROWING FUTURE EARNINGS.

3. DIRECTORS

NAME	AGE	DESIGNATION	ADDRESS
MICHAEL JOHN NUNN	40	CHAIRMAN AND CHIEF EXECUTIVE OFFICER	SA DIAMOND CENTRE, 240 COMMISSIONER STREET, JOHANNESBURG
MERVYN SHEIN	48	GROUP FINANCIAL DIRECTOR	SA DIAMOND CENTRE, 240 COMMISSIONER STREET,JOHANNESBURG
DEAN ROY CUNNINGHAM	40	NON-EXECUTIVE DIRECTOR	1ST FLOOR, ISLE OF HOUGHTON, BOUNDARY ROAD,HOUGHTON
SIPHO MKHIZE	39	NON-EXECUTIVE DIRECTOR	19 FREDMAN DRIVE, SANDTON
ANDRE BEKKER	40	NON-EXECUTIVE DIRECTOR	19 FREDMAN DRIVE, SANDTON
CHRISTOPHER HARDY BOULLE	28	NON-EXECUTIVE DIRECTOR	KENTGATE, 64 KENT ROAD, DUNKELD

4. SHARE CAPITAL

THE AUTHORISED AND ISSUED SHARE CAPITAL OF AFGEM BEFORE AND AFTER THE PRIVATE PLACING IS AS FOLLOWS:

	R
AUTHORISED	
250 000 000 ORDINARY SHARES OF 0,001 CENTS EACH	2 500
ISSUED AFTER THE PRIVATE PLACING	
135 820 182 ORDINARY SHARES OF 0,001 CENTS EACH	1 358
SHARE PREMIUM (BEFORE THE EXPENSES OF THE PRIVATE PLACING AND AFTER THE LISTING)	143 633 764
UNISSUED	

Opportunity beckons for Afgem

ARUSHA African Gem Resources (Afgem) says the highly fragmented nature of the annual $10bn worldwide wholesale gemstone industry provides extensive opportunities for the company to grow and expand through exploration, acquisition and joint venturing.

CEO Mike Nunn said exploration and trading were important to the group and while R10m had been set aside for exploration, Afgem would not get involved in greenfields or brownfields exploration, as these were not core areas. Mining was of utmost importance to Afgem, which had the rights to mine two thirds of the world's known reserve of tanzanite, a stone 1000 times rarer than diamonds.

However, the beneficiation and marketing side of the business was where even greater value would be created.

Judging by comments from fund manages last week during a visit to the operations, they have welcomed the mine plan and operation as "basic but highly effective using proven technology". Plans are currently under way to open up a cutting centre in Tanzania, to add to the group's cutting centres in Johannesburg and Thailand.

24-07-2000 ***Source: Ilja Graulich Business Day 1st Edition***

A GEM OF A PROJECT

The FM Interview Brendan Ryan gets on to the subject of coloured gemstones with Afgem CEO Mike Nunn

Mike Nunn is a man with a mission. One which sounds much like that of an organisation he both admires and decries De Beers which, for more than a century, has dominated world trade in rough diamonds. Nunn wants to do the same with high-value, coloured gemstones such as rubies, emeralds, sapphires, tourmalines and, above all, tanzanite.

Tanzanite is, in fact, his starting point. His company Afgem, which will list on the wait for it diamond sector of the Johannesburg Stock Exchange in early August, owns two-thirds of the worlds only known tanzanite deposit, located near Mount Kilimanjaro in Tanzania.

Tanzanite was only discovered in 1967. Since then, it has become the second most popular gemstone in the US jewellery market after the sapphire. Nunns aim is to push tanzanite into the number one spot within five years. Tanzanite is the colour a sapphire wishes it could be, he says.

That assessment is not all subjective marketing hype. A cut tanzanite stone is a stunning, deep violet-blue colour that shades to royal purple, depending on the angle of the light striking it.

Nunns views on De Beers and diamonds are topical. The diamond giant is in the throes of reinventing the way it does business to ensure its domination of the diamond trade for another century. Its going for more marketing spend and greater product differentiation through branding.

All of which Afgem intends doing with tanzanite.

Nunn is keen to differentiate his coloured-gemstone business from diamonds; he says he has persuaded the JSE Listings Committee to change the official name of the diamond sector to diamonds & gems.

He maintains he has no desire to get into the diamond trade. Wild horses would not drag me into a diamond project, though I guess wild elephants might.

The technical, financial and geological risks are just too great in diamond mining.

Once he has got the tanzanite mine up and running successfully, Nunn intends to broaden his business into the rest of Africas gemstones. He says the worlds colouredgemstone business is worth about US10bn-12bn/year at the wholesale level, which is roughly the same as the diamond market.

Twenty-five percent of those gemstones are sourced from sub-Saharan Africa. Specifically, Madagascar is known for its sapphires, Malawi for rubies, Namibia for tourmaline and Zambia for emeralds.

Thats a $3bn/year business and it is totally fragmented and unorganised because it is dominated by small, informal miners, traders and producers. There is little beneficiation being done.

Its a significant business sitting right on our doorstep. If we get it right with the tanzanite project, then we have a huge opportunity to organise the rest of this business along formal lines. And thats what we intend to do.

But wait just one minute. This is Africa and this is the resources business. Thats two high-risk strikes against the batter right off. You need to be an Afro-optimist to consider such a scheme. And you had better have plenty of experience on the ground in dealing with African conditions.

Nunn says he qualifies on both counts. Ive been into the Congo, had that business experience, and I dont want to repeat it. We will be targeting countries like Tanzania, which have embraced market economies and where you can operate 100% legitimately.

A self-made entrepreneur, Nunn started his first business at the age of 16 in the UK, where he was born in 1959. He came to SA in 1979 his mother is South African and got involved in commodities trading. This entailed extensive travel through central Africa and the Indian Ocean islands, where he dealt in products such as grains, beans and rice.

I dabbled in anything that could be traded in bulk and, in the process, got to know my way around Africa.

It also gave me a thorough, first-hand look at the logistics of doing business in Africa, he says.

He got into the gemstone business at the age of 32, when he became involved in a small emerald mine in Zambia, running it for three years. He then set up a gem-trading business and eventually created Afgem. A gemstone cutting and polishing factory was established in central Johannesburg. All of this has been achieved through handson experience.

Nunn comes across as a highly ambitious and driven man, an assessment he accepts. I have something to prove. There are a lot of sceptics out there and many people are surprised that we have got as far as we have.

I seem to remember that I used to enjoy golf, but I havent played a game in 18 months. The tanzanite mine has become an obsession. I believe that in life there is always a trade-off and a price to pay for obsessions. That price is contentment because you will never have it.

I dont believe seriously ambitious people are ever content. They look back at what they have done and feel they havent achieved enough. And they constantly have to raise the bar.

21-07-2000 ***Source: Financial Mail***

Rare gem tanzanite to be branded

COMPANIES that mine and market rare, high-value gemstones are realising the value of branding their products. Afgem, which recently acquired the rights to mine and market one of the rarest stones on earth tanzanite is following the trend set by De Beers with diamonds.

It is setting up legitimate distribution channels to market rare finds, complementing them with mainstream advertising and marketing.

Mined only at Merelani in Tanzania, where they were discovered 33 years ago, the violet-blue stones are said to be 1000 times rarer than diamonds.

Tiffany's of New York introduced the stone to the market in 1969.

Afgem has set out to establish distribution partners to market branded tanzanite to jewellery manufacturers and retail jewellers.

The stones, which fetch between 200 and $1000 a carat, will be branded in the same manner as De Beers is branding diamonds by engraving Tanzanite Foundation on each gemstone alongside a five-digit identification number.

The inscription will be visible only via a special viewing machine, says Afgem CE Mike Nunn.

Buyers will receive authentication certificates that identify them as legitimate owners, says Nunn.

The marketing will take a leaf out of diamond marketers' book, while Afgem also hopes to capitalise on the global trend towards white gold and platinum, which complement the stone. The gem, which radiates three different colours, is the second-most popular coloured gem in the US after sapphires. Afgem has set up a website on which tanzanite owners can enter a stone's serial number and view its life path from discovery right through to the store in which it eventually landed, along with weight and price.

18-07-2000 ***Source: Tiro Mokoditoa Business Day 1st Edition***

Business in Brief

THE battle for control over Canadian exploration company Winspear Resources has taken yet another turn with De Beers criticising Winspear's announcement that its mineral resources base is three times bigger than first estimated.

De Beers launched a hostile bid for Winspear late last month, but based its bid of C259m on information freely available in the market as it did not have independent access to samples gathered by the company.

NM ROTHSCHILD & Sons is moving ahead with its due diligence analysis of Spoornet's divisions as part of a restructuring exercise expected to be unveiled after September.

SA's notoriously unstable junior mining sector could soon have something to smile about when African Gem Resources (Afgem) lists on the Johannesburg Stock Exchange at the beginning of August.

ABOUT three years after listing as a venture capital software development company, Ixchange is starting to look a little like a conglomerate in the making.

SA NEEDS to shift its focus from big business to small business if it wants to move forward, says Don Pilkington of the Institute of Inventors and Innovators.

FACED with the prospect of its vast oil resources running out in 25 years' time, Brunei announced sweeping economic reforms yesterday.

PROPOSED amendments to the Banks Act, which will increase the minimum capital and reserve requirements of banks, will not be too onerous for small banks, says the Banking Council.

FEARS about oil price increases have been a major cause of renewed inflation concerns and perhaps the overriding reason for the Reserve Bank not lowering interest rates.

SA DIRECT investment abroad increased from R574m a year in 1991 to R9,6bn in 1998 and exceeded foreign direct investment in SA during this period, says Finance Minister Trevor Manuel.

GERMAN industry is to sign a historic DM10bn deal today for its use of slave and forced labour, in the last of the major Nazi-era compensation agreement with more than 1-million survivors from eight countries, including the US, Russia and Israel.
17-07-2000 ***Source: I-Net Bridge***

Afgem to list on JSE in August

By Lynn Bolin, I-Net Bridge

African Gem Resources Limited (Afgem), the vertically integrated Johannesburg-based coloured gemstone wholesaler, is set to list on the Johannesburg Stock Exchange on August 8, raising R110m for its key tanzanite mining project in Tanzania. Approximately 39% of the group's shares will be listed, with another 37% owned by its directors and 24% by the Industrial Development Corporation (IDC).

The core of Afgem's assets is its 75% stake in Merelani Mining, a Tanzanian company that owns the rights to mine tanzanite, a rare violet-blue precious gemstone, in Block C of the Merelani region of northern Tanzania. This area represents two-thirds of the world's known tanzanite reserves. The other 25% interest in Merelani is held by the Tanzanian government.

For the past eight years, Afgem has been South Africa's leading wholesaler of coloured gemstones, with key strengths in cutting, polishing and beneficiation. Already a public company, it successfully raised funding from the IDC and other private investors two years ago to acquire its stake in Merelani.

The group plans to focus on medium to large projects involving the seven high-value gemstones it has identified as core to its business, with tanzanite being just the first. It aims to become the "world's foremost coloured gemstone group," according to Chairman and CEO Mike Nunn.

Mining tanzanite

Since tanzanite was first discovered in 1967, it has been mined informally. Blocks B and D on either side of Afgem's Block C are currently being mined by artisanal miners with limited capital and technical resources. This has resulted in a depletion of shallow reserves. However, Block C, which was previously mined for graphite, has been determined to contain the bulk of the tanzanite resource.

According to a comprehensive geological study of the ore body by experts at the University of Stellenbosch, the Block C mine has a conservatively estimated life of 19 years, based on known present resources, and will yield some 22 million carats of tanzanite from about 800,000 tonnes of ore. There is an indicated resource of 50 million carats in situ, with significant further potential on the same site.

To date Afgem has invested approximately $1.5m in the mine, and has budgeted a further $10m. Preliminary mining operations are expected to begin in the latter part of 2000.

According to Bruce Jones, managing director of Merelani Mining, while initial output will be low, the mine will extract about 1.5 million carats of rough tanzanite per year at full production, by about 2005. While the deposit has been core drilled to 150 metres, it is expected that deeper drilling will confirm further resources, giving the mine a life well beyond the19-year base case.

Currently the group employs 150 Tanzanians at the site at various levels. This number will increase to around 180 in the short-term, reaching between 240-280 at full production. Ten South Africans are also working there, likely to rise to 16 in the next few months.

Afgem plans to set up a buying office in the mining area that would support local small producers, providing a sales outlet at market-related prices. This would ultimately contribute to price stability and assist the Tanzanian government in assessing the correct taxes and duties.

The group also intends to establish a cutting and polishing centre in Tanzania to maximise added-value for the country's economy. Afgem is now in the process of expanding and upgrading its Johannesburg cutting factory. It also sends lower quality gems to be cut and polished in Bangkok on a contract basis.

Afgem will carry out complete beneficiation of the stones, including cutting, polishing, branding, pricing, packaging and certification - comprising laser inscription of the brand and a unique number.

Marketing tanzanite

The coloured gemstone industry worldwide is estimated at some $10bn per year, equivalent in value to the diamond industry. Afgem intends to grow the US market and to develop new markets for tanzanite in Europe and Asia - specifically Japan. In the US, which accounts for about 45% of global coloured gem demand, tanzanite has proved to be second in popularity only to sapphires. Market estimates for tanzanite sales are $100m per year for rough stones and $150m per year for the polished product.

Afgem will market tanzanite through The Tanzanite Foundation, a new brand set up to be the primary authority for tanzanite globally. The Foundation will guarantee mining standards as well as the quality and grade of stones. At the same time, it will add value to consumers by encouraging buyer confidence and providing assurance through certification.

Similar to De Beers' strategy, the ...

who must meet strict criteria and be trained in all aspects of the promotion of tanzanite. They will subsequently market branded tanzanite to jewelry manufacturers and retail jewelers who will benefit from the Foundation's advertising and marketing campaigns.

Afgem also plans to set up a website for the Tanzanite Foundation to promote the gem, build brand awareness, and educate the public. It would also provide buyers with access to information about their unique stone.

12-07-2000 ***Source: I-Net Bridge***

African Gem Resources Limited
(Incorporated in the Republic of South Africa)
Registration number 1998/0072/92/06
ISIN: ZAE000025540
Share code: AFG
("AFGEM" or "the company")

AFGEM announces new financial director

AFGEM's directors are pleased to announce the appointment of Mark Summers as Financial Director. Mark is a Chartered Accountant and a Chartered Management Accountant. He completed his articles at Coopers & Lybrand, after which he joined Anglo American's Corporate and International Finance Department.

Prior to joining AFGEM, Mark was an associate director in the Mining Corporate Finance and Advisory division at HSBC Investment Services (Africa) (Pty) Limited, where his corporate clients included De Beers Consolidated Mines Limited, Kroondal Platinum Mines Limited and the Industrial Development Corporation of South Africa Limited.

Mark also advised AFGEM during its listing on the JSE Securities Exchange South Africa in August 2000 and at HSBC, advised the company on various regulatory and market-related issues.

"I look forward to the opportunity to be an integral part of the company at an exciting time in its development."

Mervyn Shein, the company's previous financial director, has resigned as a non executive director of the AFGEM board.

Johannesburg
18 April 2002